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08001317

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REGISTRANT'S NAME Svenska Cellulosa

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082-00763





SCA Annual Report
2007

12-31-07
AR/S


Tempo®

Svenska Cellulosa

Eastern Europe

Asia

Asia Pacific

TENA
TORK
Zewa
Libero
Libresse

TENA
TORK
Drypers
Tempo
Treasures
Libra
Sorbent

Packaging



MARKET POSITION

Products	Europe
Corrugated board packaging	2
Container board	2

SHARE OF THE GROUP

Net sales
31 %

Operating profit
26 %

Sales to some 50 countries in Europe and Asia. SCA is a full-service supplier of packaging solutions and offers both transport and consumer packaging. Production is carried out at over 300 facilities in some 30 countries.

Forest Products


House Beautiful
245
Homes for every budget

MARKET POSITION

Products	Europe
Publication papers	6
Solid-wood products	8
Private forest holdings	1

SHARE OF THE GROUP

Net sales
17 %

Operating profit
28 %

Sales primarily in Europe but also in North America and Japan. Production comprises publication papers, pulp and solid-wood products.

SCA in the world

North America

TENA
TORK

Latin America

TENA
TORK
Saba
familia
Nosotras
Regio

Europe

TENA
TORK
Libresse
Libero
Zewa
Tempo
Velvet
Edet

Europe

Europe

Personal Care


TENA
lady

MARKET POSITION

Products	Europe	USA	Global
Incontinence care	1	3	1
Baby diapers	2	–	3
Feminine care	3	–	5

SHARE OF THE GROUP

Net sales
21 %

Operating profit
29 %

Sales in some 90 countries worldwide. The business area comprises three product segments: incontinence care, baby diapers and feminine care. Production is carried out at 21 plants in 18 countries.

Tissue



MARKET POSITION

Products	Europe	USA	Global
Consumer tissue	1	–	4
Tissue for bulk consumers – AFH	1	3	3

SHARE OF THE GROUP

Net sales
31 %

Operating profit
17 %

Sales in some 80 countries worldwide. Tissue consists of toilet and household paper, facial tissue, handkerchiefs and napkins. Production is carried out at 35 facilities in 19 countries.

The year at a glance

Net sales amounted to SEK 105,913m (101,439).

Profit for the year amounted to SEK 7,161m (5,467).

Earnings per share amounted to SEK 10.16 (7.75).

SCA strengthened its product offering within all segments with new innovative products.

Revaluation of the forest assets and efficiency enhancement measures of a one-time nature improved earnings by a net amount of SEK 300m.

Proposed dividend is SEK 4.40 (4.00) per share.

Earnings, dividend and cash flow per share


SEK
SEK
12
10
8
6
4
2
0
6
5
4
3
2
2003
2004
2005
2006
2007
Earnings
Operating cash flow
Dividend

Net sales and operating margin


SEKm
%
12
10
8
6
4
2
0
2003
2004
2005
2006
2007
Net sales
Operating margin

Key figures

	2007		2006		2005	
	SEK	EUR[1]	SEK	EUR[1]	SEK	EUR[1]
Net sales, SEKm/EURm	105,913	11,456	101,439	10,972	96,385	10,398
Profit before tax, SEKm/EURm	8,237	891	6,833	739	433	47
Profit for the year, SEKm/EURm	7,161	775	5,467	591	454	49
Profit for the year, SEKm[2]	6,908		5,467		4,435	
Earnings per share, SEK	10.16		7.75		0.61	
Earnings per share, SEK[2]	9.80		7.75		6.30	
Cash flow from current operations per share, SEK	6.42		3.95		6.22	
Dividend, SEK[3]	4.40		4.00		3.67	
Strategic investments incl. acquisitions, SEKm/EURm	–5,887	–637	–1,258	–136	–2,514	–271
Equity, SEKm/EURm	64,279	6,792	58,963	6,518	57,110	6,061
Return on equity, %	12		9		1	
Debt/equity ratio, multiple	0.58		0.62		0.70	
Average number of employees	50,433		51,022		51,902	

[1] See pages 60 and 61 for exchange rates.
[2] Excluding items affecting comparability.
[3] Proposed dividend.

Contents

SCA at a glance

A global consumer goods and paper company

SCA creates value through knowledge of the needs of customers and consumers, a regional presence and efficient production. We develop, produce and market personal care products, tissue, packaging, publication papers and solid-wood products. We operate in more than 90 countries.

More than half of our sales comprise consumer products where the end-users are private individuals and households. Every day our products reach hundreds of millions of people around the world. The products are sold under global brands, such as TENA and Tork, as well as strong regional brands including Zewa, Tempo, Libero, Drypers and Saba. Sales are increasing in emerging markets.

Our packaging solutions are mainly used to transport food, industrial products and consumer durables. They are also used in point-of-sale packaging for product promotion to end-consumers in the store. In our forest products operations key products include high-quality newsprint and magazine paper.

SCA has annual sales of SEK 106bn (approximately EUR 11.5bn) and approximately 50,000 employees.

Net sales by business area


Forest Products
17%
Personal Care
21%
Packaging
31%
Tissue
31%

Operating profit by business area


Forest Products
28%
Personal Care
29%
Packaging
26%
Tissue
17%

Group's largest markets


SEKm
Germany
UK
US
France
Sweden
Italy
Netherlands
Spain
Denmark
Australia
Mexico
Belgium
0
3,000
6,000
9,000
12,000
15,000

SCA's value creation

Consumer products

Strengths


Strategy

Increased value for SCA's stakeholders

See complete value creation model on pages 6 and 7.



CEO's message

SCA has the strength to set terms for the future

2007 was another year of improvements for SCA. Sales and earnings increased as did margins. This was an important confirmation in a business environment where the challenges are now steadily intensifying. SCA can continue to go on the offensive and develop its global strategies from a position of strength. Over the next few years parts of the industry will face difficult times. For SCA, the opportunities are considerably greater than the threats – we have expertise, consumer and customer insight, we have the products and the market positions and we have the financial resources to be there and set the terms for our own future.

As a result of a good performance from all employees, SCA improved its earnings during 2007. Higher prices primarily for corrugated board but also for tissue and solid-wood products as well as higher volumes and acquisitions, increased net sales by 8%. Net sales were negatively affected by divestments by 3% and exchange rate fluctuations by 1%. Profit before tax increased by 16% to SEK 7,937m (excluding items affecting comparability).

This result generated a rise in earnings per share of 26% to SEK 10.16 and the Board can therefore propose an increase in the dividend from SEK 4 to SEK 4.40.

One important detail was that the margin (EBITDA) strengthened from 14.5% to 15.1% (excluding items affecting comparability). This improvement was mainly due to price increases as well as higher volumes and a successive improvement of the product mix. The rationalization programmes carried out over the past three years led to stronger earnings, but we are working continuously with additional efficiency enhancements. The improvements within Packaging were particularly gratifying, but Tissue and Forest Products also performed well. Personal Care continued to develop at a good and stable level of profitability.

These improvements were achieved in a cost situation that sharpened during the year when we saw substantial price increases for raw material such as wood, pulp and recovered fibre.

ADDITIONAL EFFICIENCY ENHANCEMENTS

But we live in a highly dynamic world with major and rapid changes, rising pressure from competitors and demanding consumers and customers. This is why we need further efficiency enhancements so that competitiveness can continue to be strengthened now that the earlier programmes have been completed.

The new measures will run over three years. They involve discontinuing capacity with weak profitability within Packaging as well as within Tissue. This will be facilitated by the excellent synergies we will gain from the integration of the acquisition of Procter & Gamble's European tissue operations which was completed in October. We are also carrying out a review of the sawmills in order to increase productivity but also to adjust capacity to a weaker market. The total cost is SEK 4,900m which was charged against earnings in the fourth quarter of 2007.

At the same time, earnings were affected by the revaluation of our forest assets by approximately SEK 5,200m following a physical count and a review of price trends. We continue to have a conservative valuation of our forests, one of the largest holdings in Europe.

The combination of these measures is an offensive move. This is most obvious within Tissue where the acquisition of P&G's tissue operations in Europe further strengthens our market leadership. There are important synergies in the market, such as within sales and marketing, and within the supply chain. In total we estimate that these will have full effect after three years and will then amount to approximately SEK 700m per year. But the other measures we are taking will also release resources which we can use for growth within more profitable areas.

STRATEGIC OVERVIEW

It is with enthusiasm but also with humility, that I now shoulder my responsibility as CEO of SCA. The more I learn, the more impressed I am by the expertise of my colleagues and the growth opportunities offered by the Group's good global positions. SCA has an excellent starting point from which to accelerate the pace of value creation for consumers, customers and shareholders. Together with the Board and management, I have therefore set in motion a strategic overview to see how we can make faster progress. Without anticipating this work, I would like to point out some important themes for the Group's development.

SCA's strategies receive strong support from several positive factors in our business environment – megatrends – that provide the long-term conditions for our value creation.

First and foremost I would like to say that paper has a bright future. No other material is so suitable for taking care of everyday, personal, bodily hygiene. It's fast, it's simple, it's effective and it's renewable.

With millions of people now leaving or about to leave subsistence level poverty behind them as a result of market economy, expanding global trade and new jobs, we notice that one of the highest priorities in the emerging countries is increased personal hygiene.

In the developed economies this is more about improved hygiene and comfort. Here we can expect growth to be lower with some significant exceptions. It is obvious, for example, that factors such as the rapidly ageing population will lead to a substantial increase in the need for personal care where incontinence and other failing bodily functions require continually improved solutions.

Rising prosperity also leads to improved household hygiene, higher demands for clean environments, workplaces, eating places and health care institutions. The effects of better hygiene are not confined to a better life they also prolong life and save life – few individual everyday products are so effective at keeping illness and infections at bay as our personal care and tissue products.

Wood fibre is also suitable for modern and effective packaging and transport solutions, a prerequisite for the constantly rising trade and integration in the global economy. World-leading brands in the electronics industry would not have such good brand exposure and attractively priced products without effective and smart packaging solutions which also meet high requirements for environmental performance.

"We have expertise, consumer and customer insight, we have the products and the market positions and we have the financial resources to be there and set the terms for our own future."

And then we have forest products in the form of sawn timber, solid-wood products, pulp and publication papers, products that are continually attracting new generations of consumers and customers. Here we have good competitiveness with regard to quality, growing demand for "natural" materials and the pleasure of being inspired by words and pictures on paper.

The forest is also an asset to manage and its value has acquired further dimensions in a world that is going to demand significant efforts within energy and elsewhere in order to achieve climate neutrality and sustainable development. During the year, for example, we started a cooperation with the Norwegian energy company Statkraft for an expansion of wind power which will provide about 2,800 TWh when completed. Plans also include examining the feasibility of new hydropower production.

2007 was the year when the debate about climate change and sustainability ceased to be a question confined to politicians and business and found its way into the consciousness of the majority of people in the industrialized world.

For SCA, sustainability issues are not in any way new. Sustainability has long been an integrated part of our operations and we were early to take the initiative with the Group target from 2001 to reduce carbon dioxide emissions, to invest in green electricity and to certify our forests. We believe that a conscious approach to sustainability reduces our risks and builds long-term competitiveness. The investments we make to improve energy efficiency and reduce environmental impact are made with a long-term perspective.

FOCUS ON CONSUMER PRODUCTS

The strategic analysis is aimed at strengthening growth and profitability and designed to achieve a careful evaluation of where we can use our resources in the best way to increase value creation for our stakeholders. Megatrends show that we have a good, stable and long-term sustainable strategic platform. This is a tremendous strength in times of high transformation pressure when asset values and value relations are changing fast. SCA will be one of the leaders in this transformation and play an active part in setting the terms for its own future.

It is of utmost importance that the hygiene company SCA continues its long journey towards consumer products within Personal Care and Tissue. The organic growth rate will continue to be strengthened with a greater focus on consumer-oriented innovation and product development.

Here we must further hone our knowledge of consumer preferences, particularly in the sophisticated mature markets and equally understand retail chains and bulk consumers even better. They live in an intensely tough competitive situation and are now looking for increasing support from their suppliers for the development of new products and an ever broader service commitment. SCA has made considerable progress in more in-depth customer and consumer insight and has a well-developed cooperation with international chains. We will continue along the route we have staked out and intensify our efforts.

STRONG BRAND FOCUS

One future issue with high priority is to build even stronger brands. The international trend is also global brands and SCA's product areas are no exception. We have some fine successes to point to with TENA for incontinence products, Tork for AFH tissue and the new, thin SecureFit for our feminine care products.

SCA's renewal of its brand strategies prioritizes own brands and means that a growing number within the different product categories will be collected on global platforms. This will provide synergies in research and development, innovation, production and economies of scale with strategically managed product launches. This also gives us the choice to decide which brands we should focus on and which we should leave over time.

At the same time we must be vigilant about the various regional and social differences in customer and consumer preferences in order to make the most of established positions and handle differentiation in harmony with developments in consumer taste.

SHARPENED GROWTH STRATEGIES

When deciding where we can make best use of our resources we must clarify our growth strategies within all business areas both within categories and for geographic expansion. Competition for the good growth in the new markets is already tough. It is a question of deciding even more carefully where to enter and continually examining whether we should stay. There are growing requirements for even faster reactions in order to catch on to new trends in demand and invest and disinvest for higher profitability.

We carried out one such transfer of resources when SCA divested its North American packaging operations in 2007. We may need to carry out more such deals when we increasingly prioritize future growth activities.

Eastern Europe is a priority here. We have built up efficient production structures in this region that provide hubs for several key product categories. Our Zewa brand is a clear market leader within tissue in Russia, a good position for further expansion.

In China, we first went in with packaging in order to serve global customers, a market with intense competition. This gigantic market and India, both with growth in double digits, are naturally of major strategic interest particularly for personal care products. We have acquired a strategic holding in the Chinese tissue manufacturer Vinda, one of the big four.

In our forest industry we have an integrated value chain with high efficiency that makes optimal use of our own forests and provides good results. The steady shift towards increasingly developed products in profitable segments, within both publication papers and solid-wood products, is the right way to go in order to increase the value of these operations. But as for all SCA's operations, structural and operational efficiency must constantly be tested against future demands and the Group's overall development needs. As I have already mentioned, this year we are carrying out efficiency enhancements at our sawmills in order to meet a less favourable market scenario.

EFFICIENCY AND COSTS – AN EVERYDAY TASK

SCA is a large group with operations in many markets and product areas. We continuously review our internal processes and try to simplify and improve the efficiency of the way we work. Once again, fast adjustment to the demands of consumers and customers will shape the winners of tomorrow.

The board and management of SCA have a tradition of daring to implement well-timed, far-reaching measures to keep costs in check. We were first in the industry three years ago to cut back capacity primarily within Packaging and Tissue, which we are now consolidating with further rationalization within Tissue. There must be no doubt that SCA will have world-class efficiency and productivity, which means that productivity improvements and restructuring of the production apparatus are everyday tasks.

To sum up, I would like to say that SCA has an excellent starting point from which to grow further with profitability and create competitive values for shareholders, consumers, customers and employees with environmental and social responsibility as our hallmarks. SCA is a company with double roots in both forest industry and consumer markets.

PROSPECTS

At the time of writing, market trends for 2008 remain good with continued high demand within most product areas. The exception is solid-wood products which following a record year in 2007 are encountering weaker demand. But the financial anxiety, originating in the American mortgage crisis in the second half of 2007, creates some uncertainty. So far, the effects of these changes are difficult to assess.

Jan Johansson
President and CEO

"One future issue with high priority is to build even stronger brands. The international trend is also global brands and SCA's product areas are no exception."

Consumer products

Closer to the consumer

The concentration on growth within Personal Care, Tissue and Packaging has gradually shifted the balance towards consumer products. This shift is intended to reduce the effects of cyclical demand and has therefore reduced operational risks.


Sales breakdown, SCA Group
%
100
80
60
40
20
0
1997
2007
Other
Forest Products
Packaging
Hygiene Products

During the year Procter & Gamble's European tissue operations were acquired and the North American packaging operations were sold.

Strengths

Customer and consumer insight

In all business areas, SCA will increase the innovation rate for new products and services, taking sustainable development into account. Leading market positions and the Group's major resources make SCA an attractive partner when customers increasingly seek complete solutions for the development of both products and services.

Regional presence with global skills

SCA's focus means that the most efficient production and distribution takes place in regional markets close to customers. Many of SCA's products cannot sustain the high costs of long-distance transport. While production is local, most of the product offerings are global. SCA's size and geographic spread also provide significant economies of scale within research and development, brand positioning and concept testing.

Efficient production

SCA has a long tradition of continuous, sustainable improvement in the production structure and realization of the Group's synergies throughout the production chain. This was intensified in recent years by the efficiency enhancement programmes. SCA's own raw material base allows cost control through efficient raw material integration.

Sustainable development

Sustainable development has been a key part of SCA's business model and product offering for many years. SCA's sustainability policy and Code of Conduct stipulate how the Group addresses environmental and social issues which create value over time for shareholders and other stakeholders.

SCA's mission is to develop, produce and market value-added products and services within Personal Care, Tissue, Packaging and Forest Products. SCA's products simplify the everyday lives of hundred of millions of people around the globe. They also generate strong cash flows that enable good dividend growth and raise the value of SCA shares.

Strategy

Higher value-added

SCA endeavours to develop and launch products with a higher value-added content within all segments. Development starts by understanding the needs and preferences of customers and consumers as well as adapting this insight to new products with new functions. This also means that SCA's role is changing from that of an easily replaced supplier to a strategic partner, which not only produces but also accepts responsibility for product development and complete solutions.

Increased value-added


Libero

Some products that are contributing to higher value-added in the Group

Increased sales in emerging markets

Geographically most of SCA's sales are concentrated in Europe and North America. As a result of acquisitions and good organic growth an increased portion of sales will take place in markets in Eastern Europe, Latin America and Asia. These prioritized growth markets today account for more than 16% of sales compared with 7% ten years ago.

Sales in emerging markets


1997
7%
2007
16%

■ Emerging markets
Mature markets

Sales in the growth markets of Eastern Europe, Latin America and Asia account for 16% of SCA's sales

Increased value for SCA's stakeholders

Profitable growth drives value in SCA. Annual organic growth is estimated to amount to 3–4%, mainly driven by strong growth for incontinence products and increased presence in emerging markets. In addition to organic growth, SCA will grow through complementary company acquisitions.

Profitability is the second key component for value creation. In 2007, SCA achieved an EBITDA margin of 15.1% excluding items affecting comparability.

Business areas



Personal Care

Keeping dry

SCA has world-leading expertise and innovative products that keep babies dry, offer women comfortable protection during menstruation and make everyday life simpler for people with incontinence. Our baby diapers, feminine care and incontinence products are available worldwide.



Tissue

Keeping clean

SCA is Europe's largest supplier of tissue. Keeping things tidy, washing and drying hands are the simplest and most effective ways to prevent the spread of disease.



Packaging

Keeping safe

SCA is a world-leading supplier of packaging solutions and develops smart holistic solutions which make transport less expensive. We focus on creative design that offers customers good point-of-sale display and makes things easier for consumers.



Forest Products

Keeping up-to-date

SCA produces publication papers and wood products that are continually developed to offer higher value-added. Our substantial forest holdings are a strategic asset and form the basis of sustainable development of our integrated industrial operations.

Value creation
Strategic control

SCA uses a cash-flow based model to measure the profitability of new expansion investments.

STRATEGIC INVESTMENTS

SCA evaluates all strategic investments (company acquisitions or expansion investments) with a cash-flow based model. All investments must provide a return that exceeds the cost of capital. Future cash flows are calculated and discounted by the cost of capital. This provides a present value for the estimated future cash flow. If the present value is higher than the expenditure for the investment, the investment is value-creating. SCA requires that the present value must exceed the investment expenditure by a margin. This margin is set specifically for each investment and depends on the business to which it belongs, the economic life of the investment and other factors.

SCA'S REQUIRED RATE OF RETURN

SCA's required rate of return on investment is determined by the capital market's deemed return requirement on an investment in SCA shares and current long-term interest rates. The return requirement, the weighted cost of capital (WACC), based on SCA's capital structure from a debt/equity ratio of 0.7, was calculated at year-end of 2007/2008 as 6.8%. This means that all investments must over time generate an annual operating cash flow after tax, but before interest expense, of at least 6.8% of the investment in order to be value-creating and thus meet market demands. The return requirement level above applies to investments in Sweden. Different borrowing costs and tax rates in other countries change the return requirement for operations in those countries.

DIVIDEND POLICY

SCA aims to provide stable and rising dividends over time. Over a business cycle, approximately one-third of cash flow from current operations (after interest expenses and tax) is normally allocated to dividends and two-thirds to value-creating strategic investments. If cash flow from current operations exceeds over time what the company can place in profitable expansion investments, the surplus is returned to shareholders through higher dividends or share repurchases. Over the past decade, dividends have increased by an average of 9% per year and the proposed dividend for the 2007 financial year is SEK 4.40, representing an increase of 10% compared with 2006.

CAPITAL STRUCTURE

SCA's debt/equity ratio measured as net debt in relation to reported equity was 0.58 at 31 December 2007. This is below SCA's long-term target of 0.7. The debt/equity ratio target of 0.7 was chosen taking into account SCA's business risk and the composition of the product portfolio. Periodically, the debt/equity ratio may deviate from target. Over the past decade, the debt/equity ratio has varied between 0.39 and 0.83. In addition to internal financing from cash flow from current operations, scope for additional strategic investments is also provided due to increased borrowing capacity while maintaining the debt/equity ratio. SCA has a credit rating for long-term borrowing of Baa1/BBB+ and short-term borrowing of P2/A2 from Moody's and Standard & Poor's respectively, and a short-term credit rating of K1 in Sweden from Standard & Poor's. During the year Moody's changed its forecast for SCA from Baa1 with a negative outlook to Baa1 with a stable outlook. For more detailed information about SCA's financial risk management, see Note 2 on page 72.

INCENTIVE PROGRAMME

SCA's incentive programme is designed to support the company's objective of creating shareholder value. The programme for senior executives has two components: achievement of cash-flow, growth and earnings targets, and the performance of SCA shares compared with an index consisting of SCA's major global competitors. For more information about the structure of the programme, see Note 7 Personnel and Board costs, on page 83.

Strategic investments, acquistions and divestments


SEKm
12,000
10,000
8,000
6,000
4,000
2,000
0
-2,000
-4,000
2003
2004
2005
2006
2007
Personal Care
Tissue
Packaging
Forest Products
Divestments



Key ratios	2005	2006	2007
Operating surplus margin (EBITDA)			
Result [1] (%)	14.1	14.5	15.1
Operating cash flow			
Result [1] (SEKbn)	5.3	4.1	5.2
Return metrics			
Result capital employed [1] (%)	7.7	8.8	10.2
Result equity [1] (%)	7.9	9.5	11.3
Financial metrics			
Debt/equity ratio (multiple)	0.7	0.6	0.6
Market adjusted debt/equity ratio (multiple)	0.6	0.4	0.5
Debt payment capacity (%)	27	29	35

[1] Excluding items affecting comparability.

Dividend per share


SEK
5
4
3
2
1
0
Average cumulative growth: 9%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Personal Care

Profitability and growth are good within Personal Care. In 2007 the business area achieved an EBITDA margin of 18% and an operating cash surplus of SEK 3,955m. Given the strong profitability level, the highest priority is to take advantage of growth opportunities which will lead to a higher rate of investment and increased marketing costs. With a retained margin, SCA's operations are expected to achieve organic growth of 5–7% per year, driven by rapid growth within incontinence care, an increased proportion of sales in emerging markets of baby diapers and feminine care products, and successful positioning and development of retailers' brands. Key priorities within Personal Care are a high rate of product development, an increased proportion of production in low-cost countries, and higher sales in premium segments.

OUTCOME 2007 *

EBITDA margin

18%

Growth 2007

4%

Tissue

Profitability within Tissue is not yet satisfactory. The business area achieved an EBITDA margin of 12% in 2007and an operating surplus of SEK 3,949m. The main reason for this weak result is tough competition within consumer tissue in Europe, while competition also intensified considerably in the Australian market. Tissue for bulk consumers (AFH) shows good profitability. In consumer tissue, SCA works with the following strategic priorities: increased proportion of sales of SCA's own brands, rationalization of the production structure, strategic partnerships to develop retailers' brands, and a larger proportion of sales in profitable emerging markets such as Latin America and Russia. In line with this strategy, P&G's European tissue operations were acquired during the year. This acquisition strengthens SCA's own brand portfolio. SCA's tissue operations are expected to achieve total organic growth of 3–4% per year. Growth is considerably higher in emerging markets.

EBITDA margin

12%

Growth 2007

6%

Packaging

In 2007, Packaging achieved an EBITDA margin of 12% and an operating surplus of SEK 4,212m. Sales growth in the prioritized growth regions, Eastern Europe and China, was 20% in 2007. Sales of complete packaging solutions within high-value segments account for the main increase. In total, SCA's packaging operations are expected to grow by 2–3% per year. Growth is considerably higher in the prioritized growth regions.

EBITDA margin

12%

Growth 2007

10%

Forest Products

In 2007, Forest Products achieved an EBITDA margin of 22% and an operating surplus of SEK 4,194m. SCA expects to be able to strengthen margins in coming years by continuing to implement successful productivity work within the publication papers business, improving the energy balance from pulp production, and more rational forest management. For solid-wood products a continuous transfer to more value-added products is under way. Growth within Forest Products is expected to reach 2–3% per year.

EBITDA margin

22%

Growth 2007

6%

* Excluding items affecting comparability.



Strategic growth markets

Good potential for continued growth

An increasing part of SCA's growth will take place in the fast-growing markets in Eastern Europe, Latin America and Asia. In 2007 the share of the Group's total sales in emerging markets was 16% compared with 7% ten years ago. The very high economic growth in these markets has fuelled a significant increase in prosperity, higher disposable incomes and increased demand for SCA's products.

SCA's strategy is to grow both organically and through acquisitions. Depending on the conditions in the individual growth market, SCA invests in either a joint venture or a wholly owned subsidiary.

SCA formed two joint ventures in 2007, one in India and one in the Middle East. The joint venture with SCA's Indian partner Godrej Consumer Products, will produce and sell feminine care products and baby diapers.

SCA's joint venture in the Middle East and Egypt with the local partner Nuqul will manufacture and sell feminine care products. Market prospects are favourable with a large young female population and anticipated increased purchasing power in the region.

In Tissue, SCA acquired a minority shareholding during the year in Vinda, one of the four largest players in the fast-growing Chinese tissue market, the second largest in the world.

SCA has also increased its rate of investment within Packaging in Eastern Europe and China.

RUSSIA

SCA enjoyed significant success in Russia during 2007 with a sales increase of 30% to SEK 1,854m.

Russian households are using a large part of their growing disposable income to improve personal care standards, in the home and at work. Consumption is expected to grow in pace with increased incomes. Almost the entire market for personal care products and tissue consists of branded products, with several of the leaders belonging to SCA.

Per capita use of SCA's personal care and tissue products is well below the average in Western Europe. Consumption of tissue per capita is almost ten times higher in Western Europe and use of baby diapers per child is about five times higher.

SCA has strong market positions within personal care products with the brands Libero for baby diapers, Libresse for feminine care and TENA for incontinence care. In tissue, SCA is number one within both consumer and AFH tissue. SCA's Zewa brand has approximately 40% of the toilet paper market in Russia.

In order to meet increased demand for tissue in Russia, SCA is building a new production plant south of Moscow.



SCA shares

Eventful stock market year 2007

The 2007 closing price on the Stockholm Stock Exchange for SCA's B shares was SEK 114.50 which corresponds to market capitalization of SEK 81bn (84). SCA's market capitalization comprises approximately 2% of the total market capitalization on the Stockholm Stock Exchange. Since the start of 2007 the share price fell 4%. During the same period the Stockholm Stock Exchange fell by 6%. The highest closing price for SCA's B shares during the year was SEK 129.50 which was noted on 22 March. The lowest price was SEK 106.00 on 15 November. During 2007, SCA shares performed more strongly than comparable industry indexes and the Stockholm Stock Exchange as a whole. Viewed over a five-year period, however, development is weaker.

TRADING IN SCA SHARES

SCA shares are listed and traded primarily on the Stockholm Stock Exchange, but may also be traded on the London Stock Exchange (OTC) and as American Depository Receipts (ADR level 1) in the US through the Bank of New York. In addition to indexes directly linked to the Stockholm and London exchanges, SCA is included in other indexes such as the Dow Jones STOXX Index, FTSE Eurotop 300 and MSCI Eurotop 300. SCA is also represented in several environmental indexes where companies are evaluated based on their ability to combine financial growth with successful environmental work. One such index is the FTSE4Good index.

LIQUIDITY

Turnover of SCA shares increased in 2007. The total volume of shares traded was 917 million shares, representing a value of approximately SEK 118bn (101). Average daily trading for SCA on the Stockholm Stock Exchange amounted to 3.7 million shares corresponding to a value of SEK 436m (401).

FOREIGN OWNERSHIP

57% (57) of the share capital is owned by investors registered in Sweden and 43% (43) by foreign investors. The US and the UK account for the highest percentage of shareholders registered outside Sweden, with 17% and 11% respectively.

DIVIDEND

The Board of Directors has proposed a dividend to shareholders of SEK 4.40 per share for 2007, which is 10% higher than in 2006. The 2007 dividend represents a dividend yield of 3.8% per share, based on SCA's share price at the end of the year. Since its listing on the Stockholm Stock Exchange in 1950, SCA has never reduced the dividend. Over the past ten years the dividend has increased by an average of 9% per year. SCA's dividend policy is provided on page 8.

TICKER NAMES

Stockholm Stock Exchange (the Nordic Exchange)	SCA A, SCA B
London Stock Exchange (OTC)	SNKB
New York (ADR level 1)	SVCBY

Price trend and share trading, 2007



SEK
Thousand shares
140
120
100
80
60
12,000
10,000
8,000
6,000
4,000
2,000
0
Jan. Feb. March April May June July Aug. Sept. Oct. Nov. Dec.
SCA B
OMX Stockholm, All Share
Daily Trading

Price trend and share trading, 2003–2007



SEK
Million shares
300
250
200
150
100
50
0
2003 2004 2005 2006 2007
SCA B
OMX Stockholm, All Share
Trading per quarter

Data per share

All earnings figures include non-recurring items.

SEK per share unless otherwise indicated	2007	2006	2005	2004	2003
Earnings per share after full tax:					
After dilution	10.16	7.75	0.61	7.37	7.28
Before dilution	10.17	7.76	0.61	7.38	7.31
Market price for B shares:					
Average price during 2007	119.00	107.24	88.95	96.22	93.23
Closing price, 31 December	114.50	119.17	99.00	94.50	98.00
Cash flow from current operations[1]	6.42	3.95	6.22	8.12	11.66
Dividend	4.40[2]	4.00	3.67	3.50	3.50
Dividend growth, %[3]	7	7	7	9	11
Dividend yield	3.8	3.4	3.7	3.7	3.6
P/E ratio[4]	11	14	97	12	13
Price/EBIT[5]	12	14	57	13	12
Beta coefficient[6]	0.73	0.73	0.73	0.69	0.63
Pay-out ratio (before dilution), %	41	48	58	68	48
Equity, after dilution	91	83	80	78	71
Equity, before dilution	90	83	80	77	71
Average number of shares after dilution (millions)	702.2	701.4	700.5	700.5	697.5
Number of registered shares 31 December (millions)	705.1	705.0	705.0	705.0	705.0
Number of shares after full conversion (millions)	705.1	705.0	705.0	705.0	705.0



1) See definitions of key ratios on page 121.
2) Board proposal.
3) Rolling 5-year data.
4) Share price at year-end divided by earnings per share after full tax and dilution.
5) Market capitalization plus net debt plus minority interests divided by operating profit. (EBIT = earnings before interest and taxes).
6) Share price volatility compared with the entire stock exchange (measured for rolling 48 months).

Percentage of foreign ownership



Year	%
2007	43
2006	43
2005	39
2004	32
2003	31



Shareholders by country


Other
10%
Luxemburg
5%
UK
11%
US
17%
Sweden
57%

Shareholders by category


Private individuals
11%
Institutions
89%

SCA's ten largest shareholders

According to VPC AB's official share register for directly registered and trustee registered shareholders as of 31 December 2007, the following companies, foundations and mutual funds were the ten largest registered shareholders based on voting rights (before dilution).

Shareholder	No. of votes	%	No. of shares	%
AB Industrivärden	508,200,000	29.5	70,800,000	10.0
Handelsbanken *	224,102,601	13.0	42,013,908	6.0
SEB *	115,594,615	6.7	22,404,880	3.2
Livförsäkringsaktiebolaget Skandia	50,944,134	3.0	8,513,337	1.2
Alecta	42,396,120	2.5	20,007,612	2.8
AB Skrindan	30,080,700	1.8	3,008,070	0.4
Nordea *	22,867,294	1.3	13,404,316	1.9
Swedbank *	22,200,154	1.3	22,189,408	3.2
AMF Pension	22,007,564	1.3	17,846,216	2.5
Andra AP-fonden	19,188,393	1.1	9,127,239	1.3

* Including mutual funds and foundations.

Source: VPC AB

Shareholder structure

Holding	No. of shareholders	No. of shares	Holding %	Votes %
1–250	26,678	2,607,844	0.37	0.38
251–500	14,853	5,182,737	0.74	0.66
501–1,000	13,515	9,892,120	1.40	1.22
1,001–2,000	9,401	13,513,647	1.92	1.72
2,001–5,000	6,872	21,479,361	3.05	2.79
5,001–10,000	2,215	15,585,463	2.21	2.01
10,001–20,000	922	12,985,202	1.84	1.53
20,001–50,000	556	17,216,610	2.44	1.60
50,001–100,000	241	17,175,423	2.44	1.62
100,001–	470	589,471,687	83.60	86.47
TOTAL	**75,723**	**705,110,094**	**100**	**100**

Source: VPC AB

Share distribution

31 December 2007	Series A	Series B	Total shares
Number of registered shares	112,905,207	592,204,887	705,110,094
of which treasury shares	–	3,154,812	3,154,812

Issues, etc. 1993–2007

Since the beginning of 1993 the share capital and the number of shares have increased due to new issues, conversions and split as follows:

		No. shares	Increase in share capital, SEKm	Cash payment, SEKm	Series A	Series B	Total
1993	Conversion of debentures and new subscription through Series 1 warrants	4,030,286	40.3	119.1			
	New issue 1:10, issue price SEK 80	17,633,412	176.3	1,410.7	62,145,880	131,821,657	193,967,537
1994	Conversion of debentures	16,285	0.2	–	62,145,880	131,837,942	193,983,822
1995	Conversion of debentures	3,416,113	34.2	–	62,145,880	135,254,055	197,399,935
1999	New issue 1:6, issue price SEK 140	32,899,989	329.0	4,579.0	62,133,909	168,166,015	230,299,924
2000	Conversion of debentures	101,631	1.0	15.0	61,626,133	168,775,422	230,401,555
2001	New issue, private placement	1,800,000	18.0	18.0	45,787,127	186,414,428	232,201,555
2002	New issue through IIB warrants	513	0	0.1	41,701,362	190,500,706	232,202,068
2003	Conversion of debentures and subscriptions through IIB warrants	2,825,475	28.3	722.9	40,437,203	194,590,340	235,027,543
2004	Conversion of debentures	9,155	0.1	1.1	40,427,857	194,608,841	235,036,698
2007	Split 3:1	470,073,396	–	–	112,905,207	592,204,887	705,110,094

Board of Directors' Report

Svenska Cellulosa Aktiebolaget SCA (publ)

Reg. No. 556012-6293, registered office in Stockholm

SCAs OPERATIONS AND STRUCTURE

SCA is a global consumer goods and paper company that develops, produces and markets personal care products, tissue, packaging, publication papers and solid-wood products. SCA offers products that make everyday life considerably easier. Based on customer and consumer needs, new and more value-added products are constantly being developed for consumers, institutions, industry and the retail trade. SCA seeks to increase the percentage of value-added products and the products consist almost exclusively of renewable and recyclable materials. Although Europe is SCA's main market, the Group also holds strong positions in some product areas in North America, Latin America and Asia Pacific. Expansion takes place through organic growth and acquisitions, primarily within personal care, tissue and packaging. SCA owns approximately 2.0 million hectares of productive forest land, which guarantees half of the Group's timber supplies and enables efficient raw material integration and good cost control. SCA conducts extensive sawmill operations as a natural complement to the forest operations.

ORGANIZATION

SCA consists of four business areas – Personal Care, Tissue, Packaging and Forest Products. The business areas are organized in six business groups. The SCA Personal Care business group manufactures and sells personal care products in Europe, the US, Canada and Africa. SCA Tissue Europe's operations involve manufacture and sales of consumer and AFH tissue in Europe. Also located in Europe are the SCA Packaging Europe business group, which manufactures and sells packaging solutions, and the SCA Forest Products business group, which manufactures publication papers, pulp, timber and solid-wood products. The SCA Asia Pacific business group manufactures and sells packaging, personal care products and tissue. The SCA Americas business group includes both tissue and personal care products.

IMPORTANT EVENTS DURING THE YEAR

NEW CEO FOR SCA

In September, the Board of Directors appointed Jan Johansson as the new President and CEO of SCA. Jan Johansson was previously President and CEO of Boliden AB and took up his position on 1 November. The former President and CEO, Jan Åström, left his position on 3 September.

ACQUISITIONS, INVESTMENTS AND DIVESTMENTS

The largest acquisition during the year was Procter & Gamble's European tissue operations. A detailed account is provided on pages 15–17.

EFFICIENCY ENHANCEMENTS

Synergy gains with P&G's European tissue operations are estimated at approximately SEK 700m per year. In addition, it was decided to carry out a number of actions designed to enhance competitiveness in the existing tissue operations as well as within Packaging and Forest Products. Including integration costs for the acquired P&G operations, total costs for efficiency enhancements amounted to SEK 4,873m. This amount included SEK 3,542m for impairments of non-current assets, SEK 111m for impairments of current assets, and SEK 1,220m for cash expenditure. The improvement in operating profit will have full effect after three years when it will amount to approximately SEK 1,400m per year, including synergies from the P&G acquisition.

Savings attributable to the efficiency programme started in 2005 amounted to approximately SEK 390m in the fourth quarter of 2007, which represents an annual rate of almost SEK 1,600m. The planned savings of SEK 1,550m were therefore achieved.

REVALUATION OF SCA'S FOREST HOLDINGS

SCA's forest assets were revalued by SEK 5,173m toward the end of the year. A new felling plan and higher timber prices in recent years were the reasons for the revaluation.

Business areas and operating units



Europe
North and South America
Asia Pacific
Business areas
Personal Care
Tissue
Packaging
Forest Products
SCA Personal Care[1]
SCA Tissue Europe
SCA Packaging Europe
SCA Forest Products
SCA Americas
SCA Asia Pacific
= Business Groups – the Group's operating units.

[1] The SCA Personal Care business group includes Europe, the US and Canada.

Group
Acquisitions, investments and divestments


Tempo
Tempo




Libero
dry comfort
M

SCA ACQUIRED PROCTER & GAMBLE'S EUROPEAN TISSUE OPERATIONS

The acquisition of P&G's European tissue operations, with a number of well-known and strong brands, marked a key step towards improving the profitability of SCA's European consumer tissue operations. This acquisition gives SCA access to several established quality brands such as Tempo, which is the market leader within handkerchiefs in Western Europe and Hong Kong. The acquisition also provides SCA with good opportunities to improve the supply chain and cost structure and to further optimize distribution and logistics for its retail customers.

The acquisition of P&G's European tissue operations meant that SCA strengthened its position in 2007 as the leading player in Europe with a market share of approximately 26% within consumer tissue with strong brands within handkerchiefs, kitchen rolls and toilet paper. The acquisition will enable SCA to more quickly implement the strategic shift of its product portfolio towards an increasingly higher proportion of brand-related sales. The acquisition is carried out in three parts and the total purchase price amounts to SEK 4,725m (EUR 512m). The first part-acquisition relating to the brands, plants in Germany and Italy, and the operations in Hong Kong was paid for in October. The remaining two part-acquisitions relating to plants in the UK and France will take place when rebuilding and technical adjustments have been completed. This is expected to take place in the first half of 2008. The synergies from the acquisition are expected to have full effect after three years and will then amount to SEK 700m per year.

The purchase of P&G's European tissue operations included the handkerchief brand Tempo but was subject to a requirement from the EU where SCA undertook to sell its own handkerchief brand Softis in Germany and Austria in order to comply with EU competition rules. At the beginning of 2008, SCA therefore sold the Softis brand together with related patents and machines to the Italian tissue company Sofidel. The sale included the right for Sofidel to use the Zewa brand under licence for three years. SCA is also entitled to sell Softis outside Germany and Austria in perpetuity.

SCA ACQUIRED MINORITY HOLDING IN THE CHINESE TISSUE COMPANY VINDA

A market share of approximately 4% places Vinda among the four largest players within tissue in China. In 2007, SCA acquired a minority holding of 20% in Vinda which provides a key position in the fast-growing Chinese tissue market. The Vinda brand is one of the strongest tissue brands in China, the second-largest tissue market in the world. The company has a strong position in consumer tissue and is a market leader. The purchase price amounted to SEK 330m. Vinda became a listed company in June 2007 in conjunction with which a new share issue was carried out which reduced SCA's holding to 14%. Vinda's market capitalization as at 31 December 2007 amounted to SEK 3,160m.

SCA SET UP COMPANIES IN THE MIDDLE EAST

In 2007, SCA formed a joint venture, Fine Sancella Hygiene FZCO, with the Jordan-based industrial group Nuqul. The new company will manufacture and sell feminine care products in the Middle East and Egypt. Operations will be conducted in 18 countries in the region and the investment for SCA's share amounted to SEK 134m. Nuqul is a leading industrial group in the Middle East with operations that include tissue and personal care products. The group is market leader within tissue in the region and has a significant and fast-growing business in the personal care segment, with strong positions in all markets in the Middle East. The joint venture will have immediate access to Nuqul's production facilities and broad distribution network. SCA will contribute with its own product programme within feminine care, world-leading technology and marketing expertise. The joint venture gives SCA a unique platform from which to enter the Egyptian market and the major markets in the Middle East with feminine care products. SCA's sales in the personal care segment in Africa, the Middle East and South Asia (India, Pakistan and Afghanistan) currently amount to approximately SEK 490m. Market prospects are favourable with a young female population. Purchasing power among the population in the region is also expected to rise.

Acquisitions, investments and divestments







SCA AND GODREJ FORMED JOINT VENTURE FOR PERSONAL CARE IN INDIA

In 2007, SCA and Godrej Consumer Products Limited formed a joint venture for the manufacture and sale of absorbent personal care products, particularly feminine care and baby diapers, in India, Nepal and Bhutan. Godrej Consumer Products Limited is one of India's fastest growing companies within fast-moving consumer goods. The joint venture gives SCA a good platform from which to enter the Indian market with SCA's consumer products. The new company will have immediate access to Godrej's substantial distribution network. SCA will contribute with world-leading technology and well-known brands for the Indian market.

SCA ACQUIRED THE BRITISH COMPANY SEVERN TIMBER

In May 2007, SCA acquired the British company Severn Timber. The company is a significant supplier of wood products to the British builders' merchant market and processes solid-wood products into planed and impregnated products at its facility in Welshpool in Wales. The purchase price amounted to SEK 83m on a debt-free basis. SCA Timber and Severn Timber previously cooperated for several years with processing, distribution and sales of wood products. The UK is one of SCA Timber's prioritized markets and SCA already has a wholesale business in Hull and a distribution centre in Stoke-on-Trent, SCA Timber Supply, for deliveries of wood products to DIY stores and other outlets.

SCA EXPANDED EASTWARDS THROUGH SEVERAL STRATEGIC INVESTMENTS

In the Packaging business area, SCA is investing on a broad front in Eastern Europe and China. In 2007 a decision was made on expansion investments in two plants in Poland and one in Romania, together with two new corrugated board plants in China. These investments mark yet another step in plans to capture market shares in some of the largest growth markets in the world. The investments will enable SCA to meet customer demands more effectively and broaden the range of services. The investments in Poland are being made in Poznan and Olawa with approximately SEK 65m in each plant. In Poznan, the investment includes a design centre for printing and laminating with a focus on consumer and display packaging. In Olawa, corrugated board is produced today and the operations will now be expanded to allow SCA to benefit from the positive effects of the fast-growing Polish market. In Timisoara in eastern Romania, SCA invested approximately SEK 90m to upgrade the existing converting plant to a fully integrated corrugated board plant. This investment is part of the development of customer support throughout the region – which includes other plants in Romania, as well as SCA Packaging's design centre in Budapest and sales and production in Hungary – in order to achieve significant synergy gains. The plant will be ready in 2008. SCA's packaging operations in Nanjing, China, will be moved to a newly built factory close to the old one which facilitates continued volume growth. This investment will amount to approximately SEK 80m. A totally new packaging plant in Suzhou, close to Shanghai, was inaugurated in mid-April 2007. This investment amounted to SEK 135m. The plant will function as a full-service centre for customers since production of corrugated board as well as protective packaging will take place under one roof. This new modern facility will provide a strategic platform for continued expansion in China. SCA is also preparing for future expansion as the packaging operations in the Suzhou region grow.

SCA INCREASED COMPETITIVENESS THROUGH US INVESTMENT

During the year SCA decided to invest in a new tissue machine in Barton, Alabama, US. The new paper machine in Barton is a natural measure to further improve competitiveness and facilitate continuous profitable expansion in the US and Canada. The new machine is scheduled to go into operation in summer 2008.




SAFETY FIRST


Libero
Comfort fit

SCA TO INVEST IN WIND POWER

SCA and the Norwegian energy company Statkraft signed an agreement during the year to form a joint venture for a major investment in wind power in northern Sweden. The investment includes annual production of 2,800 GWh of wind power electricity divided among seven wind power farms on forest land in Västernorrland and Jämtland, an investment of SEK 16bn. Statkraft is providing funding while SCA will grant land for the wind power farms. The locations where SCA and Statkraft plan to build the wind power farms will be subject to environmental assessment and planning. Plans also include examining the feasibility of a careful and responsible expansion of hydropower using the waterfall rights at SCA's disposal.

SCA DECIDED TO INVEST IN STRETCH DIAPERS

In response to consumer demand, SCA launched a new stretch baby diaper during the year. Since 2005, SCA has invested SEK 500m in this development, including SEK 400m in the diaper production plant in Falkenberg, Sweden. SCA is already the leading player within baby diapers in the Nordic market. Consumers are quality conscious and SCA makes the necessary investments to be able to offer the required products. Investments in the plant in Falkenberg included both a new machine and rebuilding and upgrading of existing production equipment. SCA currently accounts for over 55% of diaper sales in the Nordic region, primarily under the Libero brand.

SCA DECIDED TO INVEST IN THE ORTVIKEN PAPER MILL

During the year SCA decided to expand production of mechanical pulp at the Ortviken paper mill, Sweden. The investment of approximately SEK 800m will allow paper production at Ortviken to continue to increase while enabling improvements in quality. The investment also involves separating pulp production and customizing it for the different paper grades. The investment will make it possible to prepare the pulp from the outset for the product for which it will be used. This will lead to improved product quality and lower production costs. The new equipment is scheduled to be installed and in operation by spring 2009.

SCA DECIDED TO INVEST IN A NEW CORRUGATED BOARD PLANT IN FRANCE

During the year, SCA decided to invest approximately SEK 425m in a new corrugated board plant outside Nantes in France. The new production plant will go into operation in 2009 and replace the present plant in the area. The new plant will enable SCA to raise its level of service to the companies in the region and offer customized packaging solutions including high-quality printing. The investment will also provide opportunities for expansion in the France Atlantique region where the food industry is an important customer group. The plant will be highly flexible and meet SCA's high sustainability requirements which also provide an improved working environment for SCA's employees. The investment in the new equipment in Nantes means that emissions, including carbon dioxide, will decrease. The new plant will also provide a major improvement in wastewater treatment.

SCA SOLD ITS NORTH AMERICAN PACKAGING OPERATIONS

During the year, SCA sold its North American packaging operations, comprising protective packaging, consumer packaging and temperature-assurance packaging solutions, to Metalmark Capital. The purchase price was SEK 2,826m. The deal was finalized and the operations deconsolidated in the first quarter of 2007.

Group
Sales and earnings

Net sales increased by SEK 4,474m compared with the previous year and amounted to SEK 105,913m (SEK 101,439m). Higher prices, primarily for corrugated board, but also for tissue and solid-wood products, and higher volumes and acquisitions increased net sales by 8% or approximately SEK 8,600m.

NET SALES
Sales were negatively affected by the sale of the North American packaging operations. Adjusted for this divestment, sales increased by 7%. The greatest increases were within Packaging and Tissue where prices rose during the year. Forest Products also showed improved sales due to higher prices while growth within Personal Care is primarily volume-related. The acquisition of P&G's European tissue operations, which were consolidated with effect from the fourth quarter, also contributed to the increase in sales. Exchange rate fluctuations had a negative effect on net sales of 1%.

EARNINGS
Operating profit improved by SEK 1,642m and amounted to SEK 10,147m compared with SEK 8,505m in the previous year. Packaging strengthened its operating profit by 28% while Forest Products and Tissue contributed with improvements in operating profit of 16% each. The improved earnings were primarily a result of higher prices and a better product mix.

Operating profit was also affected positively by the revaluation of the Group's forest assets by SEK 5,173m. The increase is based on higher timber prices but with an unchanged discount rate of 6.25%. In addition to coordination and efficiency improvement measures in conjunction with integration of the P&G acquisition, SCA decided on a number of actions designed to enhance competitiveness in the rest of the tissue operations as well as within Packaging and Forest Products. Including integration costs for the acquisition, total efficiency enhancement costs amount to SEK 4,873m. The net effect of the revaluation and efficiency enhancements amounts to SEK 300m and all effects are reported within the segment "Other".

A lower net debt did not compensate for higher interest rates and financial items increased by SEK 238m. Profit before tax improved by SEK 1,404m and amounted to SEK 8,237m, an increase of 21% since 2006. The average tax rate for current earning was 22.3%. Together with non-recurring items mainly due to reduced tax rates in Germany and Italy, as well as entitlement to a future tax deduction in Poland, the Group's tax rate was 13.1%. Profit for the year amounted to SEK 7,161m, an increase of SEK 1,694m compared with the previous year. Earnings per share amounted to SEK 10.16.

KEY RATIOS
The Group's operating surplus margin amounted to 15.1%, excluding items affecting comparability, compared with 14.5% in the previous year and the operating margin improved from 8.4% to 9.6%. Return on capital employed amounted to 11% compared with 9% in the previous year and return on equity was 12% compared with 9% in the previous year. The interest coverage ratio amounted to 5.3 compared with the previous year.

Summary income statement

SEKm	2007	2006
Net sales	105,913	101,439
Operating surplus[1]	19,818	14,665
Operating profit[2]	10,147	8,505
Financial items	–1,910	–1,672
Profit before tax	**8,237**	**6,833**
Tax	–1,076	–1,366
Profit for the year	**7,161**	**5,467**

[1] Including items affecting comparability of SEK 3,842m.
[2] Including items affecting comparability of SEK 300m.

EBITDA margin


15.1%
1)

[1] Excluding items affecting comparability

Organic growth


5.3%

Net sales and operating margin


SEKm
%
120,000
100,000
80,000
60,000
40,000
20,000
0
12
10
8
6
4
2
0
2003
2004
2005
2006
2007
Net sales
Operating margin

Operating profit


SEKm
12,000
10,000
8,000
6,000
4,000
2,000
0
2003
2004
2005
2006
2007

Earnings per share after dilution


SEK
12
10
8
6
4
2
0
2003
2004
2005
2006
2007

Personal Care

Net sales increased by SEK 829m and amounted to SEK 22,101m compared with SEK 21,272m in the previous year. The sales increase is primarily an effect of increased volumes of incontinence products to the European retail market where sales rose 13%. During the year sales in South America also increased for feminine care products and baby diapers. Sales of baby diapers also increased in Malaysia. Exchange rate fluctuations reduced net sales by 1%.

Operating profit improved by SEK 161m and amounted to SEK 2,960m (2,799). Increasing volumes and higher prices improved operating profit by SEK 487m and SEK 214m respectively, or together 25%. Volume and price improvements were offset by increased costs for continued expansion in new markets in the form of marketing and organizational build-up as well as higher production costs, mainly due to rising raw material costs. Exchange rate fluctuations decreased operating profit by 1%.

Sales (SEKm)	EBITDA (SEKm)	EBITDA margin
22,101	3,955	17.9%

Share of the Group


Net sales
21%

Sales (SEKm)	EBITDA (SEKm)	EBITDA margin
33,332	3,949	11.8%

Share of the Group


Net sales
31%

Tissue

Net sales increased by SEK 1,996m and amounted to SEK 33,332m compared with SEK 31,336m in the previous year. Price increases in Europe averaged approximately 5%. The acquisition of P&G's European tissue operations increased sales by 4%. In North America and Mexico, price and volume improvements were offset by negative exchange rate fluctuations. In total, exchange rate effects had a negative impact on net sales of approximately SEK 800m or 3%.

Operating profit rose SEK 234m and amounted to SEK 1,724m (1,490), an increase of 16% compared with the previous year. Higher prices in Europe, North America and Latin America and the effects of the acquisition from P&G and lower energy costs were offset by higher raw material costs as well as increased depreciation and a temporarily lower capacity utilisation in North America due to a major rebuilding and increased selling costs. Exchange rate fluctuations cut operating profit by 3%.

Packaging

Net sales increased by SEK 375m and amounted to SEK 33,728m compared with SEK 33,353m in the previous year. Adjusted for the sale of the North American packaging operations, net sales rose 10%. The rise is mainly explained by implementation of price increases for corrugated board as well as higher sales of consumer and display packaging. Exchange rate fluctuations had a marginal impact on net sales.

Operating profit increased by SEK 579m and amounted to SEK 2,651m (2,072), an increase of 28%. The increase is due to higher prices, somewhat higher volumes and lower energy costs while raw material costs increased. Exchange rate fluctuations had a marginal impact on earnings.

Sales (SEKm)	EBITDA (SEKm)	EBITDA margin
33,728	4,212	12.5%

Share of the Group


Net sales
31%

Sales (SEKm)	EBITDA (SEKm)	EBITDA margin
18,744	4,194	22.4%

Share of the Group


Net sales
17%

Forest Products

Net sales increased by SEK 1,093m and amounted to SEK 18,744m (17,651). Higher prices for solid-wood products and pulp as well as newsprint were offset by negative exchange rate fluctuations which reduced net sales by 1%.

Operating profit increased by SEK 394m or 16% and amounted to SEK 2,870m (2,475). Higher prices for solid-wood products and pulp as well as lower energy costs, partly an effect of the investment in the recovery boiler at the Östrand pulp mill, Sweden, were offset by higher raw material costs and slightly lower prices within the publication papers business. Exchange rate fluctuations reduced operating profit by 10%.

Group
Operating cash flow

Cash flow from current operations, i.e. operating cash flow after financial items and paid tax, improved by 63% and amounted to SEK 4,508m. The improvement was mainly an effect of a higher operating cash surplus due to higher prices primarily for corrugated board, tissue and solid-wood products.

Operating cash surplus increased by SEK 1,163m and amounted to SEK 15,286m compared with SEK 14,123m in the previous year. Operating cash flow improved by SEK 1,823m and amounted to SEK 8,127m (6,304). Cash flow improved for Packaging and Tissue while Personal Care and Forest Products showed a slightly lower cash flow. Higher tied-up working capital had a negative effect on operating cash flow of SEK 1,299m (794). Consolidated working capital in relation to sales amounted to 11% compared with 10% in the previous year. The increase in working capital was greatest within Packaging and was primarily an effect of implemented price increases. Current capital expenditures were somewhat lower than in the previous year and amounted to approximately 5% of net sales. Current capital expenditures in relation to planned depreciation amounted to 92% compared with 100% in the previous year.

Financial items increased by SEK 238m and amounted to SEK –1,910m. A lower net debt and higher dividends received did not compensate for higher interest rates. Tax payments were slightly lower than in the previous year and amounted to SEK 1,719m (1,770). Cash flow from current operations improved by SEK 1,736m and amounted to SEK 4,508m (2,772).

Strategic investments and acquisitions amounted to SEK 5,887m (1,258), of which SEK 3,289m related to the first part-payment for the acquisition of P&G's European tissue operations, and SEK 330m related to the holding in the Chinese tissue company Vinda. Divestments during the period amounted to SEK 2,852m, mainly attributable to the packaging operations in North America. Dividend to shareholders amounted to SEK 2,807m. Net cash flow was SEK –1,411m (–1,008).

NET DEBT

Net debt at year-end amounted to SEK 37,368m, an increase of SEK 969m. A negative net cash flow of SEK 1,411m and negative exchange rate fluctuations of SEK 571m were offset by remeasurements for pensions and financial instruments of SEK 1,013m. The debt payment capacity has improved in recent years and amounted to 35%.

Summary operating cash flow statement

SEKm	2007	2006
Operating cash surplus	15,286	14,123
Change in working capital	–1,299	–794
Current capital expenditures, net	–5,165	–5,672
Restructuring costs, etc	–695	–1,353
Operating cash flow	**8,127**	**6,304**
Financial items	–1,910	–1,672
Tax payments	–1,709	–1,680
Cash flow from current operations	**4,508**	**2,772**
Strategic investments, net	–3,035	–1,234
Cash flow before dividend	**1,473**	**1,538**

Change operating cash flow

29%

Capital expenditures[1]

92%

[1] Current capital expenditures in relation to depreciation

Cash flow, Group



SEKm
10,000
5,000
0
-5,000
-10,000
-15,000
2003 2004 2005 2006 2007
Divestments
Cash flow from current operations
Strategic capital expenditures
Company acquisitions
Strategic restructuring costs
Cash flow before dividend

Operating cash flow by business area



SEKm
4,000
3,000
2,000
1,000
0
2003 2004 2005 2006 2007
Personal care
Tissue
Packaging
Forest Products

Capital expenditures



SEKm
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2003 2004 2005 2006 2007
Strategic capital expenditures
Current capital expenditures, net
Depreciation according to plan

Personal Care

Volume growth increased for Personal Care, primarily for incontinence products to the European retail sector where sales rose 13%. The operating cash surplus amounted to SEK 3,955m (3,778), an increase of 5% over 2006. Higher tied-up working capital and increased expenditure for maintenance investments decreased the operating cash flow. Operating cash flow amounted to SEK 2,918m compared with SEK 2,984m in the previous year. Due to the sales increase for baby diapers in 2006, full capacity utilization was reached and a decision was made to invest in additional production capacity. Sales of incontinence products also rose and in order to be able to exploit growth opportunities, SCA decided to invest in new production capacity.

OPERATING CASH FLOW


Share of the Group
Operating cash flow
33%
Change
-2%
Capital expenditures
72%

OPERATING CASH FLOW


Share of the Group
Operating cash flow
28%
Change
118%
Capital expenditures[1]
77%

Tissue

The operating cash surplus improved by SEK 386m and amounted to SEK 3,914m (3,528). Despite raised prices and a considerably improved level of service to customers, working capital decreased during the year. Payments for efficiency enhancement programmes and current capital expenditures were slightly below the previous year's level. Operating cash flow amounted to SEK 2,404m (1,101), an improvement of SEK 1,303m. During the fourth quarter the first part-acquisition of operations from P&G was carried out. During the year SCA invested SEK 330m in the Chinese tissue company Vinda. Expenditures for strategic investments mainly related to construction of a new tissue production plant outside Moscow, Russia.

Packaging

In Packaging, the SEK 411m improvement in operating cash surplus was offset by higher tied-up working capital of SEK 321m, mainly related to higher trade receivables. The operating cash surplus amounted to SEK 4,058m compared with SEK 3,647m in the previous year. Payments for efficiency enhancement programmes and current capital expenditures decreased compared with the previous year. Operating cash flow improved by SEK 827m and amounted to SEK 1,151m (324). The North American packaging operations were sold in 2007 and the sales proceeds amounted to SEK 2,826m. Expenditure for strategic investments mainly related to rebuilding the testliner machines in Lucca, Italy, and Aschaffenburg, Germany. These investments were carried out to enable the corrugated board business to grow with its customers and meet their demands for improved printability and quality.

OPERATING CASH FLOW


Share of the Group
Operating cash flow
13%
Change
255%
Capital expenditures[1]
137%

OPERATING CASH FLOW


Share of the Group
Operating cash flow
26%
Change
-12%
Capital expenditures[1]
83%

Forest Products

Operating cash surplus amounted to SEK 3,798m (3,588) and operating cash flow was SEK 2,249m (2 549). Tied-up working capital increased during the year, an effect of higher prices and increased stocks of purchased timber. Maintenance investments increased slightly compared with the previous year. Expenditure for strategic investments related to the acquisition of Severn Timber, UK, and the investment in the extension of production of mechanical pulp at the Ortviken paper mill, Sweden.

[1] Current capital expenditures in relation to depreciation.

Group
Financial position

ASSETS AND CAPITAL EMPLOYED

The Group's total assets increased by 9% compared with the previous year and amounted to SEK 145,050m. Non-current assets increased by SEK 8,743m. The change was largely attributable to a revaluation of biological assets, standing forest, the value of which was increased by SEK 5,173m. In addition, completed company acquisitions contributed to an increase in goodwill and trademarks of SEK 1,979m. Translation differences for intangible assets and property, plant and equipment increased the value of assets by SEK 808m. In December 2007, SCA announced a number of actions designed to enhance competitiveness, which among other things involved impairment of non-current assets amounting to SEK 3,542m, primarily within Tissue and Packaging but also within Forest Products. Current assets increased by SEK 2,763m despite SCA's sale of the North American packaging operations in March which in total reduced non-current assets held for sale by SEK 2,504m. The change consists of increased cash and cash equivalents as well as higher working capital tied up in inventories, due to company acquisitions and higher raw material prices, as well as in trade receivables, due to increased sales and higher prices.

Working capital amounted to SEK 11,623m (9,870). Capital employed was 7% higher than in the previous year and totalled SEK 101,647m (95,362). A breakdown of capital employed by currency is shown in the table below.



Consolidated capital employed by currency

SEKm	2007	%	2006	%	2005	%
EUR	34,847	34	32,029	33	31,502	32
SEK	31,279	31	24,929	26	24,040	25
GBP	9,895	10	10,722	11	11,587	12
USD	6,890	7	10,475	11	11,985	12
MXN	3,376	3	3,469	4	3,940	4
AUD	2,555	2	2,500	3	2,868	3
DKK	2,124	2	2,024	2	2,004	2
NZD	1,697	2	1,577	2	1,767	2
PLN	1,158	1	597	1	304	0
COP	1,059	1	1,017	1	1,089	1
CNY	1,006	1	804	1	698	1
MYR	891	1	865	1	906	1
SKK	786	1	746	1	692	1
RUB	747	1	540	0	406	0
CAD	672	1	612	1	668	1
Other	2,665	2	2,456	2	2,480	3
Total	**101,647**	**100**	**95,362**	**100**	**96,936**	**100**



Debt/equity ratio and debt payment capacity


multiple
%
0.8
0.7
0.6
0.5
0.4
60
50
40
30
20
2003
2004
2005
2006
2007
Debt/equity ratio, multiple
Debt payment capacity, %

Return on capital employed and equity


%
12
10
8
6
4
2
0
2003
2004
2005
2006
2007
Return on capital employed
Return on equity

The increase in Swedish assets is mainly attributable to the revaluation of biological assets. The increase in Polish assets is attributable to strategic investments within Packaging and Personal Care. The decrease in American assets is mainly attributable to the sale of the North American packaging operations.

The value in Swedish kronor of the Group's foreign net assets at year-end was SEK 39,967m (36,482).

EQUITY

Consolidated equity at year-end amounted to SEK 64,279m (58,963) and increased during the year by SEK 5,316m. Net profit for the year, and the effects of remeasurements according to IAS 19 for pensions and IAS 39 for financial instruments, increased equity by SEK 7,161m and SEK 673m respectively. Dividends reduced equity by SEK 2,939m while exchange rate fluctuations increased equity by SEK 421m. Translation differences in equity relate to foreign subsidiaries' equity which was not fully hedged during the year.

FINANCING

SCA's interest-bearing gross debt at year-end amounted to SEK 42,190m (38,389). The weighted average maturity was 4.2 years. The increase in the gross debt was due to completed company acquisitions, strategic investments, higher cash and cash equivalents and the effects of exchange rate fluctuations.

Net debt amounted to SEK 37,368m (36,399) at year-end. The increase over the previous year was related to a negative net cash flow of SEK 1,411m, negative exchange rate fluctuations of SEK 571m and a positive effect of remeasurements according to IAS 19 for pensions and IAS 39 for financial instruments, of SEK 1,013m.

KEY RATIOS

The debt/equity ratio was 0.58 (0.62) and the visible equity/assets ratio was 44% (44). Return on equity and capital employed amounted to 12% (9) and 11% (9) respectively. The capital turnover rate was 1.10 (1.05). At year-end, working capital amounted to 11% of net sales.

Personal Care

Capital employed increased slightly during the year due to investments in increased capacity and amounted to SEK 9,418m (8,818) at year-end. Working capital increased from SEK 1,324m to SEK 1,563m, primarily due to higher net sales which led to increased trade receivables.


Share of the Group
Capital employed
9%

ROCE [1]

32%

Working capital [2]

7%


Share of the Group
Capital employed
35%

ROCE [1]

5%

Working capital [2]

8%

Tissue

The acquisition of P&G's European tissue operations increased capital employed but competitive enhancement measures in the form of impairment losses offset this increase. Capital employed totalled SEK 34,812m (32,244). Working capital decreased somewhat despite acquisitions and higher net sales and amounted to SEK 2,655m (2,671) at year-end.

Packaging

The sale of the packaging operations in North America decreased capital employed which at year-end amounted to SEK 26,129m (27,615). Working capital increased slightly during the year, primarily due to higher net sales, and amounted to SEK 3,875m (3,473).


Share of the Group
Capital employed
28%

ROCE [1]

10%

Working capital [2]

11%


Share of the Group
Capital employed
27%

ROCE [1]

11%

Working capital [2]

16%

Forest Products

The revaluation of standing forest, as a result of a new felling plan and updated revenue and cost assumptions, increased capital employed by SEK 5,173m. At year-end capital employed amounted to SEK 29,945m (25,358). Working capital increased during the year and amounted to SEK 3,061m (2,543) at year-end.

Consolidated balance sheet

SEKm	2007	2006
Intangible assets	21,616	20,051
Property, plant and equipment	80,352	74,670
Other non-current assets	5,845	4,349
Total non-current assets	**107,813**	**99,070**
Current assets	37,237	34,474
Total assets	**145,050**	**133,544**
Equity	64,279	58,963
Non-current liabilities	34,579	31,249
Current liabilities	46,192	43,332
Total equity and liabilities	**145,050**	**133,544**
Working capital	11,623	9,870
Capital employed	101,647	95,362
Net debt	37,368	36,399

ROCE [1]

11%

Working capital [2]

11%

[1] Return on capital employed.

[2] Working capital as a percentage of net sales.

Group
Other information

ENVIRONMENTAL IMPACT

SCA conducts fourteen operations for which a permit is required and eight that are under obligation to submit reports in Sweden. Operations for which permits are required or reporting is mandatory account for 17% (17) of the Group's net sales.

Six permits relate to the manufacture of pulp and paper. These operations impact the environment through emissions to air and water, solid waste and noise. Seven permits relate to the production of solid-wood products which affects the environment through noise and emissions to air and water. One permit relates to the manufacture of fuel pellets. This operation affect the environment through emissions to air and water, as well as noise.

The operations required to submit reports are the production of corrugated board packaging (three plants), EPS packaging (two plants), display packaging (one plant), personal care products (one plant) and input materials for personal care products (one plant).

The production of corrugated board packaging, EPS packaging and display packaging impacts the external environment through emissions to air and water and by generating solid waste.

Production of incontinence care products, baby diapers and feminine care products as well as input materials for these products impacts the external environment by generating solid waste.

RESEARCH AND DEVELOPMENT

Research and development costs amounted to SEK 595m (562) during the year, which is equivalent to 0.6% of the Group's net sales. Research and development is conducted both centrally and locally in the business groups. The central activities are carried out in the form of materials and technology R&D, while the local units work with product development, often in direct cooperation with customers.

PARENT COMPANY

The Group's parent company, Svenska Cellulosa Aktiebolaget SCA (publ), owns most of the forest land and other real property relating to the forestry operations, and grants felling rights for standing forest to the subsidiary SCA Skog AB. The Parent Company is otherwise a holding company, the key tasks of which are to own and manage shares in a number of business group companies and to perform Group-wide management and administrative functions. The Parent Company's operating income in 2007 amounted to SEK 142m (97) and loss before year-end appropriations and tax was SEK 418m (+398). The Parent Company has invested and divested SEK –14m (0) net during the year in shares and participations in companies outside SCA. Investments in property and plant amounted to SEK 120m (133) during the year. Cash and cash equivalents at year-end were SEK 0m (0).

TREASURY SHARES

In 2001, SCA issued a total of 1,800,000 shares for cash. The shares were then acquired by SCA to be distributed to senior executives and key individuals included in the employee option programme described in Note 7.

Shares transferred during the year are shares that were redeemed by employees in accordance with the rules in SCA's employee option programme. Paid compensation for the transferred shares constitutes the payments received by SCA for the shares. Payments pertaining to the total holding on 1 January 2002 and 31 December 2007 respectively consist of amounts paid by SCA for the shareholdings on the respective date.

DISTRIBUTION OF SHARES

The share split decided by the Annual General Meeting was carried out on 9 May 2007. Each existing share was divided into three shares of the same class. During the year no Class A shares were converted into Class B shares. The proportion of Class A shares at year-end was 16.0%. As a result of exercise of employee options the number of treasury shares decreased during the year to 3,154,812. Calculated according to IFRS recommendations, the effects of outstanding employee option programmes represent a maximum dilution of 0.04% which is taken into account when calculating earnings per share for the period.

DIVIDEND

The Board of Directors has decided to propose to the Annual General Meeting a dividend of SEK 4.40 per share. This proposal represents an increase of 10% over last year and represents 43% of the 2007 earnings per share. The dividend is expected to total approximately SEK 3,089m (2,807). Dividend growth during the past ten-year period thus amounts to 9%. The Board's assessment is that the proposed dividend will allow the Group to fulfil its obligations while making the necessary investments. The record date for entitlement to receive dividends is proposed as 11 April 2008.

GUIDELINES FOR REMUNERATION TO SENIOR EXECUTIVES

The Board has decided to propose to the 2008 Annual General Meeting the following (unchanged) guidelines for determining salaries and other remuneration for senior executives to apply for the period following the Annual General Meeting.

"Remuneration to the CEO and other senior executives will be a fixed amount (base

Holding of treasury shares

	Number	Nominal amount	Percentage of share capital	Paid/received compensation
Total holding 1 Jan. 2002	1,800,000	18,000,000	0.78	18,090,000
Transferred in 2002	24,457	244,570	0.01	6,750,757
Transferred in 2003	65,426	654,260	0.03	15,972,803
Transferred in 2004	56,165	561,650	0.02	15,135,024
Transferred in 2005	51,669	516,690	0.02	13,496,430
Transferred in 2006	349,145	3,491,450	0.15	104,680,700
Transferred in 2007	252,902	2,015,340	0.09	62,751,693
Received from 3:1 split	2,154,576			
Total holding 31 Dec. 2007	**3,154,812**	**10,516,040**	**0.45**	**10,568,620**


Art & Craft
materials for schools
Persil
colour care tablets

salary), possible variable remuneration, additional benefits and pension. Other senior executives include the executive vice president, business group managers and the central staff managers. The total remuneration is to correspond to market practice and be competitive in the senior executive's field of profession. Fixed and variable remuneration is to be linked to the executive's responsibility and authority. For the CEO, as well as for other senior executives, the variable remuneration is to be limited and linked to the fixed remuneration. The variable remuneration is to be based on the outcome of predetermined objectives and, as far as possible, be linked to the increase of value of the SCA share, from which the shareholders benefit. In the event of termination of employment, the notice period should normally be two years should the termination be initiated by the company, and one year, when initiated by the senior executive. Severance pay should not exist. Pension benefits are to be either defined benefit or defined contribution, or a combination hereof, and entitle the senior executive to pension from the age of 60, at the earliest. To earn the pension benefits, the period of employment must be long, at present 20 years. When resigning before the age entitling to pension, the senior executive will receive a paid-up pension policy from the age of 60. The pension is not to be based on variable remuneration. Matters of remuneration to the senior executives are to be dealt with by a remuneration committee and, as regards the president, be resolved by the board of directors."

The Board's proposal concurs with the most recent guidelines adopted by the 2007 Annual General Meeting. See also Note 7.

Personal Care

Good personal care is essential to well-being. SCA has world-leading expertise and innovative products that keep babies dry, offer women comfortable protection during menstruation and make life easier for people with incontinence. Our baby diapers, feminine care and incontinence products are available worldwide. They simplify everyday life and contribute to health and well-being throughout the lifetime of a growing number of people.

Personal Care

Personal Care comprises three product segments: incontinence care, baby diapers and feminine care. All three segments have a high development rate and new products are launched continuously. Products are sold both under SCA's own brands and under retailers' brands, and distributed via retailers and health care institutions.

Share of Group



Net sales
21%
Operating profit
29%
Capital employed
9%
Average no. of employees
14%

Geographic presence



Sales in some 90 countries worldwide.
Production at 21 plants in 18 countries.

Sales by product segment



Feminine care
16%
Incontinence care
55%
Baby diapers
29%

Incontinence products account for most of the sales in the Personal Care segment.

Sales by region



Other 2%
Australia 4%
Asia 5%
Latin America 8%
North America
12%
Europe 69%

SCA is expanding rapidly in Personal Care and holds strong positions in all continents.

Market positions

	Europe	North America	Global
Incontinence care	1	3	1
Baby diapers	2	–	3
Feminine care	3	–	5



Keeping dry

Personal Care Strategy

SCA is the world leader in incontinence care and holds leading regional market positions in baby diapers and feminine care. SCA's strengths are customer and consumer insight, innovative product development, well-known brands and efficient production.

Baby diapers, feminine care and incontinence care offer people simple, convenient and effective personal hygiene solutions throughout their lives. Demand is strongly linked to increased prosperity and the products make a significant contribution to improved standards of health in the world.

The global market for personal care products is growing faster than GDP. In developing countries use of all product categories is rising significantly and the market is growing in pace with increased purchasing power. In more mature markets, the ageing population means high growth for incontinence products. Baby diapers and feminine care products have achieved high market penetration and growth is calmer.

The industry is well consolidated and dominated by a small number of major global players with well-known brands. Products are continuously developed and diversified in order to meet different consumer preferences and needs.

SCA's Personal Care operations have shown good growth and profitability for a long time. The target is organic growth of 5–7% per year with maintained or improved profitability. The following strategic priorities apply to the years ahead:

- Further develop the world-leading position within incontinence care.
- Increase growth in fast-growing markets in Eastern Europe, Asia and Latin America.
- Continue development of insight into consumer and customer needs in order to accelerate the launch rate for innovative product offerings.
- Continuously enhance production and distribution efficiency.

INCONTINENCE CARE

A continued high growth rate is the top priority within incontinence care. Market leadership in developed markets will be strengthened and built up in several of the new, fast-growing markets in Eastern Europe, Asia and Latin America. SCA seeks to develop market-leading positions through continuous improvements to product range, marketing, service and concepts.

One key task is to increase understanding and acceptance among consumers for incontinence, a health problem that is often surrounded by taboos. Demand is strengthened through marketing and information, combined with effective and comfortable products and improved availability in all sales channels.

Most sales go to nursing institutions and care in the home. For these customer groups the main emphasis is on supplying high-quality products and qualified advisory services that improve the quality of life for the end-consumers and simplify the work and reduce the costs of the health care providers.

In the retail sector, SCA is working to increase understanding for the need of incontinence care through active information and advertising. Sales are growing at a fast pace and new products are launched continuously. The products are increasingly discreet, easy-to-use and effective.

BABY DIAPERS

SCA is the second largest baby diaper manufacturer in Europe and number three in the world. The strategy is to further develop and consolidate brand positions in mature markets such as the Nordic region and New Zealand. SCA is also well positioned in large, fast-growing markets such as Eastern Europe, Latin America, and some significant countries in Southeast Asia. Sales in India started during the year through a new joint venture. This is a small market so far but one with huge potential.

SCA is also a significant supplier of baby diapers for retailers' brands by offering modern, high-quality products at a competitive price, and providing a high level of service. Sales are primarily to markets where SCA does not have a position with its own brands. SCA accounts for one-third of the European market for retailers' brands.

Efforts to develop innovative products based on insight into customer and consumer preferences continue. The trends are that the diaper age is lengthening and that the priorities are comfort and easy changing. SCA is in the forefront within development of pant diapers which are the fastest growing category.

FEMININE CARE

SCA develops and expands strong, selective market positions in Europe, Latin America, Australia and New Zealand, and focuses on growth in the fast-growing markets in Eastern Europe and the Middle East.

SCA focuses primarily on developing pads and panty liners for a number of its own local and regional brands which are coordinated in a global brand platform. This is supported by the unique SecureFit product concept developed by SCA which provides excellent protection against leakage and a very good fit.

Brand categories, Europe


SEKbn
35
30
25
20
15
10
5
0
Baby diapers
Feminine care
Incontinence care
Manufacturers' brands
Retailers' brands

Within Personal Care, retailers' brands account for a relatively small share of the total market.


TENA

Libero

Treasures

Drypers

Libresse

Libra

Bodyform

Saba

Nana



SCA's feminine care products are developed to provide a snug fit which gives greater security and comfort.

SCA also supplies growing volumes to retailers' brands.

In addition to expansion and product development based on insight into customer and consumer preferences, priority is also given to new product concepts, production transfers and rationalization of production structure. This has improved profitability throughout the operations.

INNOVATION

Deep insight into customer and consumer requirements is of fundamental importance for SCA's success in product development and brand management. This insight must include consumers' actual behaviour and also unidentified needs, as well as the ability to predict unexpressed needs and changes in preferences. For this reason SCA makes regular investments in studies that provide knowledge for product development, often in cooperation with customers, and in brand positioning. This relates to function, fit, communication and design.

A number of years ago, Personal Care increased its investments in research and development. This has resulted in a strong increase in the number of new and upgraded products within all product and market areas and increased the rate of product launches. The strategy is to continue to focus on product development and market communication.

EFFICIENT PRODUCTION

Continuous cost reduction is given high priority. Production takes place in 21 plants in 18 countries. Manufacture is flexible in order to adapt to changes in demand. This allows fast adjustment to changed or new specifications in response to customer and consumer needs, which has become increasingly important in recent years. For example, production of baby diapers was adjusted during the year so that open diapers with elastic sides can also be manufactured.

Since 2000 production facilities in Europe has been made more efficient and five have been closed. Production is now concentrated to seven plants including two new ones in Eastern Europe. All European production of feminine care products has been moved to Slovakia and a newly established plant in Poland accounts for an increasingly large proportion of manufacture of baby diapers and incontinence care products.

Investments in production in Eastern Europe are successful and motivate continued expansion.

Personal Care

Performance and challenges 2007

Sales and earnings improved during the year due to strong growth, a high rate of product development, innovations and a continued focus on cost control. Growth was particularly high in Russia and Latin America. SCA is building up an increasingly strong market presence in these regions.

MARKET, SALES AND EARNINGS

Sales increased by 4% due to growing demand within SCA's major markets in Europe as well as rising consumption in growth countries. SCA strengthened its positions in many markets due, among other things, to a high rate of product launches. This gives SCA a better product mix which strengthens profitability despite rising raw material prices, costs of establishment in new markets and investments in product development.



During 2007, SCA launched a limited edition of the first design diaper in the Nordic region under the name Libero Spring Collection.

FUTURE FOCUS

There is considerable potential for incontinence care products which are sold in over 90 countries under the global TENA brand. The major challenges include growing in Latin America, Asia and Eastern Europe as well as further strengthening positions in the more mature markets. New sales channels, such as the internet also provide attractive opportunities.

Penetration remains low in several markets and the products are not yet fully available in all channels. The growth rate will continue to be substantial within all sales channels: institutions, home care and retail. Product offerings for institutional customers are continuously expanded with various peripheral products and services. This is marketed and packaged as the TENA Services concept to give the customer increased value-added. Investments in growth in new and established markets continued during the year with a global programme for product renewal under the TENA brand. The entire segment for institutional customers was upgraded.

The rate of product development remains high for incontinence products sold via retail outlets where new products were launched in Europe. During the year further investments were also made to strengthen the global position within incontinence care products developed for men, TENA for Men. The product portfolio in the US was also upgraded.

In baby diapers, the focus during the year was on development of elastic sides for the open diapers. This was well received by consumers. The communications concept was also updated for the Libero brand and the launch of the spring design collection generated stronger market shares for Libero Up&Go in the Nordic countries. Challenges for the future include growth in markets in Russia and Eastern Europe where Libero is one of the leading brands, as well as in India where Libero was introduced during the year through a joint venture.

Development within feminine care was good during the year with increased sales and improved profitability. SCA formed a joint venture during the year to manufacture and sell feminine care products in the Middle East and Egypt. Market prospects in this region are favourable with a young female population. Significant investments were made in Latin America, and Mexico is now SCA's largest single market for feminine care. Further expansion has high priority with Brazil offering attractive possibilities. SCA's global product concept SecureFit contributes to good growth and is a key platform for continued expansion. The rate of expansion is high. During the year a feminine care product with a new surface material was introduced in the Russian market. The new feminine care product Saba Confort was launched in Mexico.

Net sales and operating profit

SEKm (left axis: 0–25,000) / SEKm (right axis: 0–5,000)

2003 2004 2005 2006 2007

Net sales
Operating profit

Operating cash flow


SEKm
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2003 2004 2005 2006 2007

Key figures

SEKm	2007	Group share %	2006
Net sales	22,101	21	21,272
Operating cash surplus	3,955	26	3,778
Change in working capital	-216		-37
Current capital expenditures	-748	14	-649
Other changes in operating cash flow	-71		-108
Operating cash flow	**2,918**	**36**	**2,984**
Operating profit	2,960	29	2,799
Operating margin, %	13		13
Capital employed	9,269	9	8,471
Return, %	32		33
Strategic investments			
plant and equipment	-172	13	-334
restructuring costs	-3		-10
company acquisitions	-156	3	0
Average number of employees	7,176	14	7,560


Protect yourself

More than 300 million people worldwide suffer from incontinence and the number is growing fast in pace with an increasingly ageing population. It is highly likely that the number is actually far higher since incontinence remains very much a taboo subject. Many people still do not receive any kind of treatment or protection to handle their incontinence.

Market Incontinence care

High growth for incontinence care

SCA is the world leader in incontinence products with its global TENA brand. Incontinence affects between 5 and 7% of the world's population. The global incontinence care market is valued at approximately SEK 45–50bn. Europe accounts for approximately 45% of the market, North America for about 30% with Asia accounting for most of the remainder.

Incontinence care products are used in institutional care and are also sold in pharmacies, special stores for medical supplies, and through retail outlets. The global market is growing by over 5% per year, particularly through increased retail sales.

Market growth is driven by increasingly ageing populations as well as improved household purchasing power. Wider acceptance of incontinence and related products is also driving growth. Growth is primarily taking place in the light incontinence products segment.

SCA's global TENA brand is marketed in most countries with a developed consumer market, i.e. more than 90 countries. SCA has 26% of the global market, 40% of the European market and 19% of the North American market. SCA is also the leading player in Australia, New Zealand and Latin America.

Annual per capita consumption of incontinence care


No. per capita/year
25
20
15
10
5
0
Western Europe
North America
Eastern Europe
Latin America
Asia

Incontinence care – sales channels


Home care
27%
Institutional care
37%
Retail outlets
36%

Incontinence care – global market shares


Other
38%
SCA
26%
Kimberly-Clark
11%
Covidien
8%
Hartmann
7%
Ontex
4%
Unicharm
6%

What goes in must come out

The average baby in the Western world today uses approximately 4,500 diapers before their potty training is fully effective. Of the world's approximately 300 million children below the age of two, more than 75% still do not enjoy the practical and effective hygiene and protection against infection and disease provided by the disposable diaper.

Market Baby diaper

Fast growth for Libero in the East

The total European market for baby diapers is valued at SEK 30–35bn. Pant diapers account for 14% of this total. A growing number of consumers appreciate the security and convenience of pant diapers.

Pant diapers is the segment with the strongest growth in Western Europe, approximately 5% per year. Growth for baby diapers is particularly high in markets in Asia, Latin America, Eastern Europe and Africa. The reason for this is high birth rates, improved standards of living and higher disposable income.

SCA sells baby diapers in more than 50 countries. SCA has strong brands in the Nordic region, parts of Eastern Europe, Russia, Latin America, Africa, Asia and New Zealand.

SCA is the second largest player in Europe, with a market share of 15%. In the Nordic region, SCA is the market leader with the Libero brand with a market share of over 55%. During the year, a new stretch diaper was launched in Sweden. This is significant for the defence and further development of market positions. Libero is growing fast in parts of Eastern Europe and in Russia where SCA is the third largest player. In Malaysia, Thailand and Singapore, SCA holds leading positions with the Drypers brand, and in New Zealand with the Treasures brand. SCA also has strong brands in Latin America.

During the year, SCA entered a joint venture in India and thus laid the foundations for further strengthening of market positions in Asia.

SCA also sells baby diapers under retailers' brands and supplies several major European retail chains.

Brand categories, Europe



Retailers' brands
25%
Manufacturers' brands
75%

Regional market positions (selection)

Market	Position
Nordic region	1
Malaysia	1
Colombia	2
Russia	3
Eastern Europe	3

Annual per capita consumption of baby diapers

Number/children 0–30 months/year

2,000
1,500
1,000
500
0

North America
Western Europe
Latin America
Eastern Asia
Asia


Once a month

For thousands of years women used rags during menstruation. The first disposable pads came on the market in Germany and the US at the end of the 19th century. Today's newly developed pads are designed to be almost invisible: thin with an optimal fit.

Market Feminine care

Good growth in Asia and Latin America

The global market for feminine care is valued at approximately SEK 90bn. In Europe pads account for approximately 50% of sales with panty liners and tampons each accounting for about 25%.

Global use of feminine care products is rising due to an increasing number of women of child-bearing age. In Europe, however, this age group is decreasing slightly due to an ageing population. Growth for feminine care products is good in Asia and Latin America due to an expanding target group and increased market penetration. There is also high growth potential in Eastern Europe.

SCA's feminine care products are marketed in 85 countries. This means that about every fifth woman in the world can buy the company's products. SCA's main market for feminine care, however, is Europe where SCA is the third largest player. Sales share is growing in Latin America where SCA is market leader in several countries. In this region, sales are often made via jointly owned companies. During the year SCA entered a joint venture company in the Middle East which will enable women in countries that include Saudi Arabia, Egypt and Jordan to buy SCA's products. SCA also has strong market positions in parts of Eastern Europe. In some markets where there is intense competition, such as Germany, SCA is increasing its market shares through sales of products under retailers' brands.

Brand categories, Europe

Retailers' brands 14%

Manufacturers' brands 86%

Regional market positions (selection)

Market	Position
Australia	1
Colombia	1
Peru	1
Mexico	2
Nordic region	2

Annual per capita consumption of feminine care


Number/woman 15–49 years/year
350
300
250
200
150
100
50
0
Western Europe
North America
Eastern Europe
Latin America
Asia

Tissue

Clean and tidy – homes, workplaces and hands. SCA is Europe's largest supplier of tissue. We sell toilet paper, kitchen rolls, handkerchiefs and napkins for households, as well as tissue products for companies, restaurants, hotels and hospitals throughout the world. Keeping things tidy, washing and drying hands are the simplest and most effective ways to prevent the spread of disease. Tissue promotes health and well-being.

Tissue

Consumer tissue consists of toilet paper, kitchen rolls, facial tissue, handkerchiefs and napkins. The products are sold both under SCA's brands and retailers' brands. In the bulk consumer, Away-From-Home (AFH) product segment, SCA's offering is based on complete hygiene solutions for companies and institutions.

Share of the Group



Net sales 31%

Operating profit 17%



Capital employed 35%

Average no. of employees 31%

Geographic presence



SCA's products are sold in some 80 countries throughout the world. SCA produces tissue at 35 facilities in 19 countries.

Sales by product segment

AFH tissue 41%

Consumer tissue 59%

Sales per region

Australia 8%

Latin America 9%

North America 19%

Europe 64%

Market positions

	Europe	North America	Global
Consumer tissue	1	–	4
Tissue for bulk consumers – AFH	1	3	3

Deliveries (tonnes)

	2006	2007
Consumer tissue	1,121,686	1,381,277
Tissue for bulk consumers – AFH	836,268	864,199


Board of Directors' Report

Keeping clean

Tissue Strategy

SCA is the world's third largest and Europe's largest supplier of consumer tissue and Away-From-Home (AFH) tissue. SCA's strengths in this business area are insight into customer and consumer needs, a high rate of innovation and efficient production processes. Considerable rationalization, investment and product development in recent years have strengthened profitability and market positions as well as increasing the rate of expansion in growth countries.

In tissue, SCA operates in two main segments: consumer tissue and tissue for bulk consumers, Away-From-Home (AFH) tissue.

Consumer tissue includes toilet paper, kitchen rolls, facial tissue, handkerchiefs and napkins which are sold to end-consumers in retail stores. Approximately 40% of SCA's sales consists of products under its own strong regional brands such as Zewa, Tempo, Velvet, Sorbent, Edet and Regio. The remainder is sold as retailers' brands.

SCA is investing more resources than previously in developing and strengthening its own brands. One step in this direction was the acquisition of Procter & Gamble's European tissue operations during the year. This acquisition strengthened SCA's positions in several key markets in Europe and increased the proportion of own-brand sales.

In the AFH segment, SCA delivers complete hygiene concepts to institutions and companies. These include tissue products, dispensers, soap and services which are marketed under the global Tork brand. Development within the AFH segment is moving towards a global category organization where group-wide market communication and global product concepts will be strengthened. Tork was launched in the US during the year and the products are now sold in almost 80 countries worldwide.

STRATEGIC PRIORITIES ARE:

- Continue to focus on customer and consumer insight, innovations, product development and marketing.
- Strengthen own-brand positions within consumer tissue, combined with a clearer added-value offering for retailers' brands.
- Increase presence in growth markets through acquisitions, partnerships and investments in production, distribution and sales – primarily under own brands.
- Continue to strengthen the global Tork brand within AFH.
- Consolidate partnerships with leading wholesalers and retailers.
- Continue to optimize the supply chain and improve production efficiency.

CONSUMER TISSUE

The ability to understand the future demands of customers and consumers is fundamental for the creation of lasting value. The strategy includes investing more resources in consumer insight, innovations and product development in order to strengthen SCA's own brands. These constitute the driving force for development and improvement of profitability throughout the segment.

SCA offers retailers a complete range of products within the highest quality segments under SCA's own brands and high-quality products for retailers' brands. For a number of years SCA has been working with a full service offering that includes not only production and delivery but also service cooperation for product development, product range, design, marketing and logistics. This offering, which saves costs and increases value for both supplier and retailer, has been well received by many leading retail chains.

One key strategy is to expand in growth markets with a strong focus on own brands. SCA is market leader in Russia and number two in Latin America and has particularly strong positions in Colombia and Ecuador.

AFH TISSUE

SCA is a leading global player for demanding customers in industry, offices, health care, hotels and restaurants.

SCA has a strong global presence with a market position among the top three and first place in Europe. Sales, marketing and product development take place under the Tork brand. This provides significant synergies since differences in consumer preferences in different continents are minor as regards paper and dispenser systems.

AFH products are distributed via wholesalers, service companies or directly to customers. Consolidation is taking place among customers which, combined with increased outsourcing, is leading to ever larger global players among wholesalers, service companies, the automotive industry, hotels and restaurants. For many years SCA has been focusing on partnerships with the main service companies and customers for product development and the design of service concepts that make the systems increasingly efficient.

The North American market is the world's largest with a significantly higher per capita consumption than in Europe. SCA has a very good position and is competing for second place in terms of volume. SCA's market position is particularly strong in the restaurant sector where every second napkin is supplied by SCA. Priority is given to ongoing product range and quality enhancements, upgrades of systems and increasingly extensive cooperation and service commitments together with customers. One key component in the customer offering is to provide a high level of service. In recent years SCA has steadily improved its punctuality, quality and delivery reliability.

EFFICIENT PRODUCTION

Vigorous rationalizations has given SCA a cost-effective production structure with well-placed facilities that enable good logistics and proximity to customers and consumers. The organization covers the entire value chain from purchases of raw material through production to logistics and sales. This provides efficient, shared utilisation of skills and other resources for both production flows and consumer insight, brand building and product development.


TORK

Zewa

Edet

Velvet

Tempo

Sorbent

Regio

familia

Performance and challenges 2007

Sales and earnings improved in the face of continued demanding market conditions and rising raw material costs. Demand for the products rose and prices improved during the year. Significant investments for the future are under way with innovations, product development and launches of new and upgraded products and service concepts.

MARKET, SALES AND EARNINGS

The year was characterized by intensive efforts to develop the customer offering and improve the cost position. A large number of new and upgraded products were launched, the level of service was raised significantly in Europe and efficiency was improved. These measures also provided support for the price increases that were effected in Europe and the US against the background, among other things, of higher raw material prices.

The strategic acquisition of P&G's tissue operations during the year significantly improved the structural strength of the European market position. Integration of these operations started in the autumn and is proceeding according to plan. Synergy gains arise both within sales and marketing and through an improvement of the production structure in order to achieve improved logistics and service. The full effect of the synergies from this acquisition is expected after three years in an annual amount of SEK 700m. The intention is to further optimize production by concentration to a lower number of units, whereby capacity of appoximately 100,000 tonnes can be phased out.

The acquisition brings valuable brands, including Tempo for handkerchiefs and five efficient production plants in locations that offer flexibility for continued rationalisation and expansion investments. SCA now has an even clearer role as market leader with a production system and volumes that provide a leading position in the future development of the European tissue market.

The cost-cutting programme launched in 2005 in order to greatly improve the cost position was completed successfully. A number non-competitive mills and converting facilities were sold or closed and the workforce has been reduced. At the same time, investments were made in new equipment for higher quality and more efficient production.

FUTURE FOCUS

One strategic theme is expansion in growth markets. SCA's market-leading position in Russia, where the market is expected to grow by an annual average of approximately 8%, will be strengthened by a decision to build a new plant outside Moscow. The operations in South America will be complemented with additional capacity extensions and market penetration.

The acquisition of a minority shareholding in the Chinese tissue company Vinda provided a foothold in China initially for consumer tissue, but also offers good potential within AFH tissue. The acquisition of P&G's European tissue operations also brought a leading position for handkerchiefs under the Tempo brand in Hong Kong.

In AFH tissue development of the global Tork brand continues and Tork was launched in the US during the year.


Zewa
HAUS & GARTEN
NEU
Zewa Haus & Garten, an extra strong kitchen roll especially designed for heavy household and garden work, was launched during the year.

A decision was made to invest approximately SEK 1bn in a new tissue machine in Barton, USA. The new machine, which will go into production in summer 2008, will provide a welcome addition for continued positive development for AFH products in the US. Capacity in the Barton plant will rise from 100,000 tonnes to 170,000 tonnes and lead to significantly lower costs and higher paper quality.

In the AFH segment there is potential for growth and better profitability in Europe. This involves an improved product mix, quality enhancements, upgrades of systems and an improved service offering for major international customers. SCA will focus its attention, among other things, on markets that are expected to show the fastest growth, Southern Europe and Eastern Europe and Russia.

Net sales and operating profit

SEKm (left axis): 35,000, 30,000, 25,000, 20,000, 15,000, 10,000, 5,000, 0
SEKm (right axis): 3,500, 3,000, 2,500, 2,000, 1,500, 1,000, 500, 0
2003 2004 2005 2006 2007
Net sales
Operating profit

Operating cash flow


SEKm
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007

Key figures

SEKm	2007	Group share %	2006
Net sales	33,332	31	31,336
Operating cash surplus	3,913	26	3,528
Change in working capital	172		−140
Current capital expenditures	-1,426	28	−1,868
Other changes in operating cash flow	-255		−419
Operating cash flow	**2,404**	**30**	**1,101**
Operating profit	1,724	17	1,490
Operating margin, %	5		5
Capital employed	33,380	35	33,449
Return, %	5		4
Strategic investments			
plant and equipment	-576	43	−468
restructuring costs	-5		−15
company acquisitions	-4,190	92	−51
Average number of employees	15,433	31	14,568

A kitchen aid

For people who could afford and get hold of them, newspapers were the forerunners to the kitchen rolls of today for keeping the home clean and tidy. Hygiene experts often point to washing hands together with kitchen rolls, napkins and paper handkerchiefs as the single most important steps towards improved health standards in developing countries.

Market Consumer

Market leader in Europe

The consumer tissue segment consists of toilet paper, kitchen rolls, facial tissue, handkerchiefs and napkins. The global market totals over SEK 290bn with Europe accounting for just over one-quarter. Growth in Western Europe is approximately 3% per year and Eastern Europe is growing considerably faster. SCA is the leading supplier in Europe with a market share of 26%. In Latin America, SCA is the second-largest producer of consumer tissue. SCA holds strong positions in countries including Mexico, Colombia, Chile and Ecuador, all regions with high growth.

SCA's brands have a strong position with Zewa in Germany, Austria, Russia and parts of Eastern Europe. SCA's Edet brand is well placed in the Nordic region and the Netherlands. The Velvet brand is strong in the UK.

During the year SCA acquired P&G's European tissue operations which included the Tempo brand. SCA thereby further strengthened its positions for branded products. SCA is also Europe's largest supplier of tissue for retailers' brands with significant positions in several key European markets.

In Australia and New Zealand, SCA is the leader with a market share of approximately 35% and 50% respectively. The products are sold under the Sorbent and other brands.

Market shares – Consumer tissue, Europe


Other
30%
SCA
26%
Kimberly-Clark
14%
Georgia-Pacific
13%
Karto Group
4%
Metsä Tissue
6%
Sofidel
7%

Product breakdown – Consumer tissue, Europe


Napkins
7%
Toilet paper
59%
Handkerchiefs/
facial tissue
14%
Kitchen rolls
20%

A bare necessity

When there was no paper in the privy people used what they had: grass, leaves, rags or seaweed. Mass consumption of packs of square paper did not start until the end of the 19th century. The modern roll with soft paper stems from the early 1940s, a convenience still unknown to hundreds of millions of households worldwide.

Market AFH

SCA is the market leader in AFH tissue

Product groups within the AFH segment are paper towels, toilet paper, napkins, facial tissue, dispensers and tissue products used in industry.

The global market for AFH tissue amounts to SEK 86bn, with North America accounting for 39% and Europe for 34%.

The market is growing by approximately 2% per year in Western Europe and at a slightly lower rate in North America. SCA is the largest supplier of AFH products in Europe with a market share of 17%. In North America, SCA is the third-largest player with a market share of 19%. Outside North America and Europe, market penetration of AFH tissue is still relatively low.

The market is divided into the following customer categories: hotels, restaurants and catering (HoReCa), offices, industry and health care. The highest growth is within HoReCa, driven by growth in the restaurant and tourist industries. The office and industry segment grows in pace with the economy.

Products are distributed by wholesalers and service companies or directly to individual customers. Greater consolidation means that customers are becoming larger and more international, which benefits global companies such as SCA.

Market shares AFH, Europe


SCA
17%
Other
55%
Kimberly-Clark
16%
Georgia-Pacific
12%

Market shares AFH, North America


Other
31%
SCA
19%
Kimberly-Clark
20%
Georgia-Pacific
30%

Annual per capita consumption of tissue


kg per capita/year
25
20
15
10
5
0
North America
Western Europe
South America
Asia Pacific
Eastern Europe

Packaging

Secure and attractive packaging cuts costs for consumers and strengthens customers' brands. SCA is a world-leading supplier of packaging solutions that safeguard local and international transport of food and other consumer goods as well as products required by industry. SCA develops smart holistic solutions which make transport less expensive. We focus on creative design that offers customers good point-of-sale display and makes things easier for consumers.

Packaging

SCA is a full-service supplier of packaging solutions and offers both transport and consumer packaging. Most of the packaging is used for food, consumer durables and industrial products and is made primarily of corrugated board.

Share of the Group



Net sales
31%
Operating profit
26%

Capital employed 28%

Average no. of employees 47%

Geographic presence



Sales in some 50 countries in Europe and Asia. Production takes place in more than 300 facilities in some 30 countries.

Sales by product segment



Other 1%
Industrial packaging 3%
Service 6%
Protective packaging 10%
Consumer packaging 14%
Conventional corrugated board packaging 66%

Sales by region

Other 4%
Asia 5%
North America 1%
Europe 90%

Deliveries

	2006	2007
Corrugated board (Mm²)	4,391	4,433
Kraftliner (ktonnes)	738	755
Testliner/fluting (ktonnes)	1,666	1,587

Containerboard (ktonnes)

	2007
Total consumption of containerboard	2,747
Own production	2,384
Net purchases	363


GLAS

Keeping safe

Packaging Strategy

SCA is continuing its progress towards becoming a full-service packaging supplier. This means that SCA operates throughout the entire packaging chain including design, packaging manufacture and improving customer logistics. The North American packaging operations were sold in 2007 and SCA now focuses on the more mature markets in Europe, as well as on the emerging markets in Eastern Europe and China.

INCREASED VALUE-ADDED FOR SCA AND ITS CUSTOMERS

SCA is one of Europe's leading suppliers of packaging for a number of different applications. These include consumer and point-of-sale packaging, shelf-ready packaging, customized protective packaging, and transport packaging made from corrugated board as well as a full service concept aimed at manufacturers, distributors and retailers. The customer base includes well-known, international companies such as Nestlé, Arla Foods, Hewlett Packard, Nokia, Procter & Gamble, Unilever, and Husqvarna as well as packaging solutions for SCA's hygiene business.

Much of SCA's packaging is used in retail and is on display to end-consumers. The packaging is therefore a key communicator of product content and plays a decisive role in promoting the product to end-consumers. Based on its comprehensive knowledge of packaging design, consumer behaviour and the needs of retailers, SCA focuses on three value offerings for its customers' entire packaging chain, where cooperation also includes the customer's marketing and sales organization.

- Packaging is a key part of market communication and must have an attractive design and high-quality printing.
- Cost-effective transport requires optimization of packaging space based on logistic principles with an optimal strength-to-weight ratio.
- During transport the packaging must provide effective protection against shocks, vibrations and temperature changes.

Packaging operations are undergoing rapid development. Significant development initiatives, efficiency enhancements and investments are under way to increase growth, improve profitability and strengthen leading positions. The strategic priorities within Packaging are:

- To increase the proportion of complete packaging solutions in close cooperation with customers.
- To lead development in the packaging market with innovations and product development.
- To expand in the fast-growing markets in Eastern Europe as well as in China.
- To continue to push for continuous productivity improvements.

PACKAGING DESIGN LEADER

SCA supports its customers by providing complete packaging solutions from concept to consumer. The aim is to improve functionality, simplify and streamline transport, packing and handling of goods, provide cost-effective design, create attractive opportunities for product display and strengthen brand recognition. With ten Design Centres in Europe and Asia, SCA has a unique strategic expertise and competitiveness that was strengthened in 2006 with the inauguration of an Innovation Centre in Brussels, Belgium. New packaging solutions are developed in SCA's Design Centres in close cooperation with customers. New technologies, material solutions and design tools are tested at the centres.

NEW MARKETS

Purpose-designed packaging is a prerequisite for the global economy's extensive trade and transport of goods. The packaging market grows hand-in-hand with industrial production. In order to take advantage of growth in new regions, SCA makes significant investments in the fast-growing markets in Eastern Europe as well as in China and currently has some 20 plants in Asia and around ten production units in Eastern Europe. The focus is on high-value segments such as consumer electronics, car parts and high-quality consumer packaging where SCA has achieved a leading position. A new Design Centre was inaugurated in China during the year that works with the same concept as in Europe.

EFFICIENT PRODUCTION

Continual improvements and efficiency enhancements in production are important strategic cornerstones within Packaging. The major cost-cutting programme, which was launched in 2005, was successfully completed during the year. Efficency enhancement work will continue in the future in order to ensure competitive production. This involves the entire supply chain from raw material to customers, including a review of suppliers and purchasing, the removal of bottlenecks and a reduction of capital tied up in machinery, goods and flows. Education and training are helping employees to focus on cost efficiency and productivity improvements. Ongoing investments are also being made in the production plants in order to further consolidate positions and be able to offer customers high-quality products.


playmobil
MÄRCHEN SET

Be seen

Packaging supports customers with in-store brand building, making sure their products are really noticed on the shelf. Packaging is therefore a key marketing tool.

Be moved

Effective and cost-efficient packaging is developed in close collaboration with customers. The packaging is optimized based on logistic principles and the aim is to provide a complete solution at every touch point along the outbound supply chain.


Actimel


Lookout for scary veg...
Lookout for scary veg...

Be secured

During transport the packaging must protect against knocks, jolts and temperature fluctuations. The aim is to focus on the customers' operations and SCA's packaging solutions provide secure transport.

Packaging
Performance and challenges in 2007

SCA's sales benefited from a continued strong economy and favourable market growth during the year. Earnings increased despite rising raw material costs. Price increases and the positive effects of SCA's efficiency programmes contributed to this improvement. The favourable development was underpinned by several aggressive investments designed to achieve greater competitiveness and customer-driven development.

MARKET, SALES AND EARNINGS

Demand for packaging was good in SCA's largest markets in Europe, particularly in Germany, both from industry and the consumer sector. As a result of investments made in recent years, the operations in Eastern Europe as well as in China showed rapid growth driven by strong domestic demand, a high rate of investment and good export development. Likewise, the strategic focus on advanced consumer packaging contributed to the favourable sales trend. In order to further strengthen competitiveness in the European packaging operations, a decision was made to phase out production capacity corresponding to 80 million m^2 of corrugated board and 200-300 thousand tonnes of paper capacity. The measures are designed to create long-term competitiveness. Market shares were strengthened in key segments in both Europe and emerging markets.

The packaging operations in North America were sold during the year in order to concentrate resources on the fast-growing markets in Eastern Europe and in Asia. In Western Europe, where SCA has a well developed structure and strong market position, the strategy is to further develop the operations towards segments with a higher value content.

FUTURE INVESTMENT

The continued long-term transformation of Packaging into a full-service supplier of customer- and consumer-oriented packaging solutions, was further strengthened by the establishment of new Design Centres during the year.

During the year a decision was made to build a new corrugated board plant in Nantes, France. Capacity expansion in Eastern Europe was also given priority. Here SCA is growing within high-value niches, several with very good growth. In Poland investments were made in two packaging plants and in Romania an existing plant was upgraded into a fully integrated facility for corrugated board packaging.

The positive sales trend in China continues and in April a new packaging plant was inaugurated in Suzhou, near Shanghai. During the year a decision was also made to build a new packaging plant in Nanjing. Growth prospects are very good now that China is establishing itself as one of the world's leading production and export economies. Increased costs for raw material and limited opportunities for price increases mean, however, that profitability is relatively low in the Chinese market. The world's leading industrial companies, many of them already SCA customers, are making major investments in production in China. This is creating strong growth in domestic production and offers new business opportunities for SCA.

Net sales and operating profit



SEKm
SEKm
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007
Net sales
Operating profit

Operating cash flow



SEKm
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007

Key figures

SEKm	2007	Group share %	2006
Net sales	33,728	31	33,353
of which internal	489		475
Operating cash surplus	4,058	27	3,647
Change in working capital	–674		–353
Current capital expenditures	–1,911	37	–2,261
Other changes in operating cash flow	–323		–709
Operating cash flow	**1,150**	**14**	**324**
Operating profit	2,651	26	2,072
Operating margin, %	8		6
Capital employed	26,738	28	28,307
Return, %	10		7
Strategic investments			
plant and equipment	–437	33	–115
restructuring costs	–1		1
company acquisitions	–97	2	–254
Average number of employees	23,561	47	24,640


BVLGARI
AQVA
BVLGARI

Market Packaging

SCA is a leading player in Europe

The European corrugated board market is valued at approximately SEK 200bn. SCA is the second-largest player with a market share of 13%.

Packaging in different forms is used in every segment of manufacturing industry. Everything from fresh fruit to sophisticated industrial components is packed for transport to the next link in the value chain or to end-consumers. A current trend within packaging is that the same packaging is increasingly used both for transport and to market and sell the contents. This makes packaging in many contexts a banner for the brand and market communication.

The food industry uses approximately 40% of the corrugated board packaging produced in Europe. 30% is used within manufacturing industry. Corrugated board is a material that is expensive to transport in relation to its value. For this reason most corrugated board production is local and carried out close the customers' production facilities.

There are a large number of corrugated board producers in Europe. The level of consolidation within this market remains low with the five largest producers accounting for almost 45% of the total market.

CONTAINERBOARD

SCA is Europe's second-largest producer of containerboard with production at seven mills. Five of these manufacture testliner and two produce kraftliner. SCA is approximately 85% self-sufficient in containerboard. Like the corrugated board market, the containerboard market is fragmented. The five largest producers account for about 40% of the total market in Europe.

Demand for corrugated board packaging in Europe by end-user


Other
7%
Other non-durables
8%
Beverages
9%
Food, fresh
13%
Consumer durables
15%
Industrial products
29%
Food, processed
19%

Food packaging accounts for a large share of the market for corrugated board packaging in Europe.

Corrugated board, producers in Europe (capacity)


Mm²
Smurfit Kappa
SCA
Mondi
DS Smith
SAICA
International Paper
Prowell
Stora Enso
Otor
Rossmann
0
2,500
5,000
7,500
10,000

Containerboard, producers in Europe (capacity)


ktonnes
Smurfit Kappa
SCA
SAICA
Mondi
Prinzhorn
Palm Group
Adolf Jass
Emin Leydier Group
Pro-Gest
Pulp Mill Holding
0
1,500
3,000
4,500
6,000

Forest Products

Keeping people up-to-date is one of the key tasks for paper. SCA produces publication papers and wood products that are continually developed to offer higher value-added. Our substantial forest holdings are a strategic asset and provide a base for sustainable development of our integrated industrial operations, everything from publication papers, pulp, sawmills and manufacture of finished wooden components to interiors and decoration in homes and the furniture industry. Always being up-to-date is our goal.

Forest Products

Production comprises publication papers, pulp and solid-wood products. The business area also supplies the Group with raw material from SCA's own forests.

Share of the Group



Net sales
17%
Operating profit
28%
Capital
employed
28%
Average no.
of employees
8%

Geographic presence



Sales primarily in Europe, but also in North America and Japan.

Sales by segment



Other 6%
Pulp 8%
Timber
15%
Solid-wood
products
24%
SC paper
16%
LWC paper
16%
Newsprint
15%

Sales by region



Asia 4%
North America 5%
Europe
91%

Deliveries

	2006	2007
Newsprint (tonnes)	567,000	552,000
SC paper (tonnes)	502,000	502,000
LWC paper (tonnes)	465,000	480,000
Solid-wood products (m^3)	1,731,000	1,653,000



Keeping up-to-date

Forest Products

Strategy

SCA is one of Europe's most profitable producers of forest products. Strengths include deep customer insight, efficient production facilities, integration with SCA's own forests, high value-added products and a sustainability perspective at every level.

Forest Products consists of magazine paper, newsprint, pulp, timber, solid-wood products and biofuels. There are strong links between these segments in a value chain that makes optimal use of SCA's own wood raw material.

SCA has the following strategic priorities for Forest Products:

- Continue to shift towards increasingly developed products in high-quality segments within publication papers, solid-wood products and pulp.
- Continue efficiency enhancements at the production facilities.
- Further develop the integration between the forest and the industrial operations.
- Exploit the commercial strength of the sustainability perspective and SCA's leading environmental positions.

FOCUS ON HIGH-QUALITY MAGAZINE PAPER

SCA focuses on the prime quality segments within magazine paper, SC and LWC paper. These are used for magazines, catalogues and printed advertising, which are all areas with good growth.

The properties of the paper are developed continually reflecting consumer demand and customer preferences so that it can express and become an integral part of a magazine's profile and message. One example of adjustment to increased environmental awareness is the recently developed SC paper Grapho Verde which contains more than 50% recycled fibre. The paper has excellent printability and strengthens SCA's leading position as regards economic use of resources and environmental initiatives.

Quality development of pulp benefits from SCA being able to choose the right raw material for a specific pulp grade. The development of Luna, a pulp grade with high absorption, was successfully completed during the year. This product extends the application to include various packaging segments in the food sector with its stringent hygiene requirements.

VALUE-ADDED SOLID-WOOD PRODUCTS

SCA is one of the ten largest manufacturers of solid-wood products in Europe and the shift continues towards increasingly processed and customized products focused on markets with good growth and leading customers. Raw material, production and logistics expertise as well as close cooperation with customers provide competitive advantages.

Two terms clarify the strategy: visible wood and developed wood.

Visible wood is products for interiors and joinery such as panels, floors, windows, doors and furniture. The customer base includes the house building sector, the home furnishings sector and the furniture industry.

Developed wood is products that are prepared for the next stage in the processing chain in accordance with customer wishes and which meet the demands of customers' customers. Main markets today are Scandinavia, France and the UK. SCA has a broad range of products and services in this segment with warehousing and sophisticated distribution to a large number of customers and building material distributors.

In other countries, SCA is a specialized supplier within a limited number of market segments. In the eastern US deliveries mainly comprise products for the building materials trade, in Japan products for modular home manufacturers, and in Italy components for the window and furniture industries.

STRATEGIC RAW MATERIAL INTEGRATION

Integration of raw material is an important strategic cornerstone for Forest Products. The forest assets are located in northern Sweden where the Group has built up an effective supply system for its own mills and sawmills. Use of SCA's own wood raw material is optimized for sawmills, pulp mills, paper production and for biofuels. This enables the wood raw material to be processed in an optimum manner and means that production is highly cost effective. Transport is also a key part of this integrated model. SCA has its own organization for developing and improving distribution and transport in an environmentally sound manner. Among other things, large volumes of publication papers are transported on environmentally approved ships.

Control of its own wood raw material is a key part of the Group's long-term strategy. It provides a stable cash flow, reliable supplies and facilitates quality and cost control. This is becoming increasingly important with intensified competition for timber raw material in northern Europe and rising demand for biomass from the energy sector, which confirms the value of the Group's long-term sustainability strategies.

SCA's forest holdings total 2.6 million hectares, of which 2.0 million hectares is productive. The forest is managed on a long-term basis and provides the base of SCA's raw material integration. Residual products from felling, such as branches and tops, are being used increasingly for production of renewable energy. A pilot project is also under way using stumps as an energy raw material.

RENEWABLE ENERGY

Operations are mainly based on renewable energy. Self-generated process power is increasing all the time. During the year a decision was made for a major investment in wind power totalling 2,800 GWh for electricity for the industrial operations in Sweden in cooperation with the Norwegian company Statkraft. This and similar investments in renewable energy are essential for the long-term development of the industrial operations.

CONTINUAL IMPROVEMENTS

Forest Products has continuously improved its productivity over a number of years. The industrial facilities are large, competitive units that are well-invested with modern technology. Further investments were made during the year both for production of solid-wood products and publication papers.

SCA's own raw material supply provides flexibility and the ability to overcome and lessen the impact of external disruptions such as a decline in supplies or major price fluctuations. This provides a basis for consistent quality and high productivity.

Performance and challenges 2007

Global growth continued and pushed up demand within most product and market areas. Sales and earnings rose mainly due to higher volumes for solid-wood products and pulp. An already high margin strengthened. During the year the forest assets were revalued and decisions were made for significant investments to meet future challenges.

MARKET, SALES AND EARNINGS

Demand for publication papers remained strong in Europe due to a high level of economic activity and a favourable advertising market. SCA's production was close to the capacity limit. Weaker demand in the US and a falling dollar reduced profitability for exported paper and volumes were moved from the US to the European market. This led to price pressure in some segments. Towards the end of the year prices improved, however, as a result of structural adjustments and continued high demand.

Development within solid-wood products was very strong in the first part of the year. Prices rose sharply and demand was very high. Russian export duties on wood raw material supported the high prices while effects from storm-felled timber in recent years abated. The higher market prices meant that supplies of solid-wood products increased substantially and towards year-end some weakening of the favourable price trend was noted.

The pulp market was also well balanced during the year due to strong global demand which allowed prices to be raised. As a consequence of higher timber prices, the value of SCA's forest assets was increased by SEK 5,173m (for more information, see Note 14 on page 88).

FUTURE FOCUS

SCA has a long-term competitive advantage due to control over its own raw material, good access to renewable energy and a growing market preference for products manufactured with a sustainability perspective. These conditions provide a strong platform for future development.

During the year a decision was made together with the Norwegian company Statkraft to form a joint venture for major investments in wind power in Sweden on SCA's land. At the same time, SCA signed an agreement with Statkraft for electricity supplies for the Group's Swedish forest product operations. This agreement also enabled a decision to invest in increased capacity of mechanical pulp at Ortviken paper mill in Sweden. The investment will increase capacity for pulp for LWC paper and newsprint.

In solid-wood products a number of investments and measures were carried out to improve production and profitability. Severn Timber in Wales was acquired during the year, a company that processes and distributes solid-wood products to the British building materials trade. This acquisition is in line with SCA's strategy to expand in profitable and growing segments.

Good logistics and an effective transport network are a significant part of work with continual improvements. During the year investments were decided to expand and improve the efficiency of the two largest freight hubs in Sundsvall, Sweden and Rotterdam, the Netherlands.

HIGH PRODUCTIVITY WITH LODGEPOLE PINE

Large-scale felling of the first generation of lodgepole pines *(pinus contorta)*, which started in 2006, continued successfully in 2007. This pine is about 40% more productive than Swedish pine. SCA started planting lodgepole pines on a large scale at the beginning of the 1970s. Experiences from both its biological and industrial performance are good. This investment is a key part of SCA's long-term raw material strategy and continued integration of competence within the forestry and industrial operations.

Net sales and operating profit


SEKm
SEKm
20,000
15,000
10,000
5,000
0
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007
Net sales
Operating profit

Operating cash flow


SEKm
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007

Key figures

SEKm	2007	Group share %	2006
Net sales	18,744	17	17,651
of which internal	2,134		2,004
Operating cash surplus	3,798	25	3,588
Change in working capital	–464		–137
Current capital expenditures	–1,073	21	–875
Other changes in operating cash flow	–12		–27
Operating cash flow	**2,249**	**28**	**2,549**
Operating profit	2,870	28	2,475
Operating margin, %	15		14
Capital employed	26,649	28	25,682
Return, %	11		10
Strategic investments			
plant and equipment	–158	12	–18
restructuring costs	0		0
company acquisitions	–137	3	–18
Average number of employees	4,092	8	4,148



Market
Publication papers

The European market for publication papers amounts to SEK 130bn. Newsprint accounts for almost 40% with other coated and uncoated publication papers making up the remainder. The magazine paper market is growing by about 3% per year, while annual growth in the newsprint market is slower at approximately 1%.

The European publication papers market is characterized by high consolidation and the five largest players have a market share of 80% or more for most paper grades. SCA is the sixth largest publication papers manufacturer in Europe. Among manufacturers of LWC paper, SCA is seventh in size and fifth among producers of SC paper and newsprint.

Publication papers, producers in Europe (capacity)


ktonnes
UPM-Kymmene
Stora Enso
Norske skog
Myllykoski
Holmen
SCA
Burgo-Marchi Group
M-real
Palm
Leipa
0
2,000
4,000
6,000
8,000

SCA is not one of the major players in the market, but focuses on product quality and cost-effective production.

Consolidation of the publication papers market in Europe 1987–2007


%
100
80
60
40
20
0
Newsprint
LWC paper
SC paper
1987
1997
2007

The graph shows market shares for the five biggest players in Western Europe.

PUBLICATION PAPER DEFINITIONS

LWC paper
Light Weight Coated
A coated paper with a high mechanical pulp content. Used for high quality magazines and advertising materials with demanding colour-printing requirements.

SC paper
Supercalendered publication
A paper with a high-gloss surface and with a high content of mechanical and/or recycled pulp. Mainly used for catalogues, magazines and advertising materials.

Newsprint
A paper used for newspapers that is based on mechanical pulp from fresh wood fibre or recycled fibre.

Market
Pulp, Timber and Solid-wood products

The world market for bleached softwood sulphate pulp amounts to SEK 82bn. The largest customers are non-integrated manufacturers of fine paper, publication papers and tissue.

The European market for solid-wood products amounts to approximately SEK 180bn. The industry is dominated by a large number of small and medium-sized sawmills and the five leading suppliers combined only account for about 20% of the European market.

SCA's sawmill operations hold strong positions in growing market segments and SCA is the eight-largest manufacturer in Europe.

SCA is Europe's largest private forest owner with a total of 2.6 million hectares, of which 2.0 million hectares are used for timber production.

Other Group information
Customer and consumer insight

Good insight into the needs and driving forces of customers and consumers is decisive for successful innovation. Insight involves understanding consumers' actual behaviour and what they think they need, but also being able to predict unexpressed needs and changed preferences.

A growing proportion of SCA's product portfolio consists of fast-moving consumer goods. In order to improve market positions and build strong brands, SCA invests significant resources in improving its knowledge of the behaviour of its customers and consumers. This knowledge is one of SCA's most important competitive tools. Customer and consumer insight dictates the brand and product portfolio, from innovation and product development to planning market communication.

CULTURE AND PROCESSES

Continual development is taking place within SCA towards a greater focus on brands with the customer and consumer as the starting point. SCA's culture and processes have gradually moved in this direction. Special training programmes are continuously under way designed to create a general understanding of internal tools and processes. At the same time, SCA makes every effort to establish more long-term relationships and strategic partnerships with customers. This improves SCA's ability to predict market trends and consumer needs.

SCA IS A LEADING INNOVATOR IN MANY AREAS

In incontinence products, where SCA is the world leader, the rate of innovation is very high. SCA conducts extensive research in order to better understand customers and consumers in this segment. Insight provides opportunities to influence and understand the problems surrounding incontinence. One example of this is a slightly unusual packaging solution. The TENA logotype and product description are printed on a plastic wrapping that can easily be removed from the discreet single-colour paper packaging. This allows TENA products to be stored discreetly in the bathroom cupboard without revealing that their owner suffers from incontinence.

There are also many innovations in the feminine care segment. SCA soon realized that many women still feel uncertain about the safety of feminine care products due to the risk of leakage. By conducting customer surveys and panel tests, SCA found the correlation between a comfortable fit, where the product has a unique anatomically optimal design, and perceived product safety. This led to the development of the totally new extra secure product concept Libresse SecureFit.

One example of a successful innovation within Packaging is the Remy Martin cognac packaging. This has a very high quality and won a prestigious innovation award. The packaging can be opened at the side for tasteful presentation of the cognac bottle in the store.

During the year SCA also developed several new point-of-sale packaging solutions that make product handling more efficient and improve in-store display.

Examples of innovations based on customer and consumer insight

The discreet TENA packaging

The innovative TENA packaging allows discreet storage of the products in the bathroom cupboard.



Libresse SecureFit

Libresse SecureFit gives consumers extra security.


Libresse

Flexible display packaging

The same packaging can be used in several ways to display the goods in the store.



The successful cognac packaging

Remy Martin packaging presents the contents in a tasteful manner.



Sustainable development

SCA aims to create shareholder value and contribute to a good environment as well as economic and social prosperity for customers, employees and suppliers in the countries in which the company operates.

Sustainability is an integrated part of SCA's business activities. Overall responsibility for environmental and CSR issues rests with Group senior management. These initiatives are long-term and based on SCA's core values: respect, responsibility and excellence, and a basic commitment to openness and transparency.

Target 1

More efficient use of water

From 2005 to 2010 specific water consumption will be cut by 15% and the specific organic content (BOD) in wastewater will fall by 30%. This target applies to SCA's pulp and paper mills (base year 2005).

Target 2

Reduced emissions of carbon dioxide

Reduced emissions from fossil fuels per unit of production. This target applies to SCA's pulp and paper mills (using the previous year as the base year).

Target 3

Responsible use of wood raw material

SCA will continue to employ methods that ensure that no fresh fibre-based material used in production comes from controversial sources.

Target 4

Compliance with SCA's Code of Conduct

SCA works continuously to make the Code of Conduct an integrated part of day-to-day operations.

CLEAR TARGETS

SCA has adopted four sustainability targets for the Group. Three of them are environmental targets within areas of major importance to SCA – reduced carbon dioxide emissions, reduced water consumption and emissions to water, and ensuring that the fibre used in production does not originate from controversial sources.

The fourth target relates to compliance with SCA's Code of Conduct. Work in 2007 focused on evaluations of protection of human rights in SCA's operations in a selection of countries, supplier assessments and development of a policy relating to blood-borne diseases.

INCREASED INTEREST FROM SRI PLAYERS

SCA's sustainability work has attracted the attention of a number of fund managers and the proportion of SRI players (Socially Responsible Investing) who invest in SCA shares has risen in recent years. The proportion of investors in SCA shares who in some respect have sustainability as a criterion rose from 5% to 10% between 2004 and 2007.

SCA is included in a number of sustainability indexes, including the global FTSE-4Good, which measures companies' performance based on their ability to combine economic growth with successful environmental and social programmes.

SCA received a number of awards during the year. The company was ranked number two among the world's greenest companies in a survey carried out by the British daily newspaper The Independent and the Ethical Investment Research Service (Eiris), and SCA was ranked among the "Global 100 Most Sustainable Corporations in the World" by the British consulting firm Innovest.

CERTIFICATION

Certification provides an important external assessment of a company's sustainability work and SCA complies with several international standards. The most important include ISO 14001 (with few exceptions SCA's European plants are certified according to this standard), the Forest Stewardship Council (FSC, an international organization which sets standards for responsible forest management) and Occupational Health & Safety Assessment Series, OHSAS 18001 (working environment).

RMS

Resource Management System (RMS) is SCA's system for collection of environmental data and forms the basis for a major part of SCA's environmental work. Using RMS, SCA can analyse data on energy use, water consumption, transport and raw materials.

CLIMATE AND ENERGY

The debate on climate change and CO_2 emissions continued to dominate in 2007, not only in environmental contexts but also among the general public. SCA works systematically to



Tom Dudfield (SCA), John Andersen (Wembley Stadium) and Rod Broadbent (SCA).

SCA WINS WEMBLEY CONTRACT

One example of how the Group's sustainability initiatives strengthen SCA's competitiveness is the major order from Wembley Stadium in London in 2007. In the end it was SCA's extensive environmental programme that decided the choice of supplier for the new stadium. All the toilets in the stadium will be equipped with products from SCA.

"SCA had all the products that we wanted, but the key to our decision is how the company's environmental responsibility is reflected in its policies," says John Andersen, Wembley Stadium's cleaning services manager. "We were impressed by the fact that SCA puts money back into reforestation and avoids using chlorine bleach in its products while also trying to minimize energy consumption. These factors scored very highly with us, and therefore we were keen to sign up SCA Tissue Europe ahead of any other tissue suppliers," explains Andersen.

Wembley Stadium, which was inaugurated in 2007, has 90,000 seats and will be visited by more than 1,500,000 sports and music fans each year.

replace coal and oil with biofuel and natural gas and to make its energy consumption more efficient. This ongoing transition has cut CO_2 emissions by 7%, 4% and been unchanged respectively over the last three years.

One example of more efficient consumption is the investment in a new soda recovery boiler in Östrand, Sweden, which generates 500 GWh of green electricity per year. The investment amounted to SEK 1.6bn. A similar project is under way in Obbola, Sweden.

SCA also invests in alternative energy sources and a joint venture was formed in 2007 with the Norwegian energy company Statkraft for wind power production in northern Sweden. Plans comprise annual production of 2,800 GWh of wind power electricity and construction is expected to start in 2009.

CODE OF CONDUCT

At the beginning of 2004, SCA's Board adopted a Code of Conduct with guidelines for SCA and its employees regarding human rights, child and forced labour, discrimination, business ethics, freedom of association, etc.

The Code of Conduct reflects SCA's determination to accept social responsibility and to be an attractive employer wherever the Group conducts operations. It applies to all employees in all countries in which SCA operates.

SOCIAL RESPONSIBILITY

SCA conducts extensive work in the area of social responsibility. Health and safety at the workplace, dialogue with employees, diversity, employee development and human rights issues are some prioritized areas.

CUSTOMERS DEMAND SUSTAINABILITY

In 2007, far greater interest in sustainability was noted from the Group's customers. In contract negotiations customers are increasingly asking questions and making demands, primarily related to the environment, but also concerning social responsibility.

In many cases this gives SCA a competitive advantage due to the company's thorough sustainability work. For example environmental performance was decisive when SCA won the assignment to supply tissue to all the toilets in the new Wembley Stadium in London, UK.

More information about SCA's sustainability work can be found in the 2007 Sustainability Report which is available as a printed document and published on www.sca.com.

Other Group information
Risk management, significant risks and uncertainties

RISK MANAGEMENT
SCA is an international group and therefore exposed to a number of risks that can have a greater or lesser material impact on the Group. A natural part of SCA's activities is to identify and manage significant risks to the Group that might constitute a threat to the strategic, operational and financial objectives. Using good risk management, SCA endeavours to ensure its ability to conduct uninterrupted operations and thus generate a stable cash flow. Risks are classified in four categories:

- Strategic
- Operational
- Financial
- Other

STRATEGIC RISKS
Strategic risks are changes in the business environment that can materially affect SCA's operations and profitability. Strategic risks include business environment risks, changes in customer and consumer behaviour, change in value of intangible assets and risks associated with environmental impact and climate change. SCA's Board decides on the Group's strategic direction based on recommendations from senior management. The main responsibility for long-term and overall management of strategic risks rests with senior management but a large part of risk management is carried out at local level. Senior management evaluates those risks that might affect or obstruct the achievement of SCA's strategic objectives and is responsible for ensuring compliance with the strategy. A description of the management structure within SCA is provided in the Corporate Governance Report on page 104.

BUSINESS ENVIRONMENT RISKS
SCA conducts sales in some 90 countries and production in approximately 40. The main focus is in Europe and North America but the proportion of sales in Eastern Europe, Asia and Latin America is rising. Business environment risks that can affect SCA are strongly linked to political decisions such as price regulations, uncertainty about new political leadership or changes in financial policy in the countries where SCA operates. Another type of business environment risk is changes in rules and regulations such as tax rates, environmental charges, health insurance systems, competition rules and new political situations. SCA seeks to understand and manage these business risks by conducting extensive monitoring of the business environment and through active participation in national and international industry organizations.

CHANGES IN CUSTOMER AND CONSUMER BEHAVIOUR
SCA's growth is dependent on the ability to develop the right products and to launch them successfully at the right time. Changed customer behaviour can have an unfavourable effect on demand for certain products and thus on profitability. In order to minimize the risk that a possible competing substitute leads to reduced demand for SCA's products, there is continuous monitoring of research and market development. SCA also conducts its own research and development. Development work is often carried out in direct cooperation with customers which makes it possible to notice changed customer behaviour at an early stage and thereby reduce the risk of a negative impact.

CHANGE IN VALUE OF INTANGIBLE ASSETS
SCA is a global consumer goods and paper company with several leading brands, some of which are global. A less favourable perception of any of SCA's brands can have a negative impact on the Group's earnings over time. One of the Group's strengths is the good reputation of the SCA name. SCA makes every effort to avoid actions that might harm the Group's good reputation and has therefore, among other things, drawn up a Code of Conduct. The code summarizes the Group's approach that a successful company is based on a combination of strong financial results, environmental consideration and social responsibility. Operational management is responsible for ensuring compliance with the code. Compliance is checked, among other things, by SCA's internal audit unit.

SCA owns a large number of patents. By using a combination of confidentiality agreements, professional secrecy clauses, business secrets and contracts, SCA works continuously to strengthen the protection provided by patent, copyright and trademark law.

ENVIRONMENTAL IMPACT AND CLIMATE CHANGE
Environmental risks are linked to the impact SCA's operations can have on air, water, land and biological processes. Compliance with environmental laws and site restoration requirements mean that SCA may incur costs that can have a negative impact on the Group's earnings. These risks are minimized through preventive work in the form of certified environmental management systems, environmental surveys in conjunction with acquisitions, and decontamination projects when production facilities are closed down.

The question of the economic effect of climate change is growing in importance. SCA makes active efforts to reduce the Group's environmental impact by reducing energy consumption and carbon dioxide emissions. SCA provides a detailed description of environmental impact and issues surrounding climate change in the Sustainability Report.

OPERATIONAL RISKS
Operational risks are risks attributable to SCA's daily operations that can have a negative impact on the Group's earnings. Operational risks include dependence on major customers, ability to meet competition, supplier risks, integrated raw material flows, employee-related risks and administrative risks.

DEPENDENCE ON MAJOR CUSTOMERS
A large portion of SCA's products are sold to or used within the retail sector, health care and

Risk management, significant risks and uncertainties

by bulk consumers. A consolidation towards fewer but larger players is taking place within these areas which will increase dependence on individual customers. The risk of failing to meet the requirements or preferences of major customers in the form of deliveries and financially sustainable products requires continuous customer monitoring and close customer relationships. In order to guarantee that key accounts are not lost, SCA continuously reviews and develops its marketing and product offering. Today, SCA is not dependent on any individual customer or customer group. Sales to the ten largest customers corresponded to approximately 10% of total net sales in 2007.

ABILITY TO MEET COMPETITION

SCA's competitors mainly comprise a small number of major international players. The competitive situation has a direct impact on SCA's pricing and sales volumes. SCA' ability to maintain and strengthen its competitiveness depends on all key factors such as innovation and fast product development, effective marketing and sales, and an economic production and logistics structure.

SUPPLIER RISKS

SCA is dependent on suppliers and their ability to deliver products at the right time, with the right quality. Management of risks related to suppliers and subcontractors is an important part of operations. The ability of suppliers and subcontractors to meet quality requirements and delivery dates is directly decisive for the efficiency of SCA's production. SCA manages these risks by having contracts with a number of different suppliers and regularly signing supplier contracts of varying duration. These contracts guarantee delivery of a significant proportion of input material while the risks of the effects of sudden cost increases are reduced.

RAW MATERIAL FLOWS

Integrated raw material flows provide SCA with stability and economies of scale. As a result of higher consumption of publication papers and solid-wood products, the introduction of export duties in Russia, and increased demand for biofuels, competition for wood raw material has risen in recent years. SCA's large forest holdings as well as vertical integration of operations, from forestry to end product, provide significant strength and a more stable earning ability when competition for important raw materials is intense.

Wood fibre is the common base for many of the Group's products. There is a natural internal market for wood fibre from SCA's forests and in 2007 SCA was 47% self sufficient in wood raw material (100% self-sufficient on the sawmill side). The wood fibre is used to manufacture pulp, containerboard, publication papers and within the sawmill operations. The pulp is then used in the manufacture of tissue and personal care products. Despite well-integrated operations and its own production, SCA is Europe's biggest net purchaser of pulp and purchased approximately 900,000 tonnes in 2007. By-products such as forest waste in the form of stumps, branches and tops, are used in the biofuel operations for production of pellets. Energy which is generated in the production process is reused or sold externally to the electricity grid. This high level of integration reduces SCA's exposure to price increases for raw material.

Recovered fibre is also an important raw material for SCA and comprises a significant part of the Group's total fibre use. SCA is a major player in the recovered fibre market and the Group's own organization for collection, transport and sale of fibre recovered a total of 1.6 million tonnes of fibre in 2007 which corresponds to 36% of the Group's total requirement.

EMPLOYEE-RELATED RISKS

In order to conduct its operations, SCA is dependent on competent and motivated employees. The Group makes active efforts to strengthen and retain its position as an attractive employer. For example, SCA has started an extensive project for quality assurance of both internal and external recruitment. SCA is also a regular participant in labour market days and has continuous and close cooperation with a number of leading recruitment agencies.

A large number of the Group's employees are covered by collective agreements and SCA endeavours to have good relations with employees and their representatives. In the event of labour market conflicts, however, there is a risk of production disruptions with a negative impact on the Group's earnings.

ADMINISTRATIVE RISKS

Risks associated with inadequacies in the division of responsibility, reporting routines, analysis and valuation models are limited through well-documented and established audit and follow-up routines. These routines are developed and updated regularly. SCA has an internal audit unit which is independent from the rest of the organization. Internal audit checks that the Group complies with adopted routines, guidelines and policies.

FINANCIAL RISKS

SCA's financial risks are defined as market, credit and liquidity risks. Market risks comprise currency, price and interest rate risk. These risks are mostly managed centrally at Group level and regulated by the Group's financial policy which is adopted by SCA's Group Board. The aim of management of financial risks is to reduce volatility and increase the predictability of the income statement and balance sheet. Accounting principles and financial risk management are described in more detail in Notes 1 and 2.

OTHER RISKS

Other risks are risks of significance for SCA but which cannot be directly placed in any of the other risk categories.

RISK OF DAMAGE

SCA has a large number of facilities throughout the world. Protecting these and production continuity against the risk of damage has high priority. The central Risk Management function at SCA aims to reduce the total cost of the Group's damage risks and to optimize the financing of these risks. This is done by continuously developing the damage prevention and damage limitation work in the operations as well as by introducing and developing groupwide insurance solutions. The Group's captive insurance companies play a central role in this work.

LEGAL RISKS

SCA concludes a large number of commercial and financial agreements every year. The Group's operations are conducted in a large number of jurisdictions and each one is subject to extensive external regulations. Legal risk can arise in conjunction with disputes concerning agreements between SCA and its customers, suppliers or employees. Lengthy and expensive litigation can have negative consequences for the Group's reputation. Examples of such disputes are alleged breach of contract, inadequate delivery of goods and services, producer responsibility, patent infringement or infringements of other intellectual property rights or other assertions. SCA continuously monitors its manufacturing processes and administrative processes to ensure that products and operations comply with applicable laws and regulations. Legal proceedings, legal questions and their inherent risk are managed by the Group's internal legal departments.

Main raw materials, energy and transport 2007

Timber/chips

9.3 million cubic metres

47% from own forest, 53% purchased externally

Personal Care 0%	Tissue 10%	Packaging 18%	Forest Products 72%

Market pulp

1.6 million tonnes

45% from own pulp mills, 55% purchased externally

Personal Care 22%	Tissue 69%	Packaging 0%	Forest Products 9%

Recovered paper

4.4 million tonnes

36% from own collection, 64% purchased externally

Personal Care 0%	Tissue 35%	Packaging 48%	Forest Products 17%

Energy

28.6 TWh

23% from electricity, 47% from fossil fuels, 30% from biofuels

Transport

33.8 billion tonne kilometres

70% by sea, 30% by other means of transport



Financial statements, Group

Income statement

Group	Note	2007 SEKm	2007 EURm[1]	2006 SEKm	2006 EURm[1]	2005 SEKm	2005 EURm[1]
Net sales	6	105,913	11,456	101,439	10,972	96,385	10,398
Other income	5	2,231	241	2,305	249	1,902	205
Change in net value of biological assets	14	5,645	611	304	33	286	31
Change in inventories of finished goods and work in progress		–506	–55	–590	–64	–417	–45
Work performed and capitalized		182	20	156	17	167	18
Raw materials and consumables		–39,743	–4,299	–35,405	–3,830	–34,748	–3,748
Personnel costs	7	–20,584	–2,226	–19,761	–2,137	–21,912	–2,364
Other operating expenses	8	–33,320	–3,604	–33,783	–3,654	–31,089	–3,354
Depreciation	9	–6,186	–669	–6,151	–665	–6,295	–680
Impairment	9	–3,534	–382	–34	–4	–2,376	–256
Share of profits of associates	15	49	5	25	3	25	3
Operating profit		**10,147**	**1,098**	**8,505**	**920**	**1,928**	**208**
Financial income	10	193	21	179	19	156	17
Financial expenses	10	–2,103	–228	–1,851	–200	–1,651	–178
Profit before tax		**8,237**	**891**	**6,833**	**739**	**433**	**47**
Tax	11	–1,076	–116	–1,366	–148	21	2
Profit for the year		**7,161**	**775**	**5,467**	**591**	**454**	**49**
Earnings attributable to:							
Equity holders of the Parent Company		7,138	772	5,437	588	430	46
Minority interests		23	3	30	3	24	3
Earnings per share attributable to equity holders of the Parent Company, SEK							
before dilution effects		10.17		7.76		0.61	
after dilution effects		10.16		7.75		0.61	
Dividend per share, SEK		4.40[2]		4.00		3.67	
Earnings attributable to equity holders of the Parent Company		**7,138**		**5,437**		**430**	
Average number of shares before dilution, million		701.8		701.0		700.1	
Warrants		0.4		0.4		0.4	
Average number of shares after dilution		**702.2**		**701.4**		**700.5**	

By business area	Net sales			Operating profit		
SEKm	2007	2006	2005	2007	2006	2005
Personal Care	22,101	21,272	19,351	2,960	2,799	2,474
Tissue	33,332	31,336	30,701	1,724	1,490	1,577
Packaging	33,728	33,353	32,359	2,651	2,072	1,775
Forest Products	18,744	17,651	15,935	2,870	2,475	1,886
Publication papers	8,715	8,930	7,998	537	818	662
Pulp, timber and solid-wood products	10,029	8,721	7,937	2,333	1,657	1,224
Other[3]	1,336	1,191	1,068	–58	–331	–5,784
Intra-Group deliveries	–3,328	–3,364	–3,029	–	–	–
Total	**105,913**	**101,439**	**96,385**	**10,147**	**8,505**	**1,928**

[1] Average exchange rate of 9.25 (9.25, 9.27) was applied in translation to EUR.

[2] Board proposal.

[3] 2007 and 2005 include items affecting comparability from efficiency programmes, etc. A segment breakdown of items affecting comparability is provided in Note 6.

Consolidated statement of recognized income and expense

MSEK	2007 Equity attributable to equity holders of the Parent Company	2007 Minority interests	2007 Total equity	2006 Equity attributable to equity holders of the Parent Company	2006 Minority interests	2006 Total equity
Income and expenses recognized directly in equity						
Actuarial gains and losses related to pensions, incl. payroll tax	1,236	–6	1,230	2,351		2,351
Available-for-sale financial assets:						
Gains from fair value measurement recognized in equity	–255		–255	210		210
Transferred to income statement at sale	–34		–34	–38		–38
Cash flow hedges:						
Gains from remeasurement of derivatives recognized in equity	63		63	58		58
Transferred to income statement for the year	–25		–25	–99		–99
Transferred to cost of hedged non-current assets	2		2	5		5
Translation differences in foreign operations	–17	40	23	–2,423	–38	–2,461
Gains or losses on hedges of net investments in foreign operations	360		360	–352		–352
Tax on items recognized directly in/transferred from equity	–310	2	–308	–705		–705
Total transactions recognized directly in equity	**1,020**	**36**	**1,056**	**–993**	**–38**	**–1,031**
Profit for the year recognized in the income statement	7,138	23	7,161	5,437	30	5,467
Total income and expenses recognized for the year	**8,158**	**59**	**8,217**	**4,444**	**–8**	**4,436**

Operating cash flow statement
Supplementary disclosures

Group	2007 SEKm	2007 EURm[1]	2006 SEKm	2006 EURm[1]	2005 SEKm	2005 EURm[1]
Operations						
Net sales	105,913	11,456	101,439	10,972	96,385	10,398
Operating expenses	-86,095	-9,312	-86,774	-9,386	-85,811	-9,257
Operating surplus	**19,818**	**2,144**	**14,665**	**1,586**	**10,574**	**1,141**
Adjustment for significant non-cash items	-4,532	-490	-542	-59	2,539	274
Operating cash surplus	**15,286**	**1,654**	**14,123**	**1,527**	**13,113**	**1,415**
Change in						
Operating receivables	-1,967	-213	-1,407	-152	1,023	110
Inventories	-1,765	-191	-801	-87	-499	-54
Operating liabilities	2,433	263	1,414	153	-286	-31
Change in working capital	**-1,299**	**-141**	**-794**	**-86**	**238**	**25**
Current capital expenditures	-5,165	-559	-5,672	-613	-4,859	-524
Restructuring costs, etc.	-695	-75	-1,353	-146	-1,021	-110
Operating cash flow	**8,127**	**879**	**6,304**	**682**	**7,471**	**806**
Financial items	-1,910	-207	-1,672	-181	-1,495	-161
Tax payments	-1,719	-186	-1,770	-191	-1,629	-176
Other	10	1	-90	-10	15	2
Cash flow from current operations	**4,508**	**487**	**2,772**	**300**	**4,362**	**471**
Strategic investments, restructuring costs and divestments						
Company acquisitions	-4,545	-492	-323	-35	-428	-46
Strategic capital expenditures, non-current assets	-1,342	-145	-935	-101	-2,086	-225
Strategic restructuring costs	0	0	-24	-3	-81	-9
Total strategic investments	**-5,887**	**-637**	**-1,282**	**-139**	**-2,595**	**-280**
Divestments	2,852	308	48	5	1	0
Cash flow from strategic restructuring costs, investments and divestments	**-3,035**	**-329**	**-1,234**	**-134**	**-2,594**	**-280**
Cash flow before dividend and new issue	**1,473**	**158**	**1,538**	**166**	**1,768**	**191**
Sale of treasury shares	55	6	79	9	13	1
Dividend to shareholders	-2,939	-318	-2,625	-284	-2,478	-267
Net cash flow	**-1,411**	**-154**	**-1,008**	**-109**	**-697**	**-75**

Net debt

	2007 SEKm	2007 EURm[1]	2006 SEKm	2006 EURm[1]	2005 SEKm	2005 EURm[1]
Net debt, 1 January	**-36,399**	**-3,937**	**-39,826**	**-4,308**	**-35,823**	**-3,986**
Net cash flow	-1,411	-154	-1,008	-109	-697	-75
Remeasurements taken to equity	1,013	110	2,426	262	-66	-7
Currency effects, etc.	-571	-61	2,009	217	-3,240	-158
Net debt, 31 December	**-37,368**	**-4,042**	**-36,399**	**-3,938**	**-39,826**	**-4,226**

Adjustments in net debt on transition to IFRS

	2005 SEKm	2005 EURm[1]
Net debt at 1 January according to previous year's accounting principles	-34,745	-3,866
Effect of IAS 39 on transition to IFRS	-1,078	-120
Adjusted net debt, 1 January	**-35,823**	**-3,986**

[1] Average exchange rate of 9.25 (9.25, 9.27) was applied in translation to EUR.

Balance sheet

Group	Note	31/12/2007 SEKm	31/12/2007 EURm[1]	31/12/2006 SEKm	31/12/2006 EURm[1]	31/12/2005 SEKm	31/12/2005 EURm[1]
ASSETS							
Non-current assets							
Goodwill	12	18,161	1,919	16,997	1,879	19,823	2,104
Other intangible assets	12	3,455	365	3,054	338	2,431	258
Buildings, land, machinery and equipment	13	56,447	5,965	56,588	6,256	60,127	6,381
Biological assets	14	23,905	2,526	18,082	1,999	17,716	1,880
Participations in associates	15	950	100	439	49	454	48
Shares and participations	16	68	7	79	9	119	13
Surplus in funded pension plans	27	2,137	226	1,419	157	470	50
Non-current financial assets	19	1,526	161	1,551	171	1,565	166
Deferred tax assets	11	1,042	110	718	78	992	105
Other non-current assets		122	13	143	16	178	19
Total non-current assets		**107,813**	**11,392**	**99,070**	**10,952**	**103,875**	**11,024**
Current assets							
Inventories	20	12,780	1,350	10,847	1,199	10,550	1,120
Trade receivables	21	16,821	1,778	15,289	1,690	15,028	1,595
Current tax assets	11	570	60	563	62	525	56
Other current receivables	22	3,622	383	3,208	355	3,253	345
Current financial assets	23	368	39	409	45	237	25
Non-current assets held for sale	24	55	6	2,559	283	68	7
Cash and cash equivalents	23	3,023	319	1,599	177	1,684	179
Total current assets		**37,237**	**3,935**	**34,474**	**3,811**	**31,345**	**3,327**
TOTAL ASSETS		**145,050**	**15,327**	**133,544**	**14,763**	**135,220**	**14,351**
EQUITY AND LIABILITIES							
Equity	25						
Share capital		2,350	248	2,350	260	2,350	249
Other capital provided		6,830	722	6,830	755	6,830	725
Reserves		842	89	799	88	3,423	363
Retained earnings		53,568	5,660	48,320	5,342	43,740	4,643
Attributable to equity holders of the Parent Company		**63,590**	**6,719**	**58,299**	**6,445**	**56,343**	**5,980**
Minority interests		689	73	664	73	767	81
Total equity		**64,279**	**6,792**	**58,963**	**6,518**	**57,110**	**6,061**
Non-current liabilities							
Non-current financial liabilities	26	20,247	2,139	16,852	1,863	18,638	1,979
Provisions for pensions	27	1,987	210	2,793	309	4,810	510
Deferred tax liabilities	11	11,343	1,199	10,931	1,208	10,524	1,117
Other non-current provisions	28	869	92	516	57	1,701	181
Other non-current liabilities	29	133	14	157	17	208	22
Total non-current liabilities		**34,579**	**3,654**	**31,249**	**3,454**	**35,881**	**3,808**
Current liabilities							
Current financial liabilities	26	21,943	2,319	21,537	2,381	20,190	2,143
Trade payables		13,526	1,429	12,332	1,363	11,567	1,228
Tax liabilities	11	597	63	800	88	531	56
Current provisions	28	1,165	123	1,153	128	2,081	221
Other current liabilities	30	8,961	947	7,455	824	7,860	834
Liabilities held for sale	24	–	–	55	7	–	–
Total current liabilities		**46,192**	**4,881**	**43,332**	**4,791**	**42,229**	**4,482**
TOTAL EQUITY AND LIABILITIES		**145,050**	**15,327**	**133,544**	**14,763**	**135,220**	**14,351**

Contingent liabilities and pledged assets, see Notes 31 and 32.

Capital employed		101,647		95,362		96,936	
Net debt		37,368		36,399		39,826	

[1] Closing exchange rate of 9.46 (9.05; 9.42) was applied in translation to EUR.

Cash flow statement

Group	2007		2006		2005	
	SEKm	EURm*	SEKm	EURm*	SEKm	EURm*
Operating activities						
Profit before tax	8,237	890	6,833	739	433	47
Adjustment for non-cash items [1]	4,516	488	4,188	453	10,064	1,086
	12,753	**1,378**	**11,021**	**1,192**	**10,497**	**1,133**
Tax payments	–1,719	–186	–1,770	–191	–1,629	–176
Cash flow from operating activities before changes in working capital	**11,034**	**1,192**	**9,251**	**1,001**	**8,868**	**957**
Cash flow from changes in working capital						
Change in inventories	–1,765	–191	–801	–87	–499	–54
Change in operating receivables	–1,967	–213	–1,407	–152	1,023	110
Change in operating liabilities	2,433	263	1,414	153	–286	–31
Cash flow from operating activities	**9,735**	**1,051**	**8,457**	**915**	**9,106**	**982**
Investing activities						
Acquired operations [2]	–4,371	–473	–323	–35	–391	–42
Divestments [3]	2,785	301	48	5	1	0
Investments in property, plant and equipment and intangible assets [4]	–6,991	–756	–7,081	–766	–7,482	–807
Sale of property, plant and equipment	502	54	503	55	560	60
Loans granted to external parties	–397	–43	–1,146	–124	–154	–16
Cash flow from investing activities	**–8,472**	**–917**	**–7,999**	**–865**	**–7,466**	**–805**
Financing activities						
Sale of treasury shares	55	6	79	9	13	1
Loans raised	3,015	326	2,084	225	–	–
Repayment of debt	–	–	–	–	–1,149	–124
Dividend paid**	–2,939	–318	–2,625	–284	–2,478	–267
Cash flow from financing activities	**131**	**14**	**–462**	**–50**	**–3,614**	**–390**
Cash flow for the year	**1,394**	**148**	**–4**	**0**	**–1,974**	**–213**
Cash and cash equivalents at the beginning of the year	1,599	173	1,684	181	3,498	377
Exchange differences in cash and cash equivalents	30	3	–81	–8	160	17
Cash and cash equivalents at the end of the year [5]	**3,023**	**324**	**1,599**	**173**	**1,684**	**181**

* Average exchange rate of 9.25 (9.25; 9.27) was applied in translation to EUR.

** Including dividend to minority.

1)

Adjustment for non-cash items, SEKm	2007	2006	2005
Depreciation and impairment of non-current assets	9,719	6,185	8,673
Fair value measurement of forest assets	–5,645	–304	–286
Unpaid relating to efficiency programme	1,331	–	1,928
Payments relating to efficiency programme, previously recognized as liabilities	–684	–1,353	–
Other	–205	–340	–251
Total	**4,516**	**4,188**	**10,064**

2)

Acquired operations, SEKm	2007	2006	2005
Non-current assets	3,064	121	228
Operating assets	347	98	116
Cash and cash equivalents	87	85	8
Provisions	–20	–9	–23
Net debt excl. cash and cash equivalents	–174	–	–37
Operating liabilities	–67	–29	–65
Minority interests	10	43	56
Fair value of net assets	**3,247**	**309**	**283**
Negative goodwill dissolved in income statement	–18	–	–
Goodwill	1,162	150	116
Acquisition price	**4,391**	**459**	**399**
Unpaid purchase price for 2007 acquisitions	–9	–75	–
Settled debt pertaining to previous year's acquisitions	76	24	–
Paid purchase price	**4,458**	**408**	**399**
Cash and cash equivalents in acquired companies	–87	–85	–8
Effect on Group's cash and cash equivalents, Acquired operations	**4,371**	**323**	**391**

3)

Discontinued operations, SEKm	2007	2006	2005
Non-current assets	117	19	–
Operating assets	717	18	–
Cash and cash equivalents	–12	–	–
Non-current assets held for sale	2,385	–	–
Net debt excl. cash and cash equivalents	–67	–	–
Provisions	–26	–	–
Operating liabilities	–302	–12	–
Liabilities held for sale	–55	–	–
Minority interests	–7	–	–
Gain/loss on sale	28	23	1
Purchase price received	**2,778**	**48**	**1**
Less unpaid purchase price	–5	–	–
Cash and cash equivalents in sold companies	12	–	–
Effect on Group's cash and cash equivalents, Discontinued operations	**2,785**	**48**	**1**

4) **Investments in property, plant and equipment and intangible non-current assets**

Investments in property, plant and equipment and intangible non-current assets and biological assets during the year totalled SEK 7,009m (7,110; 7,505) of which SEK 18m (29; 23) was financed through finance leases.

5)

Cash and cash equivalents, SEKm	2007	2006	2005
Cash and bank balances	1,681	1,280	1,592
Short-term investments, maturity <3 months	1,342	319	92
Total	**3,023**	**1,599**	**1,684**

The Group's total liquidity reserve at year-end amounted to SEK 12,262m (10,163; 10,497).

Interest paid, SEKm	2007	2006	2005
Interest paid	–1,822	–1,747	–1,937
Interest received	118	73	311
Total	**–1,704**	**–1,674**	**–1,626**

Correlation between cash flow statement and operating cash flow statement
Supplementary disclosures

CASH FLOW FROM OPERATING ACTIVITIES

SEKm	2007	2006	2005
Cash flow from operating activities	9,735	8,457	9,106
Less			
Strategic restructuring costs	–	24	81
Add			
Current capital expenditures	–5,165	–5,672	–4,859
Accrued interest	–62	–37	34
Cash flow from current operations as shown in the Operating cash flow statement	**4,508**	**2,772**	**4,362**

CASH FLOW FROM INVESTING ACTIVITIES

SEKm	2007	2006	2005
Cash flow from investing activities	–8,472	–7,999	–7,466
Less			
Current capital expenditures	5,165	5,672	4,859
Payment of loans to external parties	397	1,146	154
Add			
Strategic restructuring costs	–	–24	–81
Net debt in acquired and discontinued operations excl. cash and cash equivalents	–107	–	–37
Investments financed via leasing	–18	–29	–23
Cash flow from strategic investments, restructuring costs and divestments according to Operating cash flow statement	**–3,035**	**–1,234**	**–2,594**

CASH FLOW FOR THE YEAR

SEKm	2007	2006	2005
Cash flow for the year	1,394	–4	–1,974
Less			
Payment of loans to external parties	397	1,146	154
Amortization of debt	–	–	1,149
Loans raised	–3,015	–2,084	–
Add			
Net debt in acquired and discontinued operations excl. cash and cash equivalents	–107	–	–37
Accrued interest	–62	–37	34
Investments through finance leases	–18	–29	–23
Net cash flow according to Operating cash flow statement	**–1,411**	**–1,008**	**–697**

Financial statements, Parent Company

INCOME STATEMENT

SEKm	Note	2007	2006
Operating income		**142**	**97**
Operating expenses			
Other external costs	33	–215	–154
Employee benefit costs	34	–287	–176
Depreciation of tangible and intangible fixed assets	35	–48	–46
Other operating expenses, net		–105	–61
Total operating expenses		**–655**	**–437**
Operating profit		**–513**	**–340**
Financial items	36		
Income from participations in Group companies		1,686	1,669
Income from participations in other companies		5	10
Interest received and similar income		273	226
Interest paid and similar charges		–1,869	–1,167
Total financial items		**95**	**738**
PROFIT AFTER FINANCIAL ITEMS		**–418**	**398**
Appropriations	37	–4	–4
Taxes	38	605	389
PROFIT FOR THE YEAR		**183**	**783**

CASH FLOW STATEMENT

SEKm	2007	2006
Operating activities		
Profit after financial items	–418	398
Adjustment for non-cash items [1]	190	152
	–228	**550**
Tax payments	–9	23
Cash flow from operating activities before changes in working capital	**–237**	**573**
Cash flow from changes in working capital		
Change in operating receivables [2]	537	903
Change in operating liabilities [2]	–464	–349
Cash flow from operating activities	**–164**	**1,127**
Investing activities		
Company acquisitions [3]	–	–2,783
Investments in fixed assets	–116	–131
Sale of financial assets	19	10
Sale of fixed assets	13	63
Cash flow from investing activities	**–84**	**–2,841**
Financing activities		
Sale of treasury shares, etc.	62	97
Loans raised	2,993	4,188
Dividend paid	–2,807	–2,571
Cash flow from financing activities	**248**	**1,714**
Cash flow for the year	**0**	**0**
Cash and cash equivalents at the beginning of the year	0	0
Cash and cash equivalents at the end of the year [4]	0	0

[1] **Adjustment for non-cash items**

	2007	2006
Depreciation of fixed assets	48	46
Change in accrued items	84	286
Unpaid relating to efficiency programme	26	–
Payments relating to efficiency programme, previously recognized as liabilities	–11	–33
Other	43	–147
TOTAL	**190**	**152**

[2] Dealings of the Parent Company with the Swedish subsidiaries relating to tax are reported as change in operating receivables and operating liabilities respectively.

[3] Acquisitions made from other SCA company.

[4] The company's current account is a subsidiary account and is reported in the balance sheet as receivables from subsidiaries.

Supplementary disclosures

Interest and dividends paid and received	2007	2006
Dividends received	1,686	1,669
Interest paid	–1,634	–952
Interest received	300	183
TOTAL	**352**	**900**

BALANCE SHEET

SEKm	Note	31/12/2007	31/12/2006
ASSETS			
Fixed assets			
Intangible fixed assets	39		
Capitalized expenditure for development costs		5	11
		5	**11**
Tangible fixed assets	40		
Buildings and land		6,203	6,128
Machinery and equipment		2	1
		6,205	**6,129**
Financial assets			
Shares and participations	41	56,668	56,682
Interest-bearing receivables		120	132
Interest-bearing receivables from subsidiaries		5,788	5,532
		62,576	**62,346**
Total fixed assets		**68,786**	**68,486**
Current assets			
Receivables from subsidiaries	42	1,447	1,287
Tax assets	38	18	8
Other current receivables	43	139	179
Cash and bank balances		0	0
Total current assets		**1,604**	**1,474**
TOTAL ASSETS		**70,390**	**69,960**

SEKm	Note	31/12/2007	31/12/2006
EQUITY, PROVISIONS AND LIABILITIES			
Equity	44		
Share capital		2,350	2,350
Statutory reserve		7,283	7,283
Revaluation reserve		1,363	1,363
Total restricted equity		**10,996**	**10,996**
Retained earnings		9,313	11,147
Profit for the year		183	783
Total unrestricted equity		**9,496**	**11,930**
Total equity		**20,492**	**22,926**
Untaxed reserves	37	**128**	**124**
Provisions			
Provisions for taxes	38	980	1,242
Provisions for pensions	45	341	321
Other provisions	46	9	12
Total provisions		**1,330**	**1,575**
Long-term liabilities			
Other long-term liabilities		0	0
Total long-term liabilities		**0**	**0**
Current liabilities			
Liabilities to subsidiaries	42	48,279	45,231
Account payables		22	34
Other current liabilities	47	139	70
Total current liabilities		**48,440**	**45,335**
TOTAL EQUITY, PROVISIONS AND LIABILITIES		**70,390**	**69,960**
Contingent liabilities	48	41,993	37,045
Pledged assets	49	622	631

CHANGE IN EQUITY (NOTE 44)

SEKm	Share capital	Statutory reserve	Revaluation reserve	Profit brought forward and profit for the year	Total equity
Equity at 31 Dec. 2005	**2,350**	**7,283**	**1,363**	**13,905**	**24,901**
Group contributions				–406	–406
Tax effect of Group contributions				114	114
Total changes not recognized in the income statement	**0**	**0**	**0**	**–292**	**–292**
Profit for the year				783	783
Dividend, SEK 3:57 per share				–2,571	–2,571
Sale of treasury shares				105	105
Equity at 31 Dec. 2006	**2,350**	**7,283**	**1,363**	**11,930**	**22,926**
Group contributions				177	177
Tax effect of Group contributions				–50	–50
Total changes not recognized in the income statement	**0**	**0**	**0**	**127**	**127**
Profit for the year				183	183
Dividend, SEK 4:00 SEK per share				–2,807	–2,807
Sale of treasury shares				63	63
Equity at 31. Dec. 2007	**2,350**	**7,283**	**1,363**	**9,496**	**20,492**


Libresse
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Contents

Notes

Notes



ACCOUNTING PRINCIPLES

The most important accounting principles applied in the preparation of this annual report are set out below. The same principles are usually applied in both the Parent Company and the Group. In some cases, the Parent Company applies principles other than those used by the Group and, in such cases, these principles are specified under a separate heading.

BASIS FOR PREPARATION

The SCA Group's financial statements are prepared in accordance with the Annual Accounts Act and International Financial Reporting Standards (IFRS)/International Accounting Standards (IAS) as adopted within the EU. (Hereinafter referred to as IFRS, unless referring to a specific standard.) The consolidated financial statements also contain additional information in accordance with the Swedish Financial Reporting Board's recommendation RR 30:06, Supplementary Accounting Rules for Groups; IAS 32 Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations applied from 2005 and prospectively. The Parent Company's financial statements are prepared in accordance with the Swedish Financial Reporting Board's recommendation RR 32:06, Reporting by Legal Entities, and the Annual Accounts Act. The accounts for both the Group and the Parent Company pertain to the financial year that ended on 31 December 2007.

SCA applies the historical cost method for measurement of assets and liabilities except for biological assets (standing forest), available-for-sale financial assets and financial assets and liabilities, including derivative instruments, measured at fair value through profit or loss. In the Parent Company, biological assets or these financial assets and liabilities are not measured at fair value.

INTRODUCTION OF NEW AND REVISED IAS/IFRS

New standards (IAS/IFRS), amendments and interpretations (IFRIC) that came into force in 2007 and have been adopted by the EU:

IFRS 7 Financial Instruments: Disclosures (effective date 1 January 2007). SCA applies this standard from 1 January 2007 and for comparative years. The standard entails increased additional disclosures with respect to financial instruments.

IAS 1 Presentation of Financial Statements – Amendment capital disclosure (effective date 1 January 2007). According to this amendment disclosures are required that make it possible to assess objectives, policy and methods for capital management. This amendment applies from 2007.

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective date 1 March 2006). The Group does not currently have operations in any countries where transition to reporting for hyperinflationary economies is required.

IFRIC 8 Scope of IFRS 2 (effective date 1 May 2006). According to IFRIC 8 the rules in IFRS 2 cover goods and services received in exchange for an equity instrument even if such goods and services, wholly or partly, cannot be specifically identified. This interpretation does not apply to the Group since this type of transaction does not occur.

IFRIC 9 Reassessment of Embedded Derivatives (effective date 1 June 2006). An embedded derivative must be separated from the host contract when the contract is entered into. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise arise, in which case reassessment is required. At this time, the Group has not identified any embedded derivatives that must be separated from the host contract and measured at fair value.

IFRIC 10 Interim Financial Reporting and Impairment (effective date 1 November 2006). Reversal of impairment losses recognized during the year on goodwill, investments in equity instruments or financial assets recognized at cost is not permitted. SCA applies this interpretation from 2007.

New standards, amendments and interpretations adopted by the EU but not yet effective and not applied in advance:

IFRS 8 Operating Segments (effective date 1 January 2009) replaces IAS 14. According to IFRS 8 segment information is reported on the basis of how management internally follows up operations. A review of the effects IFRS 8 will have on the Group's external segments will be performed in 2008. Management's assessment is that all requisite financial information is available for a possible change. Possible changes may also affect the presentation and allocation of goodwill. The Group will apply IFRS 8 from 2009.

IFRIC 11 IFRS 2 Group and Treasury Share Transactions (effective date 1 March 2007). IFRIC 11 deals with share-based transactions that comprise treasury shares or which include Group companies. The interpretation provides guidance as to how these transactions should be reported. Share-based payments according to programmes started before 7 November 2002, according to IFRS 1, do not need to be reported according to IFRS 2. The Group has chosen to apply this exception and therefore determined that the interpretation in IFRS 11 is not applicable at present.

New standards, amendments and interpretations published by IASB but either not yet effective or not yet adopted by the EU:

IFRS 2 Share-Based Payments – Amendment for Vesting Conditions and Cancellations (effective date 1 January 2009). The amendment affects the definition of vesting conditions and introduces a new term "non-vesting conditions" (conditions that are not defined as vesting conditions). Non-vesting conditions are to be taken into account when estimating the fair value of equity instruments. Goods or services received by a counterparty who meets all other vesting conditions should be recognized regardless of whether non-vesting conditions are met or not. SCA's assessment is that this amendment will not have any effect on the Group.

IFRS 3 Business Combinations – Amendment (effective date 1 July 2009). This amendment applies prospectively to acquisitions after the effective date. The amendment means that reporting of future business combinations will change among other things with regard to recognition of transaction costs, contingent consideration and successive acquisitions. This amendment only affects accounting for future transactions. SCA will apply this standard from 2010.

IAS 1 Presentation of Financial Statements – Amendment related to presentation of financial statements (effective date 1 January 2009). The amendment means that arrangement and titles of financial statements will be changed. SCA's presentation of financial statements will be affected by the change when it becomes effective.

IAS 23 Borrowing Costs – Amendment regarding capitalization of borrowing costs (effective date 1 January 2009). Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets must be included as part of the investment and capitalized. The alternative of recognizing borrowing costs as an expense no longer exists. SCA will apply this standard from 2009.

IAS 27 Consolidated and Separate Financial Statements – Amendment (effective date 1 July 2009). The amendment means that profit or loss attributable to minority shareholders must always be recognized even if this means that the minority interest is negative, that transactions with minority shareholders must always be recognized in equity and that in cases where a parent does not have control, any remaining share is remeasured at fair value. When effective this amendment will affect SCA's accounting for such transactions.

IFRIC 12 Service Concession Arrangements (effective date 1 January 2008). This interpretation provides guidance in the reporting of service arrangements between public and private sector parties. The interpretation is not applicable to SCA since no such transactions occur.

IFRIC 13 Customer Loyalty Programmes (effective date 1 July 2008). This interpretation provides guidance for reporting customer loyalty programmes. SCA will apply this interpretation from 2009.

IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction, complements IAS 19 – Employee Benefits (effective date 1 January 2008). The interpretation provides guidance on reporting the value of assets in pension plans with a surplus. SCA's assessment is that the assets which are in these plans at the present time are only marginally affected. SCA will apply the interpretation from 2008.

USE OF ASSESSMENTS

The preparation of financial statements in conformity with IFRS and generally accepted Swedish accounting principles requires assessments and assumptions to be made that affect reported asset and liability items and income and expense items respectively, as well as other information disclosed. The actual results may differ from these assessments. Areas where assumptions and assessments are significant for the Group are presented in Note 3.

CONSOLIDATED ACCOUNTS

The consolidated accounts include the accounts of the Parent Company and all group companies in accordance with the definitions below. Group companies are consolidated from the date the Group has control or influence over the company according to the definitions provided under the respective category of group company below. Divested group companies are included in the consolidated accounts until the date the Group ceases to control or exercise influence over the companies. In order to ensure consistent reporting within the Group, group companies align their reporting to comply with the Group's accounting principles. Intra-Group transactions, such as revenues, expenses, receivables and liabilities, as well as unrealized earnings and Group contributions have been eliminated.

PARENT COMPANY:

The Parent Company reports all holdings in group companies at cost after deduction for any accumulated impairment losses.

SUBSIDIARIES

All companies in which the Group holds or controls more than 50% of the votes or where the Group alone, through agreement or in another manner, exercises control, are consolidated subsidiaries. In this connection, the existence and effect of potential votes that can be exercised at the closing date are taken into account. The consolidated accounts are prepared according to the purchase method. Historical cost consists of the fair value of the assets provided as remuneration to the seller, liabilities assumed at the transfer date and expenses directly attributable to the acquisition. Equity in acquired subsidiaries is determined on the basis of measurement of the fair value of assets, liabilities and contingent liabilities on the acquisition date (acquisition analysis). The valuation is performed without taking the extent of any minority interests into account. If measurement at fair value of these assets and liabilities provides values other than the book values of the acquired company, these fair values constitute the Group's cost. If the cost of shares in subsidiaries on the acquisition date exceeds the estimated value of the Group's share of net assets in the acquired company, the difference is recognized as consolidated goodwill. If the cost is less than the finally determined value of net assets, the difference is recognized directly in the income statement.

JOINT VENTURES

Joint ventures are defined as companies in which SCA together with other parties through an agreement has shared control over operations. Joint ventures are reported according to the proportional consolidation method. Valuation of acquired assets and liabilities is done in the same way as for subsidiaries. Application of the proportional consolidation method means that the Group's percentage share of all income statement items, balance sheet items and cash flow is included in corresponding reports for the SCA Group. Income statement items and other changes recognized directly in equity by the joint ventures are also recognized directly in equity in the Group.

ASSOCIATES

Associates are companies in which the Group exercises a significant influence without the partly-owned company being a subsidiary or a joint venture. Normally, this means that the Group owns between 20 and 50% of the votes. Accounting for associates is carried out according to the equity method and they are initially measured at cost. Valuation of acquired assets and liabilities is performed in the same manner as for subsidiaries and the carrying amount for associates includes any goodwill and other Group adjustments. The Group's share of the profit after tax reported in the associate's income statement and which arose in the associate after the acquisition, is reported on one line in the consolidated income statement. Income statement items and other changes recognized directly in the associate's equity, are also recognized in the Group directly in equity. Share in profits is calculated on the basis of SCA's share of equity in the respective associate. Shares in associates are reported as a separate item in the consolidated balance sheet. The carrying amount of the shareholding changes to reflect SCA's shares in the respective associate's profit, reported both in the income statement and directly in equity, reduced by dividends received and depreciation and impairment of consolidated surplus values including goodwill. Undistributed earnings in associates are part of the Group's retained earnings. If the Group's share of any accumulated losses exceeds the cost of the shares in the company, the carrying amount is reduced to zero and recognition of future losses ceases, provided the Group is not bound by guarantees or other commitments in relation to the associate. Unrealized internal gains are eliminated against the share of gains accruing to the Group.

MINORITY INTERESTS

Minority share in a subsidiary's net assets is reported as a separate item in the Group's equity. In the consolidated income statement, minority share is included in net profit. Transactions with minority interests are handled in the same way as transactions with external parties. Sale of participations to minority interests result in a gain or loss that is recognized in the consolidated income statement. Acquisition of minority shares can result in goodwill if the cost exceeds the carrying amount of the acquired net assets.

TRANSLATION OF FOREIGN CURRENCY

FUNCTIONAL CURRENCY AND PRESENTATION CURRENCY

The companies in the Group prepare their financial reports in the currency used in the primary economic environment in which they operate. This is known as the functional currency. These reports provide the basis for the consolidated accounts. The consolidated accounts are prepared in Swedish kronor (SEK) which is the Parent Company's functional currency and therefore the presentation currency of both the Parent Company and the Group.

TRANSLATION OF FOREIGN GROUP COMPANIES

Balance sheets and income statements for all group companies whose functional currency is not the presentation currency are translated into the Group's presentation currency using the following procedures:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet,
- income and expenses for each income statement presented are translated at the average exchange rate for the respective year,
- all exchange differences that arise are reported as a separate component directly in consolidated equity.

Exchange differences arising on the financial instruments held to hedge these net assets are also taken directly to consolidated equity. When a foreign operation is disposed of, both of these exchange differences are reported in the income statement as part of the gain or loss on disposal. Goodwill and fair value adjustments that arise on acquisition of a foreign operation are treated as assets and liabilities of the operation and translated according to the same principles as the foreign operation. The financial reports of a subsidiary in a hyperinflationary country are adjusted for inflation using the price index for the country in question before these reports are included in the consolidated accounts.

TRANSACTIONS AND BALANCE SHEET ITEMS IN FOREIGN CURRENCY

Transactions in foreign currency are translated to a functional currency using the exchange rate on the transaction date. Monetary receivables and liabilities in foreign currency are remeasured at closing day rates at each balance sheet date. Exchange gains or losses that arise from such remeasurement and on payment of the transaction are recognized in the income statement, except for, in accordance with IAS 39, approved hedging transactions relating to cash flows or net investment where the gain or loss is recognized in equity. Gains and losses on operating receivables and liabilities are reported net and reported within operating profit. Gains and losses on borrowing and financial investments are reported as other financial items. Change in fair value of monetary securities issued in foreign currency and classified as financial assets available for sale is analyzed and the change attributable to changed exchange rates is reported in the income statement, while other unrealized change is reported in equity. Translation differences for non-monetary financial assets and liabilities valued at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences for non-monetary financial assets, classified as assets available for sale are taken directly to equity. Non-monetary assets and liabilities recognized at historical cost are translated at the exchange rate prevailing on the transaction date.

REVENUE RECOGNITION

Sales revenue, synonymous with net sales, comprises the fair value of the consideration received or receivable for sold goods and services within the Group's ordinary activities. The revenue is recognized when delivery to the customer has taken place according to the terms of the sale. Sales revenue is recognized exclusive of VAT and net after discounts, bonus and elimination of intra-Group sales. Other income includes compensation for sales that are not included in the Group's ordinary activities and include rental revenue, which is recognized in the period covered by the lease, royalties and similar which are recognized in accordance with the implied financial effect of the contract. Interest income is recognized in accordance with the effective interest method. Dividends received are recognized when the right to receive a dividend has been determined.

SEGMENT REPORTING

A business segment is a part of an operation that provides products and that is subject to risks and opportunities that are different from those of other business segments. Geographical segments provide products within a particular economic environment that is subject to risks and opportunities that are different from those of components operating in other economic environments. Business segments are classified as primary segments and geographical segments as secondary segments.

LEASING

Leases for non-current assets where the Group substantially carries all the risks and rewards incidental to ownership of an asset are classified as finance leases. The leased asset is recognized as a non-current asset and a corresponding financial liability is reported among interest-bearing liabilities. The initial value of these two items comprises the lower of the fair value of the assets or the present value of the minimum lease payments. Future lease payments are divided between amortization of the liability and financial expenses so that every accounting period is charged with an interest amount corresponding to a fixed interest rate on the recognized liability in each period. The leased asset is depreciated according to the same principles that apply to other assets of the same type. If it is uncertain whether the asset will be taken over at the end of the leasing period, the asset is depreciated over the lease term if this is shorter than the useful life that applies to other assets of the same type. Leases for assets where the risks and rewards incidental to ownership essentially remain with the lessor are classified as operating leases. The lease payments are recognized as an expense on a straight-line basis over the lease term.

PARENT COMPANY:

The Parent Company reports all leases as operating leases.

IMPAIRMENT LOSSES

Assets that have an indeterminable useful life are not depreciated but are annually tested for impairment. The value of depreciated assets is tested for impairment whenever there are indications that the carrying amount is possibly not recoverable. In cases where the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized on the asset down to the recoverable amount. The recoverable amount is the higher of fair value reduced by selling expenses and value in use. Fair value is the most probable price from a sale in a normally functioning market. Value in use is the present value of the estimated future cash flows that are expected to be received through use of the asset and the estimated residual value at the end of its useful life. An impairment loss recognized earlier is reversed if the reasons for the earlier impairment no longer exist. However, a reversal is not higher than the book value would have been if an impairment loss had not been recognized in previous years. When testing for impairment, the assets are grouped in cash-generating units and assessments are made on the basis of these units' future cash flows. Impairment losses on goodwill are never reversed.

TAXES

The Group's tax expense comprises deferred tax and current tax on Group companies' recognized profits during the accounting period, adjustments relating to tax for prior periods as well as other changes in deferred taxes for the period. Interests items attributable to income tax and withholding taxes deducted at source on intra-Group transactions are also reported as income tax. Deferred tax is calculated and reported on all temporary differences in accordance with the so-called balance sheet method. According to this method, deferred tax is calculated on the difference between the tax value and the carrying amount of assets and liabilities. Deferred tax assets relating to deductible temporary differences, loss carry forwards and tax credits are recognized to the extent it is probable that deductions can be made against future profit. Temporary differences primarily arise through depreciation of tangible assets, valuation of standing forest at fair value, provisions for pensions and other obligations as well as loss carry forwards. In connection with business combinations, temporary differences arise on the difference between the consolidated value of assets and liabilities and their value for tax purposes. Deferred tax is not taken into account relating to non-deductible goodwill, or relating to temporary differences that arise the first time an asset or liability is recognized, and which are not attributable to a business combination and do not affect either accounting profit or taxable profit. Deferred taxes are measured at their nominal amount and based on the tax rates enacted or substantively enacted on the balance sheet date. For items recognized in the income statement, related tax effects are also recognized in the income statement. For items recognized in equity, related tax effects are recognized in equity. Deferred taxes relating to temporary differences attributable to investments in subsidiaries and participations in joint ventures are not reported in SCA's consolidated accounts since SCA AB, in all cases, can control the time of reversal of the temporary differences and it is not considered probable that such reversal will occur in the near future.

PARENT COMPANY:

Due to the links between accounting and taxation (in Sweden), the deferred tax liability on untaxed reserves in the Parent Company is recognized in the year-end accounts as part of untaxed reserves.

INTANGIBLE ASSETS

GOODWILL

Goodwill is the amount by which the cost of an acquisition exceeds the fair value of the net assets acquired by the Group in conjunction with a company acquisition or net assets purchase. Goodwill that arises at acquisition of associates is included in the carrying amount of the associate. Goodwill is not amortized, but instead tested annually for impairment. Goodwill is recognized at cost reduced by accumulated impairment losses. Impairment losses on goodwill are not reversed. Net gains or losses from the sale of group companies include the remaining carrying amount of the goodwill attributable to the sold unit. Impairment tests are performed for cash-generating units and goodwill is therefore allocated to the cash-generating units that are expected to benefit from the acquisition from which the goodwill arose.

TRADEMARKS

Trademarks are reported at cost after any accumulated depreciation and accumulated impairments. Trademarks that are found to have an indefinite useful life are not amortized, but instead tested annually for impairment in the same manner as goodwill. The useful life is considered to be indefinite since the trademarks are well established and the Group intends to retain and develop them. Cash-generating units identified for these trademarks comprise the geographical market where the trademark exists. Trademarks with a limited useful life are amortized on a straight-line basis during their anticipated useful life, which varies between 3–7 years.

RESEARCH AND DEVELOPMENT

Research expenditure is recognized as an expense as incurred. In cases where it is difficult to separate the research phase from the development phase in a project, the entire project is treated as research and expensed immediately. Identifiable expenditure for development of new products and processes is capitalized to the extent it is expected to provide future economic benefits. In other cases, development costs are expensed as incurred. Capitalized expenditure is depreciated in a straight line from the date when the asset can start to be used or produced commercially and during the estimated useful life of the asset. The depreciation period is 5–10 years.

EMISSION RIGHTS AND COSTS FOR CARBON DIOXIDE EMISSIONS

Emission rights relating to carbon dioxide emissions are recorded as an intangible asset and as deferred income (liability) when they are received. Allowances are received free of charge and measured and reported at market value as of the day to which the allocation pertains. For allocated emission rights the reported cost and provisions for emissions amount to the market value as of the day to which the allocation pertains. For purchased emission rights the reported cost and provisions for emissions amount to the purchase price. During the year the initial liability for emission rights received is dissolved over the income statement as income in pace with carbon dioxide emissions made. This means that consumption of allocated emission rights does not normally have any effect on the income statement. A possible effect may arise if emissions rights are acquired to cover emissions in excess of the allocated emission rights or if unutilized emission rights have been sold. If the market price of emission rights on the balance sheet date is less than reported cost, any surplus emission rights that are not required to cover emissions made are written down to the market price applying on the balance sheet date. In conjunction with this the remaining part of the deferred income is recognized as income by a corresponding amount and therefore no net effect occurs in the income statement. The emissions rights are used as payment in the settlement with the state regarding liabilities for emissions. If the emission rights received do not cover emissions made, SCA makes a provision to reserves for the deficit valued at the market value on the balance sheet date. Sales of surplus emission rights are recognized as income on the settlement date.

OTHER INTANGIBLE ASSETS

Intangible assets also include patents, licenses and other rights. At acquisition of such assets, the cost of the acquisition is recognized as an asset which is amortized on a straight-line basis over the anticipated useful life which varies between 3 and 20 years.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost after deduction for accumulated depreciation and any accumulated impairment. Cost includes expenditure that can be directly attributed to the acquisition of the asset as well as transfer from equity of the gains and losses from approved cash flow hedges relating to purchases in foreign currency of property, plant and equipment. The cost of properties and production facilities included in major projects includes, unlike costs for other investments, expenditure for running-in and start-up. Expenditure for interest during the construction and assembly period are included in cost for major investment projects (> SEK 500m and > 6-month construction period). All expenditure for new investments in progress is capitalized. Additional expenditure increases the carrying amount of the asset or is reported as a separate component only when it is probable that future economic benefits associated with the asset will accrue to the Group and the cost of the asset can be measured in a reliable manner. All other forms of repair and maintenance are reported as expenses in the income statement in the period in which they are incurred. Land is regarded as having an infinite useful life and is therefore not depreciated. Depreciation of other property, plant and equipment is performed on a straight-line basis down to the estimated residual value of the asset and during the anticipated useful life of the asset. Useful lives are assessed as:

	Number of Years
Pulp and paper mills, sawmills	10–25
Converting machines, other machinery	7–18
Tools	3–10
Vehicles	4–5
Buildings	15–50
Energy plants	15–30
Computers	3–5
Office equipment	5–10
Harbours, railways	20–30
Land improvements, forest roads	10–20

The residual values and useful lives of assets are tested on a continuous basis and adjusted where required.

PARENT COMPANY:

The Parent Company's property, plant and equipment includes standing forest, which in the Group is classified as a biological asset. No systematic depreciation or changes in value in conjunction with felling is effected in the Parent Company. Collective revaluation of forest assets has occurred. The revaluation amount was placed in a revaluation reserve in equity.

BIOLOGICAL ASSETS

The Group's standing forest is defined and reported as a biological asset. Forest land and forest roads are classified as land and land improvements. The biological assets are valued and reported at fair value after deduction for estimated selling costs. The fair value of the Group's standing forest is calculated as the present value of anticipated future cash flow from the assets before tax. The calculation is based on existing, sustainable felling plans and assessments regarding growth, timber prices, felling costs and silviculture costs, including costs for statutory replanting. Environmental restrictions and other limitations are taken into account and the calculation is performed for a production cycle which SCA estimates at an average of 100 years. The discount factor is based on a normal forest company's weighted cost of capital (WACC) before tax.

PARENT COMPANY:

The Parent Company reports standing forest as property, plant and equipment at historical cost.

FINANCIAL INSTRUMENTS

Financial instruments reported in the balance sheet include cash and cash equivalents, securities, other financial receivables, trade receivable, trade payable, loans and derivatives.

RECOGNITION AND DERECOGNITION

Purchases and sales of financial instruments are recorded in the accounts on the trade date, with the exception of loan receivables, available-for-sale financial assets and other financial liabilities, all of which are recorded on the settlement date. Financial instruments are initially recognized at cost which corresponds to the fair value of the instrument including transaction costs. Financial assets are derecognized from the balance sheet when the risk and the right to receive cash flows from the instrument have ceased or been transferred to another counterparty. Financial liabilities are derecognized from the balance sheet when SCA has met its commitments or they have been otherwise extinguished. SCA reports financial instruments with a remaining maturity of less than 12 months as current assets and liabilities and those that exceed 12 months as non-current assets and liabilities. Recognition then takes place on the basis of the categories specified below.

MEASUREMENT

The fair value of financial instruments is calculated on the basis of prevailing market listings on the closing day. For financial assets and listed securities, the actual prices on the closing day are used. In the absence of market listings, SCA determines fair values with the aid of common valuation models, such as discounting of future cash flows at listed market rates of interest for the respective terms. These estimated cash flows are established based on available market information. Impairment of financial assets takes place when there is objective proof of impairment, such as cessation of an active market or where it is probable that the debtor cannot meet his commitments. For disclosures in a note relating to long-term loans, current market interest rates and an estimate of SCA's risk premium are taken into account in fair value calculations. The fair value of short-term loans and investments is considered to correspond to the book value as a change in market interest rates does not have a significant effect on market value.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as cash and bank balances as well as short-term investments with a maturity of less than three months from the acquisition date. Restricted deposits are not included in cash and cash equivalents.

CLASSIFICATION AND SUBSEQUENT RECOGNITION

Classification of financial instruments is determined on the original acquisition date, and the purpose of the transaction determines the choice of category. SCA classifies its financial instruments in the categories below.

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Assets are classified in this category when the intention is to sell in the short term. Derivatives with a positive market value are classified in this category if they are not identified as hedges and meet requirements for hedge accounting. Assets in this category are recognized continuously at fair value and changes in value are recognized in profit or loss. Only financial derivatives were classified in this category during the year.

HELD-TO-MATURITY INVESTMENTS

Held to maturity investments are defined as financial assets that are not derivatives and that have fixed or determinable payments and that SCA intends and is able to hold to maturity. Assets in this category are measured at amortized cost applying the effective interest method, which means they are accrued so that a constant return is obtained. No financial instrument was classified in this category during the year.

LOANS AND TRADE RECEIVABLES

Loans and trade receivables are financial assets, which are not derivatives, with fixed or determinable payments, that are not quoted in an active market. Receivables arise when SCA provides money, goods or services directly to another party without any intention of conducting trading in the receivables. Assets in this category are measured at amortized cost less an eventual provision for impairment. Trade receivables are reported in the amount at which they are expected to be paid, based on an individual assessment of bad debts. Any impairment of trade receivables affects SCA's operating profit.

AVAILABLE-FOR-SALE FINANCIAL ASSETS

This category includes financial assets that are not derivatives and that are designated in this category at initial recognition or that have not been classified in any other category. Assets in this category are measured continuously at fair value. Changes in value are recognized in equity. A change attributable to the change in exchange rate fluctuations, however, is reported in the income statement. When the asset is sold, the cumulative gain or loss that was recognized in equity is recognized in profit or loss.

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

This category includes derivatives with negative fair values that are not used for hedge accounting and financial liabilities held for trading. Liabilities in this category are continuously measured at fair value and changes in value are recognized in profit or loss. Only derivatives were classified in this category during the year.

FINANCIAL LIABILITIES MEASURED AT AMORTIZED COST

This category includes financial liabilities that are not held for trading. These are recognized initially at fair value, net after transaction costs, and subsequently at amortized cost according to the effective interest method.

ACCOUNTING FOR DERIVATIVES USED FOR HEDGING PURPOSES

All derivatives are initially and continuously recognized at fair value in the balance sheet. Profit and loss on remeasurement of derivatives used for hedging purposes is recognized as described below. In hedge accounting, the relationship between the hedge instrument and the hedged item is documented. Assessment of the effectiveness of the hedge is also documented, both when the transaction is initially executed and on an ongoing basis. Hedge effectiveness is the extent to which the hedging instrument offset changes in value in a hedged item's fair value or cash flow.

CASH FLOW HEDGES

Profit and loss on remeasurement of derivatives intended for cash flow hedging are recognized in equity and recycled to the income statement at the rate at which the hedged cash flow affects profit or loss. Any ineffective part of the change in value is recognized directly in profit or loss. If a hedge relationship is interrupted and cash flow is still expected, the result is recognized in equity until the cash flow affects profit or loss. If the hedge pertains to a balance sheet item, the profit or loss is transferred from equity to the asset or liability to which the hedge relates when the value of the asset or liability is determined for the first time. In cases where the forecast cash flow that forms the basis of the hedging transaction is no longer assessed as probable, the cumulative profit or loss that is recognized in equity is transferred directly to the income statement. Cash flow hedges relating to energy affect costs of raw materials and consumables. Transaction exposure's cash flow hedges affect consolidated net sales and other expenses.

HEDGES OF NET INVESTMENTS IN FOREIGN OPERATIONS

Profit and loss on remeasurement of derivatives intended to hedge SCA's net investments in foreign operations are recognized in equity. The cumulative profit or loss in equity is recognized in the income statement in the event of divestment of the foreign operation.

FAIR VALUE HEDGES

The gain or loss from remeasurement of a derivative relating to fair value hedges is recognized in the income statement with changes in fair value of the asset or liability exposed to the hedged risk. For SCA this means that long-term loans that are subject to hedge accounting are discounted without a credit spread to market interest rates and meet inherent interest-rate derivatives' discounted cash flows at the same rate. Since the entire change in value from the derivative is recognized directly in profit or loss, any ineffectiveness is recognized in the income statement.

ECONOMIC HEDGES

Where SCA conducts hedges and the transactions do not meet requirements for hedge accounting according to IAS 39, changes in fair value of the hedging instrument are recognized directly in profit or loss.

INVENTORIES

Inventories are recognized at the lower of cost and net realizable price on the balance sheet date. Cost is calculated using the first-in, first-out (FIFO) or weighted average cost formula. The cost of goods produced and segregated for specific projects is assigned by using specific identification of their individual costs. The cost of finished goods and work in progress includes raw materials, direct labour, other direct expenses and production-related overheads, based on a normal production level. Interest expenses are not included in measurement of inventories. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost for completion and sale of the item. The holding of felling rights for standing forest is valued at contract prices, which on average do not exceed the lower of net realizable value and cost.

NON-CURRENT ASSETS HELD FOR SALE

Non-current assets (and disposal groups) are classified as Non-current assets held for sale if their value, within one year, will be recovered through a sale and not through continued utilization in operations. Non-current liabilities are reclassified as described above to Non-current liabilities held for sale. On the reclassification date the assets are measured at fair value in order to identify any impairment loss. Reclassified assets are recognized at the lower of the carrying amount and fair value minus selling costs. Following reclassification, no depreciation is carried out on these assets. The Group applies IFRS 5, Non-current Assets Held for Sale, with effect from 2005 according to the transitional rules in IFRS 1 and IFRS 5. Non-current assets held for sale have previously neither been classified, recognized, nor measured in any manner other than for similar non-current assets.

PARENT COMPANY:

The Parent Company does not apply the rules in IFRS 5. Non-current assets held for sale are not reclassified and depreciation does not cease. Instead, if such assets exist, the information is disclosed.

EQUITY

Transaction costs directly relating to the issue of new shares or options are reported, net after tax, in equity as a reduction in the issue proceeds. Expenditure for the purchase of SCA's treasury shares reduces retained earnings in equity in the Parent Company and the portion of consolidated equity that pertains to Parent Company shareholders. When these are sold, the sales proceeds are included in retained earnings in the equity pertaining to Parent Company shareholders.

NOTE 1 CONTINUED

EMPLOYEE BENEFITS

PENSIONS

There are several defined contribution and defined benefit pension plans within the Group. Most of these have plan assets in separate foundations or similar institutions. The pension plans are financed mainly through payments from each Group company and the employees to insurance companies or foundations. Independent actuaries calculate the size of the obligations of each plan and revalue the obligations of the pension plans each year. A defined contribution pension plan is a plan where fixed contributions are paid to a separate legal entity. There is no obligation to pay additional contributions if the fund has insufficient assets to pay the benefits to which the employees are entitled and which are earned during current and past periods. A defined benefit pension plan is a plan where the amount of the pension benefit to be received by an employee after retirement is established. This amount is determined on the basis of factors such as salary, age and period of service. The liability recognized in the balance sheet for defined benefit pension plans is the present value of the obligation on the balance sheet date minus the fair value of the plan assets. Funded plans with net assets, i.e. plans with assets exceeding obligations, are recognized as a financial asset. The defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit Method in a manner that distributes the cost during the anticipated period of service of the employee. The obligation is valued at the present value of anticipated future cash flows using a discount rate that corresponds to the interest on first-class corporate bonds or, where these do not exist, government bonds issued in the currency in which the benefits will be paid and with a remaining maturity that is comparable to the actual pension liability. Actuarial gains and losses that arise as a result of deviations from actuarial and experience-based assumptions and a different return on plan assets than expected, are recognized directly in equity in the period in which they arise. The total cost relating to defined benefit plans is divided between personnel costs and financial expenses. Financial expenses are calculated from the net value of each plan at the beginning of the year and the discount factor decided for each country. The Group's payments relating to defined contribution plans are recognized as an expense during the period the employees carry out the service to which the payment relates. Prepaid contributions are only recognized as an asset to the extent the Group is entitled to a repayment or reduction of future payments. Past service costs are recognized directly in the income statement unless changes in the pension plan are subject to employees remaining in service for a specific, stated period. In such cases, the cost is allocated on a straight-line basis over this period. A special payroll tax (corresponding to contributions) is calculated on the difference between the pension cost determined according to IAS 19 and the pension cost determined according to the rules applied in the legal entity. Payroll tax is recognized as an expense in the income statement except with regard to actuarial gains and losses where the payroll tax, like the actuarial gains and losses, is recognized directly in equity.

PARENT COMPANY:

The Parent Company applies the regulations in "Tryggandelagen" (Swedish act safeguarding pension obligations). Accounting complies with FAR SRS's (The institute for the accountancy profession in Sweden) accounting recommendation No. 4, Accounting for pension liabilities and pension costs. The main difference compared with IAS 19 is that Swedish practice disregards future increases in salaries and pensions when calculating the present value of the pension obligation. This present value includes, however, a special reserve for future payments of pension supplements indexed for inflation. Both defined contribution and defined benefit plans exist in the Parent Company.

OTHER POST-RETIREMENT BENEFITS

Some Group companies provide post-retirement health care benefits. The obligation and anticipated costs for these benefits are calculated and reported in a similar manner to that applying to defined benefit pension plans.

SEVERANCE PAY

Severance pay is paid when the Group issues notice to an employee prior to the retirement date or when an employee voluntarily accepts retirement in exchange for such compensation. Severance pay is recognized as an expense when the Group has an obligation to compensate employees whose employment was terminated early.

EMPLOYEE STOCK OPTION PROGRAMMES

The Group has two outstanding employee stock option programmes. In the case of both programmes, allocation of options was made prior to 7 November 2002. In accordance with the exemption rules in IFRS 1, the Group has chosen not to apply the rules in IFRS 2, Share-based Payments, with regard to personnel expenses and equity effects when accounting for these programmes. The cost of the employee stock options programmes, i.e. social security costs, are taken to the income statement continuously as personnel expenses. The costs for social security contributions in conjunction with exercising options are hedged against a rise in the price of SCA shares.

PROVISIONS

Provisions are recognized when the Group has, or can be considered to have, an obligation as the result of events that have occurred and it is probable that payments will be required to fulfil the obligation. In addition, it must be possible to make a reliable estimate of the amount to be paid. Provisions for restructuring measures are made when a detailed, formal plan for the measures exists and well-founded expectations have been created among those who will be affected by the measures. Assessed costs for discontinuing an operation and restoration of an area are capitalized as part of the initial cost of each asset and depreciated. The capitalized amount comprises the discounted present value of the anticipated future expenditure for the restoration. The undertaking linked to the restoration is recognized as a provision and change in value over time is recognized, on an ongoing basis, as an interest expense in the income statement. Provisions are made for environmental activities related to past operations, and which do not contribute to present or future income, when it is probable that payment liability will arise and the amount can be estimated with reasonable accuracy.

GOVERNMENT GRANTS

Government grants are recognized at fair value when there is reasonable assurance the grants will be received and that the Group will comply with the conditions attached to them. Government grants related to acquisition of assets are recognized in the balance sheet by the grant reducing the carrying amount of the asset. Government grants received as compensation for costs are accrued and recognized in the income statement during the same period as the costs. If the government grant or assistance is neither related to the acquisition of assets nor to compensation for costs, the grant is recognized as other income.



FINANCIAL RISK MANAGEMENT

SCA's operations expose the company to financial risks such as market, liquidity and credit risk. Market risk includes currency, price and interest rate risk. The Group's financial policy is established by the SCA Group's Board of Directors and constitutes a framework of guidelines for SCA's financial operations and rules for financial risk management. The policy is reviewed on a regular basis. The Group's financial risks are documented and followed up to ensure compliance with the financial policy.

SCA's financial risk management is centralized to capitalize on economies of scale and synergy effects and to minimize operational risks. The central treasury function is responsible for the Group's borrowing, currency and interest rate risk management, and serves as an internal bank for the Group's financial transactions. In addition to ensuring that the Group has secure financing, financial transactions are executed for the purpose of managing the Group's financial risks.

OBJECTIVES AND POLICIES FOR SCA'S FINANCIAL RISK MANAGEMENT

MARKET RISK

CURRENCY RISK

Transaction exposure

The Group companies have export revenues and import costs in many different currencies. This currency risk is called transaction exposure and it affects the Group's operating profit in the event of currency fluctuations. SCA's financial policy provides guidelines for managing the Group's transaction exposure. One requirement is that the subsidiaries' booked trade receivables and payables in different currencies are hedged against their functional currency. The central treasury function has the possibility to hedge the Group's total transaction exposure between 0 and 18 months.

If Group companies have contractual commitments relating to future payments for non-current assets in foreign currency, the cost of these non-current assets can be hedged up to 100%.

Translation exposure

SCA reports consolidated income statement and balance sheet in Swedish kronor (SEK). Since most of the Group's subsidiaries report in other currencies, SCA's consolidated earnings and equity are exposed to exchange rate fluctuations. This currency risk is called translation exposure. Anticipated future earnings of foreign subsidiaries are not hedged. For translation exposure associated with net investments in foreign subsidiaries, it is SCA's policy to hedge a sufficient proportion so that the Group's consolidated debt/equity ratio is not affected by exchange rate fluctuations. This is achieved by financing a certain portion of capital employed in foreign currencies with loans and derivatives in corresponding currencies. The optimal degree of matching depends on the Group's current consolidated debt/equity ratio. At the same time, tax considerations will also affect the capital structure for different countries. This means that the debt/equity ratio in different countries may deviate from the Group's consolidated debt/equity ratio.

PRICE RISK

Energy price risk

Due to its energy intensive operations, SCA is exposed to risks relating to changes in the price of energy, particularly gas and electricity. When the energy price risk is not hedged, price changes in the energy market have a direct impact on the Group's operating profit. SCA's energy price policy forms a framework of guidelines for managing energy price risk. The aim is to effect price hedging via suppliers and financial counterparties, in order to reduce earnings volatility and achieve competitive energy costs. Hedging of the price risk is permitted up to 36 months.

Other price risk

SCA is exposed to price risk through its holdings in shares, funds (see Note 19) and share swap agreements. The latter are intended to hedge employee option programmes (see Note 7).

INTEREST RATE RISK

SCA is directly affected by interest rate fluctuations via changed net interest as well as indirectly by the effect of interest rate levels on the economy in general. SCA's policy is to borrow with short-term interest rates since it is SCA's opinion that this results in lower interest expense over time. The central treasury function is responsible for identifying and managing the interest rate exposure. The average term for interest rates per currency should be 3–15 months.

LIQUIDITY AND REFINANCING RISKS

Due to its capital intensive operations and the chosen capital structure, SCA has to manage a significant nominal debt. Liquidity and refinancing risk is the risk that SCA is unable to meet its payment obligations as a result of insufficient liquidity or difficulty in raising external loans. SCA applies a centralized approach to the Group's financing whereby as much external borrowing as possible is conducted by the central treasury function. Subsidiary borrowing can take place, however, where it is advantageous or necessary due to SCA's structure and geographic spread. Examples of this are liabilities in acquired companies, finance leases, overdraft facilities and loans in countries where regulations and taxes make central financing impossible or uneconomical.

SCA limits its refinancing risk by having a good distribution for the maturity profile of its gross debt. According to SCA's financial policy, the gross debt's average maturity must exceed three years. This also includes committed credit lines to cover short-term borrowing. Also, financial readiness must be maintained in the form of a liquidity reserve consisting of centrally available liquidity and committed credit lines totalling at least 10% of the Group's forecasted annual sales. Since the Group is a net borrower, the policy is that surplus liquidity should be used to amortize external liabilities.

SCA's loan documentation contains clauses that are standard for European companies with an investment grade rating. SCA's policy is not to enter into any undertakings that give the lender the right to cancel a loan as a direct result of changed financial ratios.

CREDIT RISK

FINANCIAL CREDIT RISK

Financial risk management involves exposure to credit risks. This exposure arises from the investment of liquidity, in some lease transactions (see Note 31) and through claims on banks and other counterparties that arise through derivative instruments. SCA's financial policy contains a special counterparty regulation by which maximum credit exposure for different counterparties is stipulated. One objective is that counterparties must have a minimum credit rating of A– from Standard & Poor's or an equivalent rating from Moody's.

Credit exposure in derivative instruments is determined as market value plus an additional amount based on credit risk factors, which reflect the risk of increased exposure due to market fluctuations.

CREDIT RISK IN TRADE RECEIVABLES

The risk that customers cannot meet their obligations, i.e. that SCA will not receive payment for its trade receivables, constitutes a credit risk. SCA applies proactive credit checks on new and existing customers, where information about customers' financial position is regularly obtained from various credit rating companies. On the basis of this analysis, a credit limit is set per customer which is followed up at least once a year.

In the Personal Care and Tissue business areas, the risk of credit losses is limited by credit insurance of certain major trade receivables. The Packaging and Forest Products business areas do not use customer credit insurance.

FINANCIAL RISK MANAGEMENT DURING THE YEAR

MARKET RISK

CURRENCY RISK

Long-term currency sensitivity

A breakdown of the Group's net sales and operating expenses in different currencies provides a picture of the Group's long-term currency sensitivity. The main exposure is in EUR, USD, GBP and SEK. The imbalance between sales and expenses in SEK is due to the fact that the Swedish operation's exports are invoiced to great extent in foreign currencies.

Net sales and operating expenses by currency

Currency	Sales %	Expenses %	Operating profit SEKm	Closing rate 31 Dec. 2007	Average rate 2007
EUR	47	47	4,392	9.46390	9.24517
USD	12	15	–1,008	6.4600	6.7502
GBP	12	11	2,311	12.89090	13.50730
SEK	9	12	–1,586		
DKK	3	2	1,060	1.26953	1.24115
MXN	2	2	260	0.59432	0.61795
AUD	2	1	1,069	5.64927	5.65854
NOK	1	0	980	1.18652	1.15478
Other	12	10	2,669		
TOTAL	**100**	**100**	**10,147**		

Transaction exposure

The forecasted currency transaction flows after net calculations of opposite flows in the same currencies, amounts to SEK 10,182m (9,983; 8,621) on a 12-month basis. The table below shows a forecast of currency flows for 2008 as well as outstanding hedging positions at year-end 2007. The forecasted flows are expected to occur consistently over time.

Outstanding hedging positions consist of forward contracts with a net market value of SEK –13m (32; 15). In 2007, the hedging positions had a total impact on the Group's operating profit of SEK –5m (146; –237). At year-end, 3.0 (1.9; 4.8) months were hedged net against SEK.

Hedging of the forecasted currency flow relating to the cost of non-current assets had a net market value of SEK –2m (–17; 13) at year-end. In 2007, the cost of non-current assets increased by SEK 2m (5; –24).

Transaction exposure

	2008	31 Dec. 2007		2007	31 Dec. 2006		2006	31 Dec. 2005	
Currency	Forecast flows[1] SEKm/year	Total hedged volume[2] SEKm	No. of hedged months	Forecast flows[1] SEKm/year	Total hedged volume[2] SEKm	No. of hedged months	Forecast flows[1] SEKm/year	Total hedged volume[2] SEKm	No. of hedged months
GBP	2,404	688	3.4	2,961	455	1.8	2,750	683	3.0
EUR	1,928	1,082	6.7	2,125	683	3.9	1,766	1,784	12.1
DKK	1,397	257	2.2	805	98	1.5	469	157	4.0
AUD	995	–	–	808	83	1.2	798	69	1.0
NOK	770	288	4.5	779	124	1.9	852	170	2.4
PLN	642	21	0.4	201	28	1.7	292	34	1.4
CAD	626	13	0.2	449	107	2.8	548	166	3.6
CHF	472	65	1.6	497	64	1.6	506	65	1.5
USD	–448	68	–1.8	–117	–155	15.9	–1,201	–213	2.1
Other	1,396	103	0.9	1,475	103	0.8	1,841	525	3.4
SEK	–10,182	–2,585	3.0	–9,983	–1,590	1.9	–8,621	–3,440	4.8

[1] + = currency inflows, – = currency outflows

[2] + = sold currency flows, – = purchased currency flows

 CONTINUED

Financing of capital employed by currency

Currency	2007 Capital employed SEKm	2007 Net debt SEKm	2007 Financing, %	2006 Capital employed SEKm	2006 Net debt SEKm	2006 Financing, %	2005 Capital employed SEKm	2005 Net debt SEKm	2005 Financing, %
EUR	34,847	14,483	42	32,029	12,337	39	31,502	11,513	37
GBP	9,895	1,884	19	10,722	4,389	41	11,587	5,473	47
USD	6,890	1,706	25	10,475	4,983	48	11,985	6,630	55
MXN	3,376	1,564	46	3,469	1,417	41	3,940	1,749	44
AUD	2,555	992	39	2,500	983	39	2,868	1,302	45
DKK	2,124	1,140	54	2,024	1,024	51	2,004	1,054	53
NZD	1,697	599	35	1,577	618	39	1,767	457	26
PLN	1,158	661	57	597	406	68	304	115	38
COP	1,059	382	36	1,017	399	39	1,089	361	33
CNY	1,006	104	10	804	43	5	698	38	5
MYR	891	173	19	865	73	8	906	101	11
SKK	786	216	27	746	310	42	692	475	69
RUB	747	543	73	540	376	70	406	144	35
CAD	672	124	18	612	130	21	668	135	20
CZK	508	116	23	450	156	35	432	121	28
Other	2,157	1,181	55	2,006	681	34	2,048	692	34
Total currency	**70,368**	**25,868**	**37**	**70,433**	**28,325**	**40**	**72,896**	**30,360**	**42**
SEK	31,279	11,500		24,929	8,074		24,040	9,466	
TOTAL	**101,647**	**37,368**		**95,362**	**36,399**		**96,936**	**39,826**	

Financing of capital employed

Capital employed in foreign currency as of 31 December 2007 amounted to SEK 70,368m (70,433; 72,896). Distribution by currency is shown in the table above.

At year-end, capital employed was financed in the amount of SEK 25,868m (28,325; 30,360) in foreign currency, which is equivalent to a total matching ratio of 37% (40; 42). Matching is achieved through existing external net debt per currency by taking derivatives into account.

Translation exposure

In order to achieve the desired hedging level for foreign capital employed, SCA has hedged the net assets in a number of selected legal entities. In total, hedging positions affected equity in 2007 by SEK 386m (–352; 567). This result is largely due to hedges of negative net assets in EUR. During the year SEK 25m was transferred from equity to the income statement due to the divestment of the packaging operations in the US. The total market value of outstanding hedging transactions at year-end was SEK 165m (–201; –145). In total at year-end, SCA hedged negative net assets outside Sweden amounting to SEK 3,462m, net, with forward contracts. SCA's total foreign net investment at year-end amounted to SEK 39,967m.

Hedging of net investments outside Sweden

Currency	2007 Hedged net investment SEKm	2007 Total hedged volume[1] SEKm	2006 Hedged net investment SEKm	2006 Total hedged volume[1] SEKm	2005 Hedged net investment SEKm	2005 Total hedged volume[1] SEKm
EUR	–5,414	5,414	–7,654	7,654	–16,322	16,322
AUD	–963	963	–926	926	–880	880
DKK	–602	602	–1,339	1,339	–1,394	1,394
CAD	301	–301	270	–270	–	–
USD	404	–404	469	–469	1,470	–1,470
MXN	618	–618	659	–659	–104	104
NZD	522	–522	845	–845	703	–703
GBP	1,359	–1,359	1,646	–1,646	2,468	–2,468
Other	313	–313	336	–336	256	–256
TOTAL	**–3,462**	**3,462**	**–5,694**	**5,694**	**–13,803**	**13,803**

[1] + = investment, – = loan

PRICE RISK

Energy price hedges

In 2007, SCA purchased approximately 7 TWh (6; 6) of electricity and approximately 10 TWh (13; 13) of natural gas. The change in volume of electricity and gas during 2007 is mainly attributable to reclassification of gas exposure to electricity and thermal exposure. The total energy consumption for SCA is largely unchanged.

SCA hedges part of the price risk via supply contracts and has in 2007 concluded a long-term supply agreement, with fixed prices for the Swedish electricity market, which will start in 2009. In energy markets with liquid spot trading and well-developed derivative trading, SCA also uses financial instruments for price hedging. At present, SCA uses financial instruments in the Swedish, Danish and New Zealand electricity markets as well as in the German, Dutch and British natural gas markets.

At year-end, SCA had 2.1 TWh (0.7; 0.2) of energy derivatives outstanding, with a market value of SEK 37m (–17; 24).

INTEREST RATE RISK

SCA seeks to achieve a good spread of its interest due dates in order to avoid large volumes of renewals at the same time. In order to achieve the desired currency balance and fixed-interest period, SCA uses financial derivatives. The average fixed-interest period for the interest-bearing gross debt, including derivatives, was 5.3 months (5.3; 6.0) at year-end. The average interest rate for the total outstanding net debt, including derivatives, amounted to 5.85% (4.96; 4.13) at year-end.

SENSITIVITY ANALYSIS MARKET RISK

Sensitivity analysis calculations have been performed on the financial instruments' risk to which SCA was exposed as at 31 December 2007 using assumptions on market fluctuations that are regarded as reasonably possible in one year's time.

Currency risk

If the Swedish krona unilaterally had weakened/strengthened by 5% against all currencies, outstanding financial hedges as well as trade payables and trade receivables would have increased/decreased profit for the year before tax by SEK 43m (–4).

Currency hedges relating to the cost of non-current assets would, if the Swedish krona unilaterally had weakened/strengthened by 5%, have increased/decreased equity by SEK 6m (28).

SCA's external loans in foreign currency would, if the Swedish krona had weakened/strengthened by 5% against all currencies, have increased/decreased the Group's financial expenses by SEK 1,293m (1,416). For the Group, however, the earnings impact would be insignificant since translation of internal loans and investments would have, largely, the opposite effect.

Price risk

If the stock market had risen/fallen by 15%, all other variables being unchanged, and the Group's shareholdings changed in accordance with the stock market, profit for the year before tax would have increased/decreased by SEK 15m (16) and equity would have increased/decreased by SEK 193m (182).

If energy prices had increased/decreased by 20% outstanding financial hedges relating to natural gas and electricity, all other things being equal, would have decreased/increased energy costs for the year by SEK 90m (28). Equity would have increased/decreased by SEK 38m (0). The total energy cost for the Group, however, would have been affected considerably more taking supply contracts price risk into account.

Interest rate risk

If interest rate levels had been 1 percentage point higher/lower, with unchanged fixed interest term and volume in the net debt, interest expenses for the year would have been SEK 209m (203) higher/lower.

LIQUIDITY AND REFINANCING RISK

SCA's financing is mainly secured by bank loans, bond issues and through issuance of commercial paper. Loans from multilateral development banks are also used. For issuing bonds in the European capital market, SCA has a Euro Medium Term Note (EMTN) programme with a programme size of EUR 2,000m (SEK 18,928m). As of 31 December 2007 a nominal SEK 10,425m (15,464; 9,396) was outstanding with a remaining maturity of 3.8 years (2.9; 3.1). SCA also utilizes bond markets outside Europe and in 2003 issued a bond in the US of USD 450m (SEK 2,907m). For further information, see Note 26. SCA's short-term borrowing programme comprises a Swedish and a Belgian commercial paper programme.

Commercial paper programme

	Size	Nominal SEKm	Utilized SEKm
Swedish	SEK 15,000m	15,000	13,056
Belgian	EUR 400m	3,786	2,421
TOTAL		**18,786**	**15,477**

SCA's financing is secured in part through medium-term credit facilities syndicated among first-class banks. With these as protection against refinancing risk, SCA uses short-term borrowing under market programmes to the extent this provides a lower total financing cost.

To limit the refinancing risk and maintain a liquidity reserve, SCA has two syndicated bank facilities. SCA also has committed bilateral bank credit facilities of SEK 5,000m.

Credit facilities and liquidity reserve

	Nominal	Nominal SEKm	Adjusted maturity profile SEKm	Liquidity reserve SEKm
Syndicated credit facility EUR 1,200m				
Maturity (2010)	EUR 60 m	568	–	568
Maturity (2011)	EUR 35 m	331	–	331
Maturity (2012)	EUR 555 m	5,253	–	5,253
Maturity (2012)	EUR 550 m	5,205	5,205	–
Syndicated credit facility EUR 1,000m				
Maturity (2014)	EUR 1,000 m	9,464	9,464	–
Bilateral credit commitments*	SEK 5,000 m	5,000	–	5,000
TOTAL		**25,821**	**14,669**	**11,152**
Centrally available cash and cash equivalents**				1,110
LIQUIDITY RESERVE				**12,262**

* Primarily one-year with extension option.

** Cash and cash equivalents in subsidiaries amounted to SEK 1,913m.

On 31 December 2007, the interest-bearing gross debt amounted to SEK 42,190m (38,389; 38,828). After additions for accrued interest expense and deductions for non-current and current financial receivables, net pension provisions and cash and cash equivalents, the net debt was SEK 37,368m (36,399; 39,826).

The weighted average maturity of interest-bearing gross debt at year-end was 4.2 years (3.7; 3.8), taking contracted credit commitments into account. The remaining unutilized credit commitments with a remaining maturity of 2.4 years (0.9; 1.3) and centrally available funds amounted to SEK 12,262m (10,163; 10,497) at year-end and comprised the Group's liquidity reserve. The liquidity reserve corresponded to 12% (10; 11) of SCA's sales in 2007.

The table below shows the maturity profile of the gross debt broken down by funding sources and credit commitments used to cover short-term borrowing. The adjusted maturity profile shows the Group's total refinancing risk.

SCA's funding sources and maturity profile

SEKm	2008	2009	2010	2011	2012	2013	2014–	Total
Commercial paper & short-term bank loans	15,477	–	–	–	–	–	–	15,477
Finance leases	146	1,130	34	31	31	18	28	1,418
Bond issues	–	–	2,000	6,625	–	–	4,908	13,533
Other loans	6,562	890	764	524	1,079	708	1,478	12,005
TOTAL	**22,185**	**2,020**	**2,798**	**7,180**	**1,110**	**726**	**6,414**	**42,433**
Credit facilities covering short-term borrowing	–14,669	–	–	–	5,205	–	9,464	–
ADJUSTED MATURITY PROFILE	**7,516**	**2,020**	**2,798**	**7,180**	**6,315**	**726**	**15,878**	**42,433**

The table below shows the Group's financial liabilities including interest payments, net settled derivatives that constitute financial liabilities and negative cash flows from gross settled derivatives.

Liquidity risk

	31 Dec. 2007			31 Dec. 2006		
SEKm	**<1 yr**	**1–5 yrs**	**>5 yrs**	**<1 yr**	**1–5 yrs**	**>5 yrs**
Loans including interest	22,722	15,719	7,677	22,487	13,491	5,940
Net settled derivatives	327	309	341	259	92	346
Share swaps	1	–	–	–	–	–
Electricity derivatives	3	1	0	20	–	–
Trade payables	12,744	782	–	11,670	662	–
TOTAL	**35,797**	**16,811**	**8,018**	**34,436**	**14,245**	**6,286**
Gross settled derivatives	20,772	317	–	23,283	495	34

The gross settled derivatives have, largely, corresponding positive cash flows and therefore in SCA's opinion do not constitute any real liquidity risk.

 CONTINUED

CREDIT RISK

FINANCIAL CREDIT RISK

SCA endeavours to use standardized agreements which, in countries where this is possible, allow legal right to do net calculation of receivables and liabilities. Even if continuous payment set-offs on outstanding receivables and liabilities in derivative instruments do not take place, the right of set-off in the event of a counterparty's bankruptcy means that SCA measures this credit risk as a net amount.

As of 31 December 2007, the credit risk associated with financial cash instruments amounted to SEK 8,938m (7,733; 8,923), of which SEK 7,637m (7,451; 8,567) was attributable to leasing transactions (see Note 31). Credit exposure associated with derivative instruments was SEK 2,395m (3,181; 2,990). Of the total credit risk SEK 11,243m (10,813; 11,869) was with counterparties with at least an AA rating from a rating institute. During the year there were no impairment losses relating to financial assets.

CREDIT RISK IN TRADE RECEIVABLES

Trade receivables are reported in the amounts expected to be received based on individual assessments of trade receivables. Customers within the Personal Care and Tissue business areas are mainly large retail companies and distributors. The ten largest customers accounted for 20% (19; 20) of these business areas' outstanding trade receivables as at 31 December 2007. Packaging has a large number of customers. The ten largest customers accounted for 10% (7; 9) of the business area's outstanding trade receivables at year-end. Forest Products' customers are mainly newspaper and magazine publishers. At year-end 2007, the ten largest customers represented 15 % (18; 17) of the business area's trade receivables.

DERIVATIVES

Below is a table showing all the derivatives that affected the Group's balance sheet and income statement as of 31 December 2007.

Total outstanding derivatives

	2007			2006			2005		
SEKm	**Nominal**	**Asset**	**Liability**	**Nominal**	**Asset**	**Liability**	**Nominal**	**Asset**	**Liability**
Currency derivatives [1]	21,180	138	224	24,625	238	162	22,151	112	323
Interest-rate derivatives	13,856	141	360	23,955	254	432	19,923	470	482
Commodity derivatives	638	41	4	157	3	20	302	49	25
Equity derivatives	100	10	1	104	12	–	107	11	11
TOTAL	**35,774**	**330**	**589**	**48,841**	**507**	**614**	**42,483**	**642**	**841**

[1] Nominal SEK 45,498m (66,381; 70,657) is outstanding before the right of set-off.

HEDGING RESERVE IN EQUITY

Currency derivatives relating to hedging of commercial transaction exposure mostly mature during the first quarter of 2008. Before the end of the second quarter, all derivatives in the hedging reserve at year-end 2007 will be realized. With unchanged exchange rates, profit after tax will be affected positively by SEK 1m (10; 15). Currency derivatives relating to hedging of the cost of non-current assets have a maturity spread until the end of May 2009. With unchanged exchange rates, the cost of non-current assets will increase by SEK 1m (5; –8) after tax.

The derivatives intended to hedge energy costs in the Group mostly mature during the first three quarters of 2008. A small part will be realized later during the period until year-end 2013. With unchanged prices, the Group's profit after tax will be affected positively by SEK 26m (–8; 0).

Outstanding derivatives with hedge accounting [1]

	2007			2006			2005		
SEKm	**Asset**	**Liability**	**Hedge reserve after tax**	**Asset**	**Liability**	**Hedge reserve after tax**	**Asset**	**Liability**	**Hedge reserve after tax**
Cash flow hedges									
Transaction exposure									
Commercial transaction exposure	7	5	1	15	1	10	24	3	15
Investments	2	4	–1	0	17	–5	16	5	8
Energy	39	2	26	0	11	–8	0	0	0
Hedging of net investments in foreign entities [2]	231	66		98	299		42	187	
Fair value hedges									
Interest-rate risk in financing	147	344		239	413		405	387	
TOTAL	**426**	**421**	**26**	**352**	**741**	**–3**	**487**	**582**	**23**

[1] Outstanding derivatives with hedge accounting are included in the table Total outstanding derivatives.

[2] Pertains to derivatives before right of set-off.

FINANCIAL INSTRUMENTS BY CATEGORY

Accounting principles for financial instruments have been applied to the balance sheet items below.

31 December 2007

SEKm	Loans and receivables	Financial assets at fair value through profit or loss	Derivatives used for hedge accounting	Available-for-sale financial assets	Total
Assets in the balance sheet					
Non-current financial assets	82	1	147	1,296	**1,526**
Other non-current assets	–	3	3	–	**6**
Trade receivables	16,821	–	–	–	**16,821**
Other current receivables	–	39	45	–	**84**
Current financial assets	274	90	2	–	**366**
Cash and cash equivalents	3,023	–	–	–	**3,023**
TOTAL	**20,200**	**133**	**197**	**1,296**	**21,826**

	Financial liabilities at fair value through profit or loss	Derivatives used for hedge accounting	Financial liabilities measured at amortized cost	Total
Liabilities in the balance sheet				
Non-current financial liabilities	11,789	344	8,114	**20,247**
Other non-current liabilities	2	1	–	**3**
Current financial liabilities	167	6	21,770	**21,943**
Trade payables	–	–	13,526	**13,526**
Other current liabilities	46	11	–	**57**
TOTAL	**12,004**	**362**	**43,410**	**55,776**

31 December 2006

SEKm	Loans and receivables	Financial assets at fair value through profit or loss	Derivatives used for hedge accounting	Available-for-sale financial assets	Total
Assets in the balance sheet					
Non-current financial assets	90	–	239	1,222	**1,551**
Other non-current assets	–	15	–	–	**15**
Trade receivables	15,289	–	–	–	**15,289**
Other current receivables	–	45	15	–	**60**
Current financial assets	216	192	1	–	**409**
Cash and cash equivalents	1,599	–	–	–	**1,599**
TOTAL	**17,194**	**252**	**255**	**1,222**	**18,923**

	Financial liabilities at fair value through profit or loss	Derivatives used for hedge accounting	Financial liabilities measured at amortized cost	Total
Liabilities in the balance sheet				
Non-current financial liabilities	11,226	413	5,213	**16,852**
Other non-current liabilities	16	–	–	**16**
Current financial liabilities	6,642	9	14,886	**21,537**
Trade payables	–	–	12,332	**12,332**
Other current liabilities	18	30	–48	
TOTAL	**17,902**	**452**	**32,431**	**50,785**

31 December 2005

SEKm	Loans and receivables	Financial assets at fair value through profit or loss	Derivatives used for hedge accounting	Available-for-sale financial assets	Total
Assets in the balance sheet					
Non-current financial assets	130	12	405	1,018	**1,565**
Other non-current assets	–	55	–	–	**55**
Trade receivables	15,028	–	–	–	**15,028**
Other current receivables	–	75	41	–	**116**
Current financial assets	183	54	–	–	**237**
Cash and cash equivalents	1,684	–	–	–	**1,684**
TOTAL	**17,025**	**196**	**446**	**1,018**	**18,685**

	Financial liabilities at fair value through profit or loss	Derivatives used for hedge accounting	Financial liabilities measured at amortized cost	Total
Liabilities in the balance sheet				
Non-current financial liabilities	11,676	387	6,575	**18,638**
Other non-current liabilities	55	–	–	**55**
Current financial liabilities	281	13	19,896	**20,190**
Trade payables	–	–	11,567	**11,567**
Other current liabilities	61	8	–	**69**
TOTAL	**12,073**	**408**	**38,038**	**50,519**

Other liabilities and receivables in the balance sheet include items other than financial instruments, which means that these lines above are not fully reconcilable.



KEY ASSESSMENTS AND ASSUMPTIONS

Preparation of annual accounts and application of different accounting standards are often based on management assessments or on assumptions and estimates that are regarded as reasonable under the prevailing circumstances. These assumptions and estimates are often based on historical experience but also on other factors, including expectations of future events. With other assumptions and estimates, the result may be different and the actual result will, by definition, seldom concur with the estimated result.

The assumptions and estimates that SCA considers to have the greatest impact on earnings as well as assets and liabilities are discussed below.

VALUATION OF BIOLOGICAL ASSETS

Since a market price or other comparable value does not exist for assets the size of SCA's, the biological assets, that is standing forest, are valued at the value of anticipated future cash flows.

Calculation of these cash flows is based on the felling plan from the most recent forest survey that is available. Forest surveys are updated every tenth year. The calculation is also based on assumptions with regard to growth, selling prices, costs for felling and silviculture as well as costs for replanting, which is a prerequisite for felling. These assumptions are mainly based on experience and are only changed when a change in price and cost levels is assessed as being long term. The cash flow covers a production cycle which SCA estimates to amount to an average of 100 years. The discount factor used is the cost of capital before tax (WACC, weighted average cost of capital) that is normally used in valuations of similar assets.

The consolidated value of biological assets at 31 December 2007 amounted to SEK 23,905m. For further information, see Note 14.

GOODWILL

Every year the Group examines whether there is any impairment relating to goodwill. Goodwill is divided among cash-generating units and these concur with the Group's primary segments.

The recoverable amount for the cash-generating units is decided by calculating value in use. This calculation is based on the Group's existing strategic plans. These plans are based on market-based assumptions and include anticipated future cash flows for the existing operations during the next five-year period. Cash flows beyond the five-year period are taken into account by an operating surplus multiple being applied to sustained cash flow. This multiple concurs with current market multiples for similar operations.

The discount factors used in the present value calculation of the anticipated future cash flows is the current weighted average cost of capital (WACC) established within the Group for the markets in which the cash-generating units conduct operations. Impairment testing for the year did not indicate any impairment. Goodwill for the Group at 31 December 2007 amounted to SEK 18,161m. For further information, see Note 12.

PENSIONS

Costs as well as the value of pension obligations for defined benefit pension plans are based on actuarial calculations that are based on assumptions on discount rate, anticipated return on plan assets, future salary increases, inflation and demographic conditions.

The discount rate assumption is based on high-quality fixed income investments with maturities corresponding to the Group's existing pension obligations. The funded assets include equities and bonds. The expected return on these is calculated on the basis of the assumption that the return on bonds equals the interest on a 10-year government bond and that the return on equities amounts to the same rate but with an addition for risk premium.

The Group's net defined benefit obligations and the fair value of plan assets amounted to SEK -150m (net asset) as at 31 December 2007. For further information, see Note 27.

TAXES

Deferred tax is calculated on temporary differences between the carrying amounts and the tax values of assets and liabilities. There are primarily two areas where assumptions and assessments affect recognized deferred tax. One is assumptions and assessments used to determine the carrying amounts of the different assets and liabilities. The other is assumptions and assessments related to future taxable profits, where a future utilization of deferred tax assets depends on this. As at 31 December 2007 SEK 1,042m was recognized as deferred tax assets based on such assumptions and assessments. Significant assessments and assumptions are also made regarding recognition of provisions and contingent liabilities relating to tax risks. For further information see Note 11.



ACQUISITIONS AND DIVESTMENTS

ACQUISITIONS

Acquisitions made during the year totalled SEK 4,545m including assumed net debt. The five largest acquisitions are:

Company	Operations	Acquisition date	Acquisition price[1] SEKm	Goodwill SEKm	Acquired %	Total holding after acquisition %
Procter & Gamble's (P&G) European tissue operations	Tissue	Oct. 07	3,192	653	–	–
Additional purchase price SCA Hygiene Products AG (formerly PWA)	Tissue/ Personal Care	Autumn 07	490	488	–	–
Vinda International Holdings Ltd	Tissue	March 07	338	–	20	14[2]
Fine Sancella Hygiene FZCO joint venture with Nuqul, Jordan	Personal Care	Oct. 07	134	–	50	50
Severn Timber Products Ltd	Forest Products	May 07	110	3	100	100

[1] Acquisition price pertains to purchase price including acquisition costs. Assumed net debt is not included.

[2] After stock exchange listing and simultaneous new issue.

The above acquisitions with the exception of the additional purchase price in SCA Hygiene Products AG are reported in the Board of Directors' Report under the section Acquisitions, investments and divestments (see pages 15 to 17).

ADDITIONAL PURCHASE PRICE SCA HYGIENE PRODUCTS AG

In July, a final decision was announced in the ten-year old valuation dispute between the minority shareholders of SCA Hygiene Products AG (formerly PWA) and SCA. The court decision meant that during the autumn SCA paid SEK 490m including interest as an additional purchase price and SEK 111m in retroactively increased share dividends to the minority shareholders. The additional purchase price including interest was recognized as an acquisition cost for SCA Hygiene Products AG while the retroactive dividend was reported as a dividend.

OTHER ACQUISITIONS

In addition to the companies listed above, a further some ten smaller acquisitions were made. Acquisitions for the year, excluding Procter & Gamble's European tissue operations, totalled SEK 1,256m including assumed net debt, of which SEK 735m comprises additional acquisition price or acquisition of subsidiaries, SEK 486m acquisition of associates and SEK 35m so-called net asset acquisitions.

EFFECT ON SALES AND EARNINGS OF ACQUISITIONS FOR THE YEAR

Procter & Gamble's tissue operations are consolidated with effect from 1 October 2007. Net sales of SEK 1,078m relating to the fourth quarter included sales for all facilities included in the acquisition. Operating profit amounted to SEK 62m in the fourth quarter but was affected by SCA's purchase of production from P&G from the two facilities not yet taken over. These are expected to be acquired in the first half of 2008. Since this is an acquisition of assets and liabilities, SCA does not have insight into the history of the operations taken over and therefore information what the full-year effect would have been if the acquisition had been made on 1 January 2007. SCA's assessment of net sales for 2007 amounts to approximately SEK 4,300m.

The acquisition of Severn Timber Products affected net sales for the year by SEK 120m and operating profit by SEK 11m. The acquisition of Vinda International Holding and Fine Sancella Hygiene, Jordan, had a positive impact on operating profit for the year of SEK 10m. Other acquisitions did not have any material impact on consolidated sales and earnings.

There are no plans to divest all or parts of any of the acquired operations. As described in the Directors' Report under Acquisitions, Investments and Divestments (see page 15), the Softis brand together with related patents and machines has been sold in the beginning of 2008 in accordance with the European Commission's terms for its approval of the P&G deal.

Goodwill relates to acquisition of markets, where an individual value for another asset could not be identified.

ACQUIRED OPERATIONS

The table below shows the fair value of acquired net assets, recognized goodwill and effect on the Group's cash flow statements of all acquisitions.

Preliminary acquisition balance sheet

SEKm	2007	2006	2005
Non-current assets	3,064	121	228
Operating assets	347	98	116
Cash and cash equivalents	87	85	8
Provisions	–20	–9	–23
Net debt excl. cash and cash equivalents	–174	–	–37
Operating liabilities	–67	–29	–65
Minority	10	43	56
Fair value of net assets	**3,247**	**309**	**283**
Negative goodwill, dissolved in income statement	–18	–	–
Goodwill	1,162	150	116
Acquisition price	**4,391**	**459**	**399**
Unpaid purchase price related to acquisition	–9	–75	–
Settlement of liability for purchase price for acquisition in previous year	76	24	–
Purchase price paid	**4,458**	**408**	**399**
Cash and cash equivalents in acquired companies	–87	–85	–8
Impact on consolidated cash and cash equivalents, Business Combinations (Cash flow statement)	**4,371**	**323**	**391**
Plus acquired net debt excl. cash and cash equivalents	174	–	37
Acquisition of operation incl. net debt assumed (Operating Cash Flow Statement)	**4,545**	**323**	**428**

The table below shows fair value of acquired net assets, recognized goodwill and effect on the Group's cash flow statements of the acquisition of P&G's European tissue operations.

Preliminary acquisition balance sheet Procter & Gamble

SEKm	2007
Intangible assets	818
Buildings, land, machinery and equipment	1,561
Other non-current receivables	29
Non-current assets	**2,408**
Inventories	255
Operating receivables	9
Cash and cash equivalents	2
Current assets	**266**
Assets	**2,674**
Provisions for pensions	–104
Other non-current liabilities	–6
Non-current liabilities	**–110**
Operating liabilities	–25
Current liabilities	**–25**
Liabilities	**–135**
FAIR VALUE OF NET ASSETS	**2,539**
Goodwill [1]	653
Acquisition price	**3,192**
Unpaid acquisition price related to acquisition in 2007	–5
Purchase price paid	**3,187**
Less cash and cash equivalents in acquired company	–2
Impact on consolidated cash and cash equivalents, Business combinations	**3,185**
Plus acquired net debt excl. cash and cash equivalents	104
Acquisition of operations for the year incl. assumed net debt	**3,289**

[1] Including acquisition costs amounting to SEK 145m.

ADJUSTMENT OF PRELIMINARY ACQUISITION BALANCE SHEETS

Preliminary acquisition balance sheets for acquisitions made in 2006 were adopted during the year, following final valuation of acquired assets and liabilities. This led to changes in the preliminary balance sheets as set out below in the 2007 balance sheet.

SEKm	2007
Goodwill	–23
Other non-current assets	23
Total assets	**0**

DIVESTMENTS

The US packaging operations were sold in March for SEK 2,765m including selling costs. Other divestments were CDEM in the Netherlands, Zhabei in China and Papelera Mendoza in Argentina.

SEKm	2007	2006	2005
Non-current assets	117	19	–
Operating assets	717	18	–
Cash and cash equivalents	–12	–	–
Non-current assets held for sale	2,385	–	–
Net debt excl. cash and cash equivalents	–67	–	–
Provisions	–26		
Operating liabilities	–302	–12	–
Liabilities held for sale	–55	–	–
Minority	–7	–	–
Gain on sale	28	23	1
Purchase price received	**2,778**	**48**	**1**
Less purchase price paid	–5	–	–
Less cash and cash equivalents in sold companies	12	–	–
Impact on consolidated cash and cash equivalents, Business Combinations (Cash flow statement)	**2,785**	**48**	**1**
Plus sold net debt excl. cash and cash equivalents	67	–	–
Divestment of operations during the year incl. assumed net debt (Operating cash flow statement)	**2,852**	**48**	**1**



NOTE 5 OTHER INCOME

Other income comprises income derived from activities outside the normal operations. The income may be recurrent such as sale of energy, royalties and rental income or income of a more temporary nature such as gains from the sale of non-current assets and government grants. In 2007 sales of energy amounted to SEK 546m, income from royalties to SEK 153m, rental income to SEK 46m and gains from the sale of non-current assets to SEK 75m.

NOTE 6 SEGMENT REPORTING

Primary segments – business segments

SEKm	Personal Care	Tissue	Packaging	Publication papers	Pulp, timber and solid-wood products	Other operations	Eliminations	Total Group
2007								
REVENUES								
External sales	21,945	33,277	33,239	8,714	7,896	842	0	105,913
Internal sales	156	55	489	1	2,133	494	–3,328	0
Total revenues	**22,101**	**33,332**	**33,728**	**8,715**	**10,029**	**1,336**	**–3,328**	**105,913**
RESULT								
Segment result	**2,960**	**1,724**	**2,651**	**537**	**2,333**	**–358**	**0**	**9,847**
Items affecting comparability [1]						300		300
Operating profit	**2,960**	**1,724**	**2,651**	**537**	**2,333**	**–58**	**0**	**10,147**
Interest income								193
Interest expenses								–2,103
Tax expense for the year								–1,076
Net profit for the year								**7,161**
OTHER DISCLOSURES								
Assets	13,924	45,920	36,674	8,223	33,614	4,106	–5,443	137,018
Share of equity	142	396	363	17	31			950
Unallocated assets								7,082
Total assets	**14,066**	**46,316**	**37,037**	**8,240**	**33,645**	**4,106**	**–5,443**	**145,050**
Liabilities	4,648	11,489	10,897	2,189	9,744	2,803	–5,443	36,327
Unallocated liabilities								44,444
Equity								64,279
Unallocated liabilities and equity	**4,648**	**11,489**	**10,897**	**2,189**	**9,744**	**2,803**	**–5,443**	**145,050**
Investments	–1,032	–6,466	–2,668	–378	–1,018	–2		–11,554
Depreciation	–1,011	–2,241	–1,578	–795	–533	–28		–6,186
Impairment losses	16	–1	–7					8
Unallocated impairment losses [1]						–3,542		–3,542
Income and expenses, in addition to depreciation, not matched by cash flow	0	–35	–154	–1	–395	–3,947		–4,532

SEKm	Personal Care	Tissue	Packaging	Publication papers	Pulp, timber and solid-wood products	Other operations	Eliminations	Total Group
2006								
REVENUES								
External sales	21,010	31,152	32,878	8,929	6,718	752		101,439
Internal sales	262	184	475	1	2,003	439	–3,364	0
Total revenues	**21,272**	**31,336**	**33,353**	**8,930**	**8,721**	**1,191**	**–3,364**	**101,439**
RESULT								
Segment result	**2,799**	**1,490**	**2,072**	**818**	**1,657**	**–331**	**0**	**8,505**
Items affecting comparability [1]								–
Operating profit	**2,799**	**1,490**	**2,072**	**818**	**1,657**	**–331**	**0**	**8,505**
Interest income								179
Interest expenses								–1,851
Tax expense for the year								–1,366
Net profit for the year								**5,467**
OTHER DISCLOSURES								
Assets	12,959	42,056	35,223	8,543	26,659	1,498	–790	126,148
Share of equity	7	40	356	15	21			439
Unallocated assets								6,957
Total assets	**12,966**	**42,096**	**35,579**	**8,558**	**26,680**	**1,498**	**–790**	**133,544**
Liabilities	4,111	6,944	7,190	1,134	1,606	961	–790	21,156
Unallocated liabilities								53,425
Equity								58,963
Unallocated liabilities and equity	**4,111**	**6,944**	**7,190**	**1,134**	**1,606**	**961**	**–790**	**133,544**
Investments	–969	–2,586	–2,910	–300	–648	–20		–7,433
Depreciation	–966	–2,144	–1,676	–850	–488	–27		–6,151
Impairment losses	–11	–	–23	–	–	–		–34
Unallocated impairment losses [1]								–
Income and expenses, in addition to depreciation, not matched by cash flow	3	–103	–107	–5	–216	–114		–542

SEKm	Personal Care	Tissue	Packaging	Publication papers	Pulp, timber and solid-wood products	Other operations	Eliminations	Total Group
2005								
REVENUES								
External sales	19,350	30,592	31,977	7,914	6,175	377	0	96,385
Internal sales	1	109	382	84	1,762	691	–3,029	0
Total revenues	**19,351**	**30,701**	**32,359**	**7,998**	**7,937**	**1,068**	**–3,029**	**96,385**
RESULT								
Segment result	**2,474**	**1,577**	**1,775**	**662**	**1,224**	**–419**	**0**	**7,293**
Items affecting comparability [1]						–5,365		
Operating profit	**2,474**	**1,577**	**1,775**	**662**	**1,224**	**–5,784**	**0**	**1,928**
Interest income								156
Interest expenses								–1,651
Tax expense for the year								21
Net profit for the year								**454**
OTHER DISCLOSURES								
Assets	14,280	44,405	36,598	9,223	25,941	1,960	–1,005	131,402
Share of equity	7	30	382	14	21	0	0	454
Unallocated assets								3,364
Total assets	**14,287**	**44,435**	**36,980**	**9,237**	**25,962**	**1,960**	**–1,005**	**135,220**
Liabilities	4,148	7,550	7,827	1,157	1,457	2,056	–1,005	23,190
Unallocated liabilities								54,920
Equity								57,110
Unallocated liabilities and equity	**4,148**	**7,550**	**7,827**	**1,157**	**1,457**	**2,056**	**–1,005**	**135,220**
Investments	–1,215	–3,156	–2,086	–342	–1,115	–19		–7,933
Depreciation	–955	–2,143	–1,779	–878	–495	–45		–6,295
Impairment losses	–2	–7	–15	–	–	–		–24
Unallocated impairment losses [1]						–2,352		–2,352
Income and expenses, in addition to depreciation, not matched by cash flow	–2	–92	–49	–1	–297	2,980		2,539

[1] Items affecting comparability

	2007		2006		2005	
SEKm	**Expenses**	**Impairments**	**Expenses**	**Impairments**	**Expenses**	**Impairments**
Personal Care	–16	–41			–199	–130
Tissue	–618	–2,863			–1,057	–408
Packaging	–561	–389			–1,638	–1,811
Publication papers					–9	
Pulp, timber and solid-wood products	5,045	–158			–11	–3
Other	–8	–91			–99	
Total	3,842	–3,542			–3,013	–2,352
TOTAL		**300**				**–5,365**

In conjunction with integration work with the European tissue operations acquired from P&G, SCA decided on a number of measures to enhance competitiveness in the rest of the tissue operations. This also included measures within Packaging and Forest Products. A revaluation of the book value of the Group's forest assets was performed in the fourth quarter by SEK 5,173m. For further information, see Note 14.

BUSINESS SEGMENTS

The Group is organized in five main product groups: personal care, tissue, packaging, publication papers, and pulp, timber and solid-wood products. These product groups are the primary segments. Tissue includes toilet paper, kitchen paper and paper handkerchiefs sold to the retail trade, as well as, toilet paper, hand drying products, napkins and products for cleaning for industrial and office applications. These products are sold to corporate customers in the industrial sector, offices, hotels, restaurants and catering, healthcare and other institutions. Personal Care products comprise baby diapers, feminine care products and incontinence products. Packaging comprises corrugated board as well as protective and specialty packaging. This business segment also includes containerboard which is mainly delivered internally and contributes to the Group's raw material integration. Publication papers include newsprint and magazine paper. The pulp, timber and solid-wood products business segment also contribute to the Group's raw material integration since the Group's pulp and timber are mainly delivered internally. In addition, the Group's pulp is mainly produced from timber from the Group's own forests which also to a large extent supply the sawmills with raw material.

REVENUES AND EXPENSES

Within the Group there is an organization for paper recovery. Revenues and expenses from these operations are allocated among the business segments in proportion to their use of recovered paper. All the other income and expenses are directly attributable to the business segment as well as income from participations in associates.

ASSETS AND LIABILITIES

The assets included in each business segment comprise all operating assets used in the business segment, primarily accounts receivable, inventories and fixed assets after deduction for provisions. Most of the assets are directly attributable to each business segment. In addition, some assets that are common to two or more business segments are allocated among the business segments. The liabilities attributable to the business segments comprise all operating liabilities, mainly accounts payable and accrued expenses. So-called capital employed is allocated to the business segments.

INTRA-GROUP DELIVERIES

Revenues, expenses and results for the different business segments are affected by intra-Group deliveries. Internal prices are market-based. Intra-Group deliveries are eliminated on consolidation.

 CONTINUED

SECONDARY SEGMENTS – GEOGRAPHICAL AREAS

The Groups' operations are divided into three geographical areas: Europe, North America and the rest of the world.

	Sales			Assets			Investments		
SEKm	2007	2006	2005	2007	2006	2005	2007	2006	2005
Europe	81,298	74,732	70,535	125,745	111,368	121,604	–9,776	–5,823	–6,795
North America	10,455	13,273	12,589	12,132	14,632	17,320	–597	–837	–524
Rest of the world	14,160	13,434	13,261	13,878	12,927	13,881	–1,181	–774	–614
Eliminations				–6,705	–5,383	–17,585			
TOTAL	**105,913**	**101,439**	**96,385**	**145,050**	**133,544**	**135,220**	**–11,554**	**–7,434**	**–7,933**

Sales figures are based on the country in which the customer is located. Assets and investments are reported where the assets are located.

GEOGRAPHICAL AREAS

The Group's operations are mainly conducted in two areas. In Europe, which is the Group's home market, the Group manufactures and sells personal care products, tissue, packaging, publication papers and solid-wood products. In North America, the Group manufactures and sells AFH tissue and incontinence products. The North American packaging operations were sold in March 2007.

 PERSONNEL AND BOARD COSTS

Personnel costs

SEKm	2007	2006	2005
Salaries and remuneration	15,465	14,668	15,695
of which Group management	86	69	69
of which Board	4	3	3
Pension costs	798	1,014	1,162
of which defined benefit pension plans	148	363	493
of which defined contribution pension plans	650	651	669
Other social security costs	3,051	3,057	3,225
Other personnel costs	1,270	1,022	1,830
TOTAL [1]	**20,584**	**19,761**	**21,912**

[1] Of total personnel costs SEK 867m (0; 1,980) is attributable to costs for completed efficiency enhancement programmes.

Average number of employees

	2007	2006	2005
Average number of employees	50,433	51,022	51,916
of whom women, %	25	25	24
Number of countries	**60**	**54**	**53**

Women comprised 14% (14) of the total number of Board members and senior executives.

Breakdown of employees by age groups, %

21–30	31–40	41–50	51–60
19	30	29	18

Less than 2% (2; 2) of the employees are under the age of 20, and less than 2% (2; 2) are over the age 60. During 2007, SCA invested approximately SEK 178m (165; 170) or nearly SEK 3,500 (3,200; 3,400) per employee in skills enhancement activities. The added value per employee in 2007 amounted to SEK 551,000 (514,000; 491,000). The proportion of university graduates amounts to about 15% (13; 12).

In 2007, 6,852 (7,397; 5,154) persons left SCA while 7,202 (6,327; 4,860) joined the company. These figures include both voluntary retirement and the effects of rationalization and redundancies. In addition, a significant portion relates to summer jobs for students and seasonal work.

Absence due to illness in Swedish companies, %

	2007	2006	2005
Total absence due to illness of normal working hours	4	5	5
Men	4	4	5
Women	6	6	6
Of which contiguous absence due to illness of 60 days or more comprises	48	58	59

Proportion of absence due to illness by age groups, %

–29	30–49	50–
3	4	6

FEES TO BOARD MEMBERS IN THE PARENT COMPANY DURING THE YEAR

Members of the Board elected by the AGM who are not employees in the company received the following remuneration in accordance with the AGM decision.

SEK	Board fee	Audit Committee fee	Remuneration Committee fee	Total
Sverker Martin-Löf (Chairman)	1,275,000	75,000	50,000	1,400,000
Rolf Börjesson	425,000		50,000	475,000
Sören Gyll	425,000	75,000		500,000
Tom Hedelius	425,000		50,000	475,000
Leif Johansson	425,000			425,000
Anders Nyrén	425,000	(Chairman)100,000		525,000
Barbara Milian Thoralfsson	425,000			425,000
TOTAL	**3,825,000**	**250,000**	**150,000**	**4,225,000**

Total Board fees for Board members 2006 amounted to SEK 3,820,000.

REMUNERATION TO SENIOR EXECUTIVES DURING THE YEAR

Senior executives refer to the President, who is also the CEO, the executive vice president, business group presidents and the heads of corporate staff units. For the composition of this group see pages 110–113.

AGM GUIDELINES FOR REMUNERATION TO SENIOR EXECUTIVES

The 2007 Annual General Meeting adopted the following guidelines for remuneration for senior executives:

"Remuneration to the CEO and other senior managers will be a fixed amount (base salary), possible variable remuneration, additional benefits and pension. Other senior managers include the executive vice president, business group managers and the central staff managers. The total remuneration is to correspond to market practice and be competitive on the senior manager's field of profession. Fixed and variable remuneration is to be linked to the manager's responsibility and authority. For the CEO, as well as for other senior managers, the variable remuneration is to be limited and linked to the fixed remuneration. The variable remuneration is to be based on the outcome of predetermined objectives and, as far as possible, be linked to the increase of value of the SCA share, from which the shareholders benefit. In the event of termination of employment, the notice period should normally be two years should the termination be initiated by the company, and one year, when initiated by the senior manager. Severance pay should not exist. Pension benefits are to be determined either by benefit or charge, or by a combination hereof, and entitle the senior manager to pension from the age of 60, at the earliest. To earn the pension benefits, the period of employment must be long, at present 20 years. When resigning before the age entitling to pension, the senior manager will receive a paid-up pension policy from the age of 60. The pension is not to be based on variable remuneration. Matters of remuneration to the senior management are to be dealt with by a remuneration committee and, as regards the president, be resolved by the board of directors."

COMPANY'S APPLICATION OF GUIDELINES

FIXED SALARY

The fixed salary shall be in proportion to the individual's position and the authority and responsibilities this entails. It is set individually at a level that, combined with other remuneration, is assessed as a market rate and competitive in the labour market in which the executive works.

VARIABLE REMUNERATION

SCA's variable remuneration programmes involve executives at the Group and business group level and include both a profit-related and a share-related component.

The programme is maximized and for 2007 can give a maximum variable remuneration to the CEO, executive vice president and business group presidents amounting to 75% of the fixed salary (65% for other senior executives) while the programme for 2008 can provide a total variable remuneration to the CEO, executive vice president and business group presidents of 85% (75% for other senior executives) of fixed salary.

The *profit-related component* is based on an earning period of one year. The outcome of this component, which for the CEO, executive vice president and business group presidents for 2007 could provide a maximum of 50% (40% for other senior executives) of fixed salary and for 2008 a maximum of 50% (40% for other senior executives) of fixed salary, is dependent on the extent to which targets set in advance are achieved. For 2007 the target for the CEO, the executive vice president and the heads of corporate staff units was measured with respect to profit before tax, while the target for the business group presidents was based on cash flow. For 2008 target measurement for all senior executives will be to a certain portion (30%) measured against earnings per share while the remainder will be measured against profit before tax (CEO, executive vice president and heads of corporate staffs) and business group specific targets respectively (business group presidents). Any result is paid in cash after the close of each earning year. Targets for the CEO are set annually by the Board. The targets for other executives are determined by the Remuneration Committee and the CEO.

The *share-related component* is based on an earning period of one year. The result depends on how the value (known as the effective return) of SCA's Class B shares progresses over a three-year period in relation to the value trend among SCA's competitors in Sweden and abroad. The result requires that the effective return for SCA Class B shares exceeds the average effective return among a comparative group. For 2007 the maximum result could amount to 25% of fixed salary while for 2008 it can amount to 35%, provided the senior executive invests at least half the result (after tax) in SCA shares, otherwise at 25%.

For the CEO, who took up his position on 1 November, the programme has provided a total remuneration corresponding to 66% of fixed salary, which will be paid in 2008.

For the executive vice president, business group presidents and heads of corporate staffs the programmes provided a total remuneration corresponding to 66% of fixed salary (executive vice president) and an average remuneration corresponding to 59% of fixed salary (business group presidents) as well as an average remuneration corresponding to 58% of fixed salary (heads of corporate staffs), which remuneration will also be paid in 2008.

OTHER BENEFITS

Other benefits pertain to housing and company car.

PENSION

For the CEO, who is entitled to retire at the age of 60, the pension agreement provides a retirement pension (excluding national pension benefits and previously earned paid-up policies) between the age of 60 and 65 of approximately 40% of final salary (excluding variable remuneration) and thereafter with approximately 20% of final salary (excluding variable remuneration) for life. Upon termination of employment prior to retirement age, a paid-up policy is received for pension payments from age 60. In addition, beneficiaries' pension (excluding national pension benefits and previously earned paid-up policies) amounts to approximately 50% of retirement pension.

Approximately half of the other senior executives in the Group have a defined benefit pension plan, which grants the executive the right at age 65 to receive a pension (excluding national pension benefits) at up to 70% of the salary (excluding variable salary). However, they are entitled to retire at 60 with 70% of the salary at retirement (excluding variable remuneration), between 60 and 65 and subsequently with 50% of the salary at retirement (excluding variable remuneration). Normally, full pension requires the executive having been employed in the Group for 20 years. Upon termination of employment prior to reaching retirement age, a paid-up policy is received for pension payments from age 65 or 60, under the condition that the executive, after reaching the age of 40, has been employed in the Group for at least three years. In addition, beneficiaries' pension amounts to about 50% of retirement pension.

The defined benefit pension plan described above has been closed for new entrants. A new pension plan was established in 2004. The new plan is a combination defined benefit and defined contribution pension plan that provides the executives the right at age 60 to receive a retirement pension (including national pension benefits) of up to 45% of the average salary (excluding variable remuneration) for three years prior to retirement age. For full pension, the individual must have been employed for at least 20 years calculated from 40 years of age. Upon termination of employment prior to reaching retirement age, a paid-up policy is received for pension payments from age 60, under the condition that the executive, after reaching the age of 40, has been employed in the Group for at least three years. In addition, beneficiaries' pension amounts to about 50% of retirement pension. In addition to the defined benefit pension, a pension is paid based on premiums paid by the company. The premiums paid for each year of service amount to 10% of the executive's base salary and are invested in a fund or insurance chosen by the executive.

SHARE-BASED PAYMENTS – EMPLOYEE OPTION PROGRAMMES

No share-based payments were made during the year.

The company earlier issued employee options for which the term has not yet expired. During 2001 and 2002, about 200 senior executives received stock options at no cost at a value (theoretically calculated) which on the date did not exceed about 20% of the executive's base salary. The total number of stock options for both years allocated to these executives amounted to about 1,800,000. The maturity of the options is seven years and 1/3 of them may be exercised after one year, 1/3 after two years and the remaining 1/3 after three years. When exercising the options, the employee must make payments corresponding to the average latest paid price for Class B shares in SCA during a certain period prior the allocation date. For options allocated in 2001, the exercise price was set at the average share price during a ten-day period in May 2001, SEK 220.00 (following a 3:1 *share split each employee option carries entitlement to acquire 3 B shares at a fixed exercise price*). For the options allocated in 2002, the exercise price was set at the average share price during a ten-day period in May 2002, SEK 347.50 (following a 3:1 share split each employee option carries entitlement to acquire 3 B shares at a fixed exercise price). The options have so many entitlement restrictions that they are considered to lack market value. With the share price at year-end, SEK 114.50, the value of all outstanding options amounted to SEK 39.1m, of which SEK 21.7m for options allocated in 2001 and SEK 17.4m for options allocated in 2002. The expenses for social security costs at exercise of the stock options have been hedged with regard to increases in the SCA share price. The risk of a downturn in the share price is not hedged. Hedging is conducted in share swaps at a nominal SEK 100m. The market value at year-end was SEK 8m. The market value of the hedging transaction will be established and recognized in income as incurred.

During 2007, 61,000 options were exercised from the 2001/2008 or 2002/2009 programmes by senior executives.

Holdings of employee options 31 December 2007

	Programme 2001/2008	Programme 2002/2009
Chairman of the Board	40,000	40,000
CEO	–	–
Other senior executives (10 people)	–	88,000
TOTAL	**40,000**	**128,000**

For each executive's holding, see also pages 110–113.

NOTICE PERIOD AND SEVERANCE PAY

The agreement with the CEO stipulates a period of notice of termination of two years if such notice is given by the company. The CEO has a corresponding right with a period of termination of one year. If notice is given by the company, the CEO is not obligated to serve during the notice period. The agreement does not contain any stipulations with regard to severance pay.

Between the company and other senior executives a period of notice of termination of two years normally applies if such notice is given by the company. The executive has a corresponding right with a period of notice of termination of one year. The executive is normally expected to be available to the company during the notice period. The agreements have no stipulations with regard to severance pay.

PREPARATION AND DECISION PROCESSE FOR REMUNERATION

During the year, the Remuneration Committee submitted to the Board recommendations regarding the principles for remuneration of senior executives. The recommendation contained the proportions between fixed and variable remuneration and the size of any salary increases. In addition, the Remuneration Committee proposed criteria for assessing variable remuneration and pension terms.

The Board discussed the Remuneration Committee proposal and decided based on the committee's recommendations.

The remuneration to senior executives for the 2007 financial year was based on the Remuneration Committee's recommendation, and with regards to CEO decided by the Board. The affected executives did not participate in remuneration matters pertaining to themselves.

When it was deemed appropriate, the work of the Remuneration Committee was carried out with the support of external expertise. For information about the composition of the Remuneration Committee, see page 106.

NOTE 7 CONTINUED

Remuneration and other benefits during the year

SEK	Fixed salary	Variable remuneration	Other benefits	Pension costs	Share-related payments	Other remuneration	Total
CEO Jan Johansson	1,171,241	772,333	16,358	1,089,186	–	1,118,000	4,167,118
Executive Vice President Lennart Persson	3,754,555	2,817,472	254,254	587,410	–		7,413,691
Other senior executives (9 people)	30,268,935	17,830,101	2,752,947	9,891,130	–		60,743,113
Former CEO Jan Åström	4,290,296	2,994,447	169,343	3,790,391	–	2,288,079	13,532,555
TOTAL	**39,485,027**	**24,414,353**	**3,192,901**	**15,358,117**	**–**	**3,406,079**	**85,856,478**

COMMENTS TO THE TABLE

- In applying the company's earlier contract with the Chairman of the Board, who was previously President and CEO of SCA, from the date he left employment in 2002 and until he reaches age 65, he will essentially remain at the remuneration level that is comparable to his previous employment benefits (excluding variable remuneration). In addition to contractual pension, he will accordingly receive an annual supplementary amount, which for 2007 amounted to SEK 2,123,124.
- The CEO who took up his position on 1 November received a salary for 2007 based on a fixed annual salary of SEK 7m, a salary level that also applies to 2008.
- Variable remuneration covers the 2007 financial year but is paid in 2008. For information about how the variable remuneration is calculated, see above under Variable remuneration.
- Other benefits pertain to housing and company car.
- Approximately half of the Group's senior executives have defined benefit pension plans while the other half have a combined defined benefit and defined contribution pension plan. Pension costs pertain to the costs that affected earnings for the year, excluding special payroll tax. For additional information about pensions, see above under Pension.
- Other remuneration to the CEO pertains to compensation for loss of variable remuneration from a former employer.
- Other remuneration to the former CEO pertains to severance pay, etc., according to agreement.



OTHER EXPENSES

Other expenses include R&D costs amounting to SEK 595m (562; 545) in the Group.

Consolidated operating profit includes a net result from exchange differences of SEK –6m (12; 27). Hedging positions had an impact on operating profit of SEK –5m (146; –237). Government grants received reduced other expenses with SEK 38m (68; 38). Energy and transport expenses amounted to SEK 6,579m (7,389) and SEK 7,337m (7,528), respectively.

Other expenses also include marketing, sales, rent for premises, other consultant fees, administrative expenses, and other similar expenses.

OPERATING LEASES

Future payment commitments in the Group for non-cancellable operating leases are broken down as follows:

SEKm	2007	2006	2005
Within 1 year	975	902	926
Between 2–5 years	2,153	1,958	2,074
Later than 5 years	1,527	1,477	1,627
TOTAL	**4,655**	**4,337**	**4,627**

The costs for the year for operating leases for assets amounted to SEK 921m (920; 921). Leased assets comprise a large number of assets such as energy plants, warehouses, offices, other buildings, machinery and equipment, IT equipment, office equipment and transport vehicles. The assessment is that in reality contracts for a number of assets can be terminated in advance.

FINANCE LEASES

Future payment commitments for the Group's finance leases are as follows:

	2007		2006		2005	
SEKm	Nominal	Present value	Nominal	Present value	Nominal	Present value
Within 1 year	177	154	182	158	218	202
Between 2–5 years	598	458	601	478	645	544
Later than 5 years	407	272	462	307	613	453
TOTAL	**1,182**	**884**	**1,245**	**943**	**1,476**	**1,199**

Total payments for finance leases during the year amounted to SEK 186m (182; 232). During the year SEK 73m (55; 55) was reported as an interest expense and SEK 111m (107; 127) as amortization of debt. Depreciation of finance lease assets during the year amounted to SEK 116m (116; 130). The book value of finance lease assets at year-end amounted to SEK 306m (317; 379) relating to buildings/land and SEK 1,197m (1,270; 1,534) relating to machinery.

In addition to the above, there are leases in some financial transactions which are described in Note 31.

AUDITING EXPENSES

Remuneration to auditors can be specified as follows:

SEKm	2007	2006	2005
PricewaterhouseCoopers			
Audit assignments	62	62	64
Other assignments	17	29	25
Other auditors			
Audit assignments	2	3	4
Other assignments	1	1	3
TOTAL	**82**	**95**	**96**

Other assignments are mainly audit-related consultations in conjunction with acquisitions, and tax advice.

NOTE 9 DEPRECIATION AND IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

SEKm	2007	2006	2005
Depreciation			
Buildings	753	765	740
Land	81	76	77
Machinery and equipment	5,053	5,093	5,278
Sub-total	**5,887**	**5,934**	**6,095**
Patents, trademarks and similar rights	255	170	158
Capitalized development costs	44	47	42
Sub-total	**299**	**217**	**200**
TOTAL DEPRECIATION	**6,186**	**6,151**	**6,295**
Impairment losses			
Buildings	197	9	277
Land	19	–	148
Machinery and equipment	3,088	13	1,886
Construction in progress	2	8	51
Sub-total	**3,306**	**30**	**2,362**
Patents, trademarks and similar rights	226	4	1
Capitalized development costs	2	–	13
Sub-total	**228**	**4**	**14**
TOTAL IMPAIRMENT LOSSES	**3,534**	**34**	**2,376**
Total			
Buildings	950	774	1,017
Land	100	76	225
Machinery and equipment	8,141	5,106	7,164
Construction in progress	2	8	51
Sub-total	**9,193**	**5,964**	**8,457**
Patents, trademarks and similar rights	481	174	159
Capitalized development costs	46	47	55
Sub-total	**527**	**221**	**214**
TOTAL DEPRECIATION AND IMPAIRMENT	**9,720**	**6,185**	**8,671**

The total amount for property, plant and equipment includes reversal of impairment losses for buildings with SEK 1m (1; –) and machinery and equipment with SEK 18m (–; 1).

Depreciation is based on the costs and estimated useful lives of the assets provided in the accounting principles section on page 70.

NOTE 10 FINANCIAL INCOME AND EXPENSES

SEKm	2007	2006	2005
Results from shares and participations in other companies			
Dividends	39	29	26
Capital gains	30	46	17
Reversal of impairment losses	–	–	3
Interest income and similar profit/loss items			
Interest income, investments	124	81	106
Other financial income	–	23	4
Total financial income	**193**	**179**	**156**
Interest expenses and similar profit/loss items			
Interest expenses, borrowing	–1,883	–1,756	–1,677
Interest expenses, derivatives	–183	–93	56
Fair value hedges, ineffectiveness	–8	–	1
Other financial expenses	–29	–2	–31
Total financial expenses	**–2,103**	**–1,851**	**–1,651**
TOTAL	**–1,910**	**–1,672**	**–1,495**

Other financial income and expenses include exchange differences SEK –1m (23; 4). Capital gains include gains from sales of shares of SEK 26m (42; 0).

NOTE 11 TAXES

Tax expense

SEKm	2007	2006	2005
Current tax expense	1,506	1,997	1,279
Deferred tax expense	–430	–631	–1,300
TOTAL	**1,076**	**1,366**	**–21**

Tax expense amounted to 13.1% (20.0; -4.8) of the Group's profit before tax. The difference between reported tax expense and expected tax expense is explained below. The expected tax expense is calculated according to the current Group structure and current profit levels in each country.

	2007		2006		2005	
	SEKm	%	SEKm	%	SEKm	%
Tax expense	1,076	13.1	1,366	20.0	–21	–4.8
Expected tax expense	2,328	28.3	2,102	30.8	141	32.6
Difference	**–1,252**	**–15.2**	**–736**	**–10.8**	**–162**	**–37.4**
The difference is explained by:						
Permanent effects [1]						
Effects attributable to internal banking operations	–585	–7.1	–498	–7.3	–433	–100.0
Effects of other subsidiary financing	–143	–1.7	–96	–1.4	–117	–27.0
Other permanent effects [2]	249	3.0	108	1.6	131	30.2
Taxes attributable to prior periods [3]	–117	–1.4	–118	–1.7	30	7.0
Change in unrecognized deferred tax assets [4]	117	1.4	–105	–1.6	259	59.9
Changed tax rates	–531	–6.5	–27	–0.4	–32	–7.5
Other [5]	–242	–2.9	0	0	0	0.0
TOTAL	**–1,252**	**–15.2**	**–736**	**–10.8**	**–162**	**–37.4**

[1] Permanent effects are attributable to permanent differences between accounting and fiscal result.

[2] 2007 includes permanent effects attributable to the sale of the North American packaging operations amounting to SEK 87m.

[3] In 2007 reversal of an earlier provision for tax risks reduced the tax expense by SEK -56m. In 2006 the positive outcome of a tax dispute and changed provisions for tax risks affected the tax expense by SEK -82m.

[4] In 2007 previously recognized tax assets in Mexico were written down by SEK 72m. In 2006 loss carry forwards in Germany were revalued to a value of SEK 91m. SEK 228m of the effect in 2005 is attributable to full tax effect not being achieved with respect to efficiency programmes.

[5] SCA has, through investments in Poland and Slovakia, received entitlement to investment tax credits amounting to SEK 242m.

Current tax expense

SEKm	2007	2006	2005
Income tax for the period	1,387	1,372	1,243
Adjustments for prior periods	119	625	36
TOTAL	**1,506**	**1,997**	**1,279**

CURRENT TAX LIABILITY

The change of current tax liability during the period is explained below:

SEKm	2007	2006	2005
Opening carrying amount	237	6	327
Current tax expense	1,506	1,997	1,279
Paid tax	–1,719	–1,770	–1,629
Other changes	–	5	41
Exchange differences	3	–1	–12
Closing carrying amount	**27**	**237**	**6**

Other changes include tax relating to profit/loss items recognized directly in equity SEK 0m (0; 7), and the effects of acquisitions and divestments with SEK 0m (5; 37). Closing current tax liability comprises assets of SEK 570m (563; 525) and tax liabilities of SEK 597m (800; 531).



NOTE 11 CONTINUED

Deferred tax expense

SEKm	2007	2006	2005
Change in temporary differences	482	252	–1,259
Adjustments for prior periods	–236	–743	–6
Other changes	–676	–140	–35
TOTAL	**–430**	**–631**	**–1,300**

Other changes include the effects of changed tax rates amounting to SEK –531m (–27; 32), revaluation of deferred tax assets by SEK 67m (–113; –3) and recognition of investment tax credits with SEK –212m.

DEFERRED TAX LIABILITY

The change in deferred tax liability for the period is explained below:

SEKm	Opening balance	Deferred tax expense	Other changes	Exchange differences	Opening balance
Intangible assets	86	161	–63	–19	165
Land and buildings	6,633	1,376	47	49	8,105
Machinery and equipment	6,180	–1,480	–58	31	4,673
Financial assets	82	25	285	–7	385
Current assets	58	–34	9	10	43
Provisions for pensions	–207	78	18	–6	–117
Other provisions	–115	–349	–14	1	–477
Liabilities	–409	102	79	7	–221
Tax credits and tax loss carry forwards	–2,184	–140	12	37	–2,275
Other	89	–169	101	–1	20
TOTAL	**10,213**	**–430**	**416**	**102**	**10,301**

Other changes include deferred tax booked directly in equity according to IAS 19 SEK 296m, IAS 39 SEK 11m, effects of acquisitions and divestments SEK –69m and change in provisions for tax risks credited to tax expense with SEK 176m. Closing deferred tax liability comprises deferred tax assets SEK 1,042m (718; 992) and deferred tax liabilities SEK 11,343m (10,931; 10,524).

OTHER

SCA reports no deferred tax relating to temporary differences attributable to investments in subsidiaries, associates and joint ventures. Any future effects (tax deducted at source and other deferred tax on profit taking within the Group) is reported when SCA can no longer control reversal of such differences or when for other reasons it is no longer improbable that reversal can take place within the foreseeable future.

LOSS CARRY FORWARDS

Tax loss carry forwards for which no deferred tax assets are recognized amounted to SEK 1,285m (959; 1,268) as at 31 December 2007. Of these, SEK 692m have an indefinite life. The remainder expire as follows.

YEAR	SEKm
2008	84
2009	85
2010	53
2011	38
2012 and later	333
TOTAL	**593**

Of non-recognized loss carry forwards, SEK 82m expired in 2007 and SEK 69m was utilized or recognized. The fiscal value of non-recognized loss carry forwards amounts to SEK 299m.

NOTE 12 INTANGIBLE ASSETS

	Goodwill			Trademarks			Licences, patents and similar rights			Capitalized development costs		
SEKm	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
Accumulated cost	18,161	16,997	19,823	1,919	1,122	1,205	3,250	3,121	2,294	470	416	416
Accumulated depreciation	–	–	–	–99	–84	–76	–1,714	–1,603	–1,356	–227	–182	–150
Accumulated impairment	–	–	–	–207	0	–	–5	2	–	–5	–3	–14
Residual value according to plan	**18,161**	**16,997**	**19,823**	**1,613**	**1,038**	**1,129**	**1,531**	**1,520**	**938**	**238**	**231**	**252**
As at 1 January	**16,997**	**19,823**	**17,594**	**1,038**	**1,129**	**1,093**	**1,520**	**938**	**855**	**231**	**252**	**192**
Investments	4	–	–	0	0	0	199	201	92	39	38	72
Sales and disposals	0	0	–	0	0	0	–8	–6	–6	0	0	–6
Business combinations	1,162	150	162	817	0	0	38	1	17	0	0	–
Company divestments	0	0	–	0	0	–	–	0	–	0	0	–
Reclassifications [1]	–23	–1,588	–	0	0	0	29	607	–25	8	–3	38
Depreciation for the year	–	–	–	–11	–11	–8	–244	–159	–150	–44	–47	–42
Impairment for the year	–	–	–	–207	0	–	–19	–4	–1	–2	0	–13
Exchange differences	21	–1,388	2,067	–24	–80	44	16	–58	156	6	–9	11
Closing carrying amount	**18,161**	**16,997**	**19,823**	**1,613**	**1,038**	**1,129**	**1,531**	**1,520**	**938**	**238**	**231**	**252**

[1] Goodwill totalling SEK 23m pertains mainly to adjustments of preliminary acquisition balance sheets which in 2007 were reclassified as non-current assets. Reclassification in 2006 pertains to the North American packaging operations.

IMPAIRMENT TESTING

Goodwill is tested for impairment every year. Goodwill is distributed among cash-generating units as follows:

Goodwill in cash-generating units

SEKm	Average WACC 2007, %	2007	2006	2005
Personal Care	7.7	2,362	2,432	2,753
Tissue	7.4	8,177	7,092	7,608
Packaging [1]	7.0	6,734	6,595	8,539
Publication papers	7.1	232	242	246
Pulp, timber and solid-wood products	7.1	33	31	31
Other operations	7.5	623	605	646
TOTAL		**18,161**	**16,997**	**19,823**

[1] In 2005-2006 SCA disclosed the cash-generating unit Packaging, rest of the world, consisting of Asia and North America. In 2007, the North American packaging operations were sold and in 2007 testing for impairment Asia was included in the cash-generating unit Packaging.

The recoverable amount for each cash-generating unit is determined based on a calculation of value in use. These calculations are based on the strategic plans adopted by Group management for the next 10 years. Assumptions in strategic plans are based on current market prices and costs with an addition for real price reductions and cost inflation as well as assumed productivity development. Volume assumptions follow the Group's target of an average annual growth of 3% to 4%, depending on business segment and geographic market. Effects of expansion investments in order to achieve the said growth are excluded when goodwill is tested for impairment. Anticipated future cash flows according to strategic plans form the basis of the calculation. Cash flows for the period beyond 10 years are calculated by an operating surplus multiple being applied to estimated sustained cash flow. In a present value calculation of anticipated future cash flows the current weighted cost of capital (WACC) decided for each area within the Group is used. Discounted cash flows are compared with the carrying amount of capital employed per cash-generating unit. Testing for impairment is carried out in the fourth quarter and testing for 2007 showed that there was no impairment need.

In addition to goodwill, there are trademarks in the Group that are judged to have an indefinite useful life. The useful life is judged as indefinite when it relates to well established trademarks within their markets that the Group intends to keep and further develop. The trademarks identified and measured relate to the 2007 acquisiton of P&G's European tissue operations of SEK 818m and to 2004 acquisitions in Mexico, Australia and Malaysia. The cost of the trademarks was established at the time of acquisition according to the so-called relief from royalty method. The need for impairment is tested every year. Testing is carried out during the fourth quarter and is performed for each trademark or group of trademarks. An evaluation is made of the royalty rate established at the time of acquisition as well as assessed future sales development over 10 years. A multiple is used for time beyond 10 years, this is discounted with the current weighted cost of capital (WACC) for each market. Testing for 2007 showed some impairment losses which combined with impairment due to brand migration amounted to SEK 200m. At year-end the value of SCA's trademarks with an indefinite useful life amounted to SEK 1, 567m (979; 1,057).

EMISSION RIGHTS

The SCA Group participates in the European system for emission rights. SCA receives a permit, from each state in which operations requiring a permit are conducted, to emit a specific volume of carbon dioxide during a calendar year. At year-end 2007, surplus emission rights not required to cover the provision for emissions was adjusted by SEK -12m to the current market price on the balance sheet date. In conjunction with this the deferred income was also reversed by a corresponding amount so that the net cost for the revaluation is zero. Settlement with each state regarding 2007 emissions will take place April 2008.

SEKm	2007	2006	2005
Accumulated cost	85	265	112
Accumulated revaluation of surplus	-12	–	–
Residual value according to plan	**73**	**265**	**112**
As at 1 January	**265**	**112**	**–**
Emission rights received	94	299	113
Sales	-13	-31	-3
Reclassifications	–	-3	–
Settlement with the government	-268	-105	–
Revaluation of surplus	-12	–	–
Exchange differences	7	-7	2
Closing carrying amount	**73**	**265**	**112**

NOTE 13 PROPERTY PLANT AND EQUIPMENT

	Buildings			Land			Machinery and equipment			Construction in progress		
SEKm	**2007**	**2006**	**2005**	**2007**	**2006**	**2005**	**2007**	**2006**	**2005**	**2007**	**2006**	**2005**
Accumulated cost	21,335	19,600	20,833	6,685	6,149	6,378	84,065	77,957	80,624	3,499	4,233	4,213
Accumulated depreciation	-8,291	-7,483	-7,413	-1,016	-942	-882	-45,154	-41,420	-41,741	–	–	–
Accumulated impairment	-323	-129	-215	-89	-129	-144	-4,252	-1,227	-1,478	-12	-21	-48
Residual value according to plan	**12,721**	**11,988**	**13,205**	**5,580**	**5,078**	**5,352**	**34,659**	**35,310**	**37,405**	**3,487**	**4,212**	**4,165**
Value as at 1 January	**11,988**	**13,205**	**12,526**	**5,078**	**5,352**	**5,209**	**35,310**	**37,405**	**36,649**	**4,212**	**4,165**	**2,840**
Investments	288	378	508	108	97	147	3,335	2,801	3,437	3,100	3,519	3,246
Sales and disposals	-92	-22	-134	–	-53	-153	-91	-115	-117	-13	-2	-23
Business combinations	634	16	40	354	18	72	801	78	349	7	3	3
Company divestments	-5	-5	–	-2	-12	–	-62	-1	–	–	–	–
Reclassifications [1]	647	-190	320	68	-52	6	3,049	2,042	1,583	-3,863	-3,302	-2,092
Depreciation for the year	-753	-765	-740	-81	-76	-77	-5,053	-5,093	-5,278	–	–	–
Impairment for the year	-197	-10	-277	-19	–	-147	-3,106	-13	-1,883	-2	-8	-51
Reversed impairment	–	1	0	–	–	0	18	–	1	–	–	0
Exchange differences	211	-620	962	74	-196	295	458	-1,794	2,664	46	-163	242
Closing carrying amount	**12,721**	**11,988**	**13,205**	**5,580**	**5,078**	**5,352**	**34,659**	**35,310**	**37,405**	**3,487**	**4,212**	**4,165**

[1] In 2006, reclassifications pertained to the North American packaging operations to Non-current assets held for sale. In addition, investments in software were reclassified to intangible assets.

During the year SEK -m (35; 17) pertaining to interest during the construction period was capitalized in machinery, SEK -m (-; 4) was capitalized in buildings, at an interest rate of -% (3; 3). The total includes cost for machinery of SEK 585m (587; 573), buildings SEK 9m (9; 9) and land SEK 2m (2; 2) in capitalized interest.

Government grants reduced investments for the year in buildings by SEK 1m (-; -), machinery and equipment by SEK 86m (22; 13) and construction in progress by SEK -m (3; -). In total, government grants reduced accumulated costs for buildings by SEK 10m (9; 5), land by SEK 1m (1; 1), machinery and equipment by SEK 367m (270; 268) and construction in progress by SEK -m (3; -).

TAX ASSESSMENT VALUES

Tax assessment values relate to assets in Sweden.

SEKm	2007	2006	2005
Buildings	2,385	2,363	2,417
Land	12,672	12,577	12,483
TOTAL	**15,057**	**14,940**	**14,900**

Carrying amount of buildings with tax assessment values in accordance with the above was SEK 1,523m (1,604; 1,704). The tax assessment value for land includes forest land which is divided up and recognized as biological assets and land assets (see Note 14). Carrying amount of biological assets and land and land improvements, was SEK 23,905m (18,082; 17,761) and SEK 1,748m (1,628; 1,597) respectively.



NOTE 14 BIOLOGICAL ASSETS

SCA's forest assets are divided up and reported as biological assets, i.e. standing forest and land assets. Standing forest is recognized at fair value and amounted at 31 December 2007 to SEK 23,905m (18,082; 17,716). The total value of SCA's forest assets was SEK 24,811m (18,986; 18,616). The difference SEK 906m (904; 900) comprises forest land reported under non-current assets Land.

Standing forest

SEKm	2007	2006	2005
Opening carrying amount	**18,082**	**17,716**	**17,383**
Revaluation	5,173	–	–
Purchases	61	76	23
Sales	–10	–14	–7
Change in fair value	1,475	1,196	1,079
Change due to felling	–1,003	–892	–793
Other changes	127	–	31
Closing carrying amount	**23,905**	**18,082**	**17,716**

In the income statement, changes in fair value and changes due to felling are reported as a net value, SEK 472m (304; 286), under Change in net value of biological assets.

In 2007, SCA revalued its standing forest by SEK 5,173m before tax. The new valuation was based on a new felling plan based on forest tax assessments performed in 2006–2007. In addition an update was made of estimated income and expenses and well as estimated development of the same. Some increase of possible felling volumes had a positive impact on the valuation but the single greatest impact on the increase in value was higher wood prices. To avoid over-estimation of the effect of today's high price levels, a ten-year adjustment period was used in the valuation model in order to revert to a real trend price for wood that is lower than today's. No change was made in the WACC calculation which amounted to 6.25%.

SCA's forest holdings comprise approximately 2.6 million hectares of forest land primarily in northern Sweden, approximately 2.0 million hectares of which is productive forest land. The forest portfolio amounts to 200 million cubic metres of forest (m^3fo) and is divided into pine 43%, spruce 40%, deciduous 12% and contorta 5%. Growth amounts to approximately 3.9 m^3fo per hectare and year. Felling in 2007 amounted to approximately 4.3 million cubic metres (sub). Approximately 50% of the holdings comprise forest less than 40 years old while 67% of timber volume is in forests that are more than 80 years old.

	2007	2006
Value/hectare productive forest land, SEK	11,964	9,050
Value timber supplies SEK/m^3	120	90

Sensitivity analysis

	Changed assumption	Change in value before tax, SEKm
WACC	+/– 0.25%	+/– 1,600
Wood price, real [1]	+/– 0.50% per year 2009–2018	+/– 1,700
Felling, real cost	+/– 0.25% per year 2009–2018	+/– 390
Volume (felling and thinning)	+/– 100,000 m^3f 2008–2035	+/– 430

[1] Compared with price assumptions made in the valuation model. Unchanged prices, i.e. no ten-year adjustment to trend price, would provide a fair value for standing forest of SEK 25,700m before tax.

NOTE 15 HOLDINGS IN ASSOCIATES

SEKm	2007	2006	2005
Opening carrying amount	439	454	387
Investments	485	4	24
Divestments	0	0	–
Net increase in associates for the year [1]	36	15	14
Reclassifications to joint ventures or subsidiaries	–15	–18	–
Other reclassifications	–	–	–1
Impairment for the year	–7	–	–
Exchange differences	12	–16	30
Closing carrying amount	**950**	**439**	**454**

[1] Net increase for the year includes the Group's share of associates' profit after tax and any minority interests as well as adjustment for dividends received during the year.

Major changes in the Group's holding of shares in associated companies were following:

- Reclassifications to joint venture or subsidiary in 2007 relate to Tianjin which in 2007 is owned to 100%. Change in 2006 relates to Belovo which is an associate from 2006 and to Cool Logistics which became a wholly owned subsidiary in 2006.
- Investments in 2007 mainly relate to Vinda and Fine Sancella Hygiene FZCO.
- Investments in 2005 relate to Cool Logistics.

For specification, see Note 18.

The Group's total receivables from associates at 31 December 2007 amounted to SEK 5m (10; 8), of which SEK 5m (6; 8) is interest-bearing. The Group's total liability to associates at 31 December 2007 amounted to SEK 2m (2; 3) of which SEK 0m (0; 0) is interest-bearing.



NOTE 16 SHARES AND PARTICIPATIONS

SEKm	2007	2006	2005
Opening carrying amount	79	119	309
Investments	0	0	24
Increase through acquisition of subsidiaries	3	–	0
Divestments	–14	–9	–1
Change in value for the year	0	0	–22
Reclassifications to joint ventures or subsidiaries	0	–10	–159
Other reclassifications	0	–20	–42
Exchange differences	0	–1	10
Closing carrying amount	**68**	**79**	**119**

Shares and participations pertain to holdings in other companies that are not classified as subsidiaries, joint ventures or associates and which are also not classified as available-for-sale financial assets when the holding is of an operating nature. Carrying amount concurs with fair value.

The Group's holdings in large subsidiaries, joint ventures and associates are specified in Note 18.

NOTE 17 JOINT VENTURES

Joint ventures, companies that SCA owns together with other parties and in which the parties by agreement exercise joint control, are consolidated according to the proportional method.

Most of the joint ventures operate within personal care, mainly in South America. One joint venture produces newsprint and has its operations in the UK.

SCA's share of income statement and balance sheet items as well as average number of employees in joint ventures that are part of the SCA Group, are set out below:

SEKm	2007	2006	2005
INCOME STATEMENT			
Net sales	4,714	4,261	3,828
Operating expenses	–4,315	–3,917	–3,662
Operating profit	**399**	**344**	**166**
Financial items	–59	–46	–46
Profit after financial items	**340**	**298**	**120**
Tax	–103	–54	–13
Net profit for the year	**237**	**244**	**107**
Profit attributable to:			
Equity holders of the parent company	237	244	107

SEKm	2007	2006	2005
BALANCE SHEET			
Non-current assets	2,808	2,685	2,938
Current assets	1,592	1,451	1,484
Total assets	**4,400**	**4,136**	**4,422**
Equity	2,754	2,460	2,426
Non-current liabilities	516	425	721
Current liabilities	1,130	1,251	1,275
Total equity and liabilities	**4,400**	**4,136**	**4,422**

SEKm	2007	2006	2005
Capital employed	3,080	2,934	3,230
Net debt	326	474	804

Personnel costs

SEKm	2007	2006	2005
Salaries and remuneration	329	299	317
Pension costs	9	88	15
Other social security costs	38	31	67
TOTAL	**376**	**418**	**399**

Number of employees by country

	2007		2006		2005	
		of whom women, %		of whom women, %		of whom women, %
Chile	234	6	200	10	176	9
Colombia	1,272	29	1,193	28	1,037	37
Ecuador	348	32	325	33	301	23
UK	187	15	186	15	187	14
Tunisia	288	10	270	9	216	12
Turkey	131	5	131	5	114	6
Other countries	282	39	246	44	213	46
TOTAL	**2,742**	**24**	**2,551**	**24**	**2,244**	**28**

NOTE 18 LIST OF MAJOR SUBSIDIARIES AND ASSOCIATES

Group holdings of shares and participation in major companies 31 December 2007.
The selection of subsidiaries and joint ventures includes companies with sales in excess of SEK 500m in 2007.

Company name	Corporate identity number	Domicile	Number of shares	Capital %	Carrying amount, SEKm
Subsidiaries					
SCA Hygiene Products GmbH, Mannheim	HRB3248	Mannheim		100	
SCA Hygiene Products GmbH, Wiesbaden	HRB5301	Wiesbaden		100	
SCA Hygiene Products AG	0203917992-8	Regensdorf		99	
SCA Hygiene Products GmbH, Vienna	FN49537z	Vienna		100	
SCA Hygiene Products SA-NV, Belgium	Verviers 038415	Stembert		100	
SCA Hygiene Products S.A., France	475581948	Linselles		100	
SCA Hygiene Products (Fluff) Ltd	577116	Dunstable		100	
SCA Hygiene Products Nederland B.V.	30135724	Zeist		100	
Uni-Charm Mölnlycke B.V.	330631	Hoogezand		40	
SCA Hygiene Products S.r.l.	3318780966	Busto Arsizio		100	
SCA Hygiene Products S.A., Spain	A28451383	Madrid		100	
SCA Hygiene Paper España SL	B61534731	Valls		100	
SCA Hygiene Products Slovakia s.r.o.	36590941	Gemerska Horka		100	
SCA Hygiene Products AB	556007-2356	Härryda		100	
SCA Hygiene Products A/S, Denmark	30877	Alleröd		100	
SCA Hygiene Products A/S, Norway	915620019	Tönsberg		100	
SCA Hygiene Products Kft	13-09-063186	Budapest		100	
SCA Hygiene Products Sp.z.o.o.	B 7243	Olawa		100	
OY SCA Hygiene Products AB	FI01650275	Helsinki		100	
SCA Incontinence Care Inc	23-2832852	Delaware		100	
SCA Tissue North America LLC	58-2494137	Delaware		100	

Financial statements

NOTE 18 CONTINUED

Company name	Corporate identity number	Domicile	Number of shares	Capital %	Carrying amount, SEKm
Subsidiaries					
SCA Hygiene Products Incontinence Care	421987	Ontario		100	
SCA Hygiene Products Russia	4704031845	Svetogorsk		100	
SCA Hygiene Australasia Limited	1470756	Auckland		100	
SCA Hygiene Australasia Pty Ltd	62004191324	South Yarra		100	
SCA Hygiene Malaysia Sdn Bhd	320704-u	Kuala Lumpur		100	
Sancella Pty Ltd	55005442375	Springvale		100	
SCA Consumidor México, SA de CV	SCM931101 3S5	Mexico City		100	
Sancela, SA de CV	SAN-790424-8Ki	Mexico City		100	
Papeles Higiénicos del Centro SA de CV	PHC 970421DZ0	Mexico City		100	
Virke Impex AB	556028-8317	Borås		60	
Uni4 Marketing AB	556594-6984	Stockholm		100	
Bunzl & Biach Ges.m.b.H	FN79555v	Vienna		100	
SCA Graphic Sundsvall AB	556093-6733	Sundsvall		100	
SCA Timber AB	556047-8512	Sundsvall		100	
SCA Timber (UK) Ltd	2541468	Scunthorpe		100	
SCA Skog AB	556048-2852	Sundsvall		100	
SCA Transforest AB	556431-6965	Sundsvall		100	
SCA Graphic Laakirchen AG	FN171841H	Laakirchen		100	
SCA Emballage France SAS	B352398796	Nanterre		100	
SCA Packaging Nicollet SAS	B766500011	Neuilly sur Seine		100	
SCA Packaging Belgium NV	RPR0436-442-095	Gent		100	
SCA Packaging Ltd	192236	Aylesford		100	
SCA Packaging Benelux BV	8046917	Eerbeek		100	
SCA Packaging Stiftung & Co KG	HRA 3009	Mannheim		100	
SCA Packaging Containerboard Deutschland GmbH	HRB7360	Aschaffenburg		100	
SCA Packaging Denmark Holding AS	A/S220103	Grenå		100	
SCA Packaging Finland Oy	8615544	Tampere		100	
SCA Packaging Obbola AB	556147-1003	Umeå		100	
SCA Packaging Munksund AB	556237-4859	Piteå		100	
SCA Packaging Sweden AB	556036-8507	Värnamo		100	
SCA Packaging Fulda GmbH	HRB902	Fulda		100	
SCA Packaging Ceska republica S.R.O	44222882	Jilove u Decina		100	
SCA Packaging Italia SpA	MI6562/1999	Milan		100	
SCA Recycling Deutschland GmbH	HRB 12280	Traunstein		100	
SCA Recycling UK ltd	214967	Aylesford		100	
Joint Ventures					
Aylesford Newsprint Holdings Ltd	2816412	Aylesford		50	
Productos Familia S.A., Colombia	Sharecertif. 1260	Medellin		50	
Associates					
Lantero Carton SA	A-81907701	Madrid	100	25	299
Cartografica Galeotti SPA	1333330464	Lucca	16,666	33	12
Herrera Holding Inc	A200100676	Makati City	18,296	40	0
Papyrus	FN124517p	Vienna	1	32	18
GAE Smith	1075198	Leicester	44,300	50	81
Sundsvallshamn AB	556015-8072	Sundsvall	27,000	45	18
STAG-Frischholz GmbH	FN113626y	Steyrermühl	1	33	4
Belovo Paper Mill AD	BG822104867	Bulgaria	1,633,508	28	16
Södra Eesti AS	10329729	Harjumaa	196	49	6
Södra Latvia SIA	43000349092	Skulte	7,350	49	6
Vinda Hong Kong	CR-92035	Cayman Islands	12,431,000	14	348
Fine-Sancella Hygiene FZCO	2508	Dubai	3	50	134
Other associates					8
Closing carrying amount, associates					**950**

NOTE 19 NON-CURRENT FINANCIAL ASSETS

SEKm	2007	2006	2005
Available-for-sale financial assets	1,296	1,222	1,018
Derivatives	148	239	417
Loan receivables associates	4	6	6
Loan receivables other	78	84	124
Closing value as at 31 December	**1,526**	**1,551**	**1,565**
Available-for-sale financial assets			
As at 1 January	1,222	1,018	641
Reclassification, pension assets	–	–	176
Investments	399	203	10
Divestments	–40	–171	–
Remeasurement for the year taken to equity, net	–289	172	191
Exchange differences	4	0	0
Closing value as at 31 December	**1,296**	**1,222**	**1,018**

In addition to shares in AB Industrivärden pension assets attributable to some pension obligations are classified as available-for-sale financial assets. These obligations are not included in the normal pension calculations, as set out in Note 27.

Available-for-sale financial assets, fair value

SEKm	2007	2006	2005
Shares – AB Industrivärden	1,192	1,121	834
Pension assets outside IAS 19 calculation	96	93	184
Other	8	8	–
TOTAL	**1,296**	**1,222**	**1,018**

The holding in AB Industrivärden amounts to 10,525,655 (adjusted for split 8,245,284; 7,681,098) shares. The increase in the number of shares comprises acquisitions as well as pension compensation received from Swedish pension foundations. No impairment provisions were made relating to available-for-sale financial assets in 2007, 2006 or 2005.

NOTE 20 INVENTORIES

SEKm	2007	2006	2005
Raw materials and consumables	3,363	3,094	2,840
Spare parts and supplies	1,664	1,498	1,539
Products in progress	934	789	776
Finished products	5,911	4,902	4,929
Felling rights	830	505	409
Advance payments to suppliers	78	59	57
TOTAL	**12,780**	**10,847**	**10,550**

In conjunction with efficiency programmes in 2007, an impairment loss of SEK 111m was recognized for raw materials and consumables.

NOTE 21 TRADE RECEIVABLES

SEKm	2007	2006	2005
Trade receivables, gross	17,125	15,688	15,263
Provision to reserves for doubtful debts	–304	–399	–235
Carrying amount of trade receivables	**16,821**	**15,289**	**15,028**

Analysis of credit risk exposure in trade receivables

SEKm	2007	2006	2005
Trade receivables neither overdue nor impaired	12,936	11,855	11,501
Trade received overdue but not impaired			
<30 days	2,899	2,468	2,462
30–90 days	780	731	834
90–180 days	156	185	183
>180 days	46	50	48
Impaired trade receivables	308	399	235
Total exposure	**17,125**	**15,688**	**15,263**

The category trade receivables that are neither overdue nor impaired includes SEK 347m (309;290) where the terms have been renegotiated and which otherwise would have been reported as overdue or impaired.

In total the Group has collateral mainly in the form of credit insurance taken out amounting to SEK 1,411m (1,163; 1,742). Of these SEK 221m (137; 141) relates to the category Trade receivables overdue but not impaired and SEK 4m (-; -) to the category Impaired trade receivables.

Provision to reserves for doubtful debts

SEKm	2007	2006	2005
Provision as at 1 January	–399	–235	–299
Provision for possible loan losses	–50	–243	–59
Confirmed losses	137	48	117
Increase due to acquisitions	0	–1	–1
Decrease due to sales	1	–	0
Decrease due to reversal of reserve for possible loan losses	19	15	18
Exchange differences	–12	17	–11
Provision as at 31 December	**-304**	**-399**	**-235**

Total expense for the year for doubtful debts amounted to SEK –39m (235; –47).

Financial statements



OTHER CURRENT RECEIVABLES

SEKm	2007	2006	2005
Bills receivable	786	630	611
Receivables from associates	1	5	1
Accrued financial income	23	17	9
Derivatives	84	60	116
Prepaid expenses and accrued income	769	731	798
Other	1,959	1,765	1,718
TOTAL	**3,622**	**3,208**	**3,253**



CURRENT FINANCIAL ASSETS AND CASH AND CASH EQUIVALENTS

Current financial assets

SEKm	2007	2006	2005
Financial assets	25	104	24
Derivatives	92	193	54
Loan receivables associates	1	0	2
Loan receivables other	248	112	157
TOTAL	**366**	**409**	**237**

Cash and cash equivalents

SEKm	2007	2006	2005
Cash and bank balances	1,681	1,280	1,592
Short-term investments < 3 months	1,342	319	92
TOTAL	**3,023**	**1,599**	**1,684**



NON-CURRENT ASSETS HELD FOR SALE

SEKm	2007	2006	2005
Goodwill	–	1,588	–
Other intangible assets	–	3	–
Buildings	–	308	49
Land	52	65	8
Machinery and equipment	3	417	11
Assets under construction	–	40	–
Non-current financial assets	–	4	–
Deferred tax assets	–	134	–
Non-current assets held for sale	**55**	**2,559**	**68**
Provisions for pensions	–	14	–
Deferred tax liabilities	–	41	–
Liabilities held for sale	**–**	**55**	**–**

Non-current assets with a total value of SEK 3m (2,541) were reclassified and reported as held for sale in 2007. The remainder is expected to be sold in 2008. At reclassification the assets were measured at the lower of carrying amount and fair value with a deduction for selling costs, which in 2007 did not lead to any impairment. In 2006 and 2005, impairment losses amounted to SEK 30m and SEK 33m respectively. Of the 2006 amount, SEK 2,428m pertained to assets and SEK 55m to liabilities in the North American packaging operations which were sold in 2007.

 EQUITY

SEKm 2005	Share capital	Other capital provided	Reserves [1]	Retained earnings	Equity attributable to equity holders of the parent	Minority	Total
Value at 2005-01-01	**2,350**	**6,830**	**–670**	**45,935**	**54,445**	**768**	**55,213**
Actuarial gains and losses relating to pensions, incl. payroll tax				–238	**–238**		**–238**
Available-for-sale financial assets:							
Result from valuation to fair value recognized in equity			191		**191**		**191**
Cash flow hedges:							
Result from remeasurement of derivatives recognized in equity			64		**64**		**64**
Transferred to income statement for the period			3		**3**		**3**
Transferred to cost of hedged non-current assets			–24		**–24**		**–24**
Exchange difference on foreign operations			3,303		**3,303**	52	**3,355**
Result from hedging of net investment in foreign operations			567		**567**		**567**
Tax on items recognized directly in / transferred from equity			–11	49	**38**		**38**
Total transactions recognized directly in equity			**4,093**	**–189**	**3,904**	**52**	**3,956**
Profit for the year recognized in income statement				430	**430**	24	**454**
Total recognized income and expenses for the period			**4,093**	**241**	**4,334**	**76**	**4,410**
Change in group composition					–	–50	**–50**
Sale of treasury shares				15	**15**		**15**
Dividend, SEK 3.50 per share [2]				–2,451	**–2,451**	–27	**–2,478**
Value at 2005-12-31	**2,350**	**6,830**	**3,423**	**43,740**	**56,343**	**767**	**57,110**
2006							
Actuarial gains and losses relating to pensions, incl. payroll tax				2,351	**2,351**		**2,351**
Available-for-sale financial assets:							
Result from valuation to fair value recognized in equity			210		**210**		**210**
Transferred to profit or loss at sale			–38		**–38**		**–38**
Cash flow hedges:							
Result from remeasurement of derivatives recognized in equity			58		**58**		**58**
Transferred to income statement for the period			–99		**–99**		**–99**
Transferred to cost of hedged non-current assets			5		**5**		**5**
Exchange difference on foreign operations			–2,423		**–2,423**	–38	**–2,461**
Result from hedging of net investment in foreign operations			–352		**–352**		**–352**
Tax on items recognized directly in / transferred from equity			11	–716	**–705**		**–705**
Total transactions recognized directly in equity			**–2,628**	**1,635**	**–993**	**–38**	**–1,031**
Profit for the year recognized in the income statement				5,437	**5,437**	30	**5,467**
Total recognized income and expenses for the period			**–2,628**	**7,072**	**4,444**	**–8**	**4,436**
Change in group composition					–	–41	**–41**
Revaluation of owned portion at successive acquisitions, net after tax			4		**4**		**4**
Sale of treasury shares				79	**79**		**79**
Dividend, SEK 3.67 per share [2]				–2,571	**–2,571**	–54	**–2,625**
Value at 2006-12-31	**2,350**	**6,830**	**799**	**48,320**	**58,299**	**664**	**58,963**
2007							
Actuarial gains and losses relating to pensions, incl. payroll tax				1,236	**1,236**	–6	**1,230**
Available-for-sale financial assets:							
Result from valuation to fair value recognized in equity			–255		**–255**		**–255**
Transferred to profit or loss at sale			–34		**–34**		**–34**
Cash flow hedges:							
Result from remeasurement of derivatives recognized in equity			63		**63**		**63**
Transferred to income statement for the period			–25		**–25**		**–25**
Transferred to cost of hedged non-current assets			2		**2**		**2**
Exchange difference on foreign operations			–17		**–17**	40	**23**
Result from hedging of net investment in foreign operations			360		**360**		**360**
Tax on items recognized directly in / transferred from equity			–11	–299	**–310**	2	**–308**
Total transactions recognized directly in equity			**83**	**937**	**1,020**	**36**	**1,056**
Profit for the year recognized in the income statement				7,138	**7,138**	23	**7,161**
Total recognized income and expenses for the period			**83**	**8,075**	**8,158**	**59**	**8,217**
Transfer of impairment losses for the period, net after tax			–40	40	0	–	0
Change in Group composition					–	–17	–17
Adjustment between SCA's owners equity and liability to minority interests in SCA Hygiene Products AG [3]				–115	**–115**	115	**0**
Sale of treasury shares				55	**55**		**55**
Dividend, SEK 4.00 per share [2][3]				–2,807	**–2,807**	–132	**–2,939**
Value at 2007-12-31	**2,350**	**6,830**	**842**	**53,568**	**63,590**	**689**	**64,279**

[1] Reserves refer to Revaluation reserve, Hedging reserve, Available-for-sale assets and Translation reserve, see specification on next page.

[2] Dividend per share pertains to Parent Company shareholders. The Board of Directors has decided to propose to the Annual General Meeting a dividend of SEK 4.40 per share for financial year 2007.

[3] Adjustment for retroactive dividend to minority shareholders in SCA Hygiene Products AG (formerly PWA) following final court decision in 2007. Dividends paid to minority shareholders in PWA amounted to SEK 131m in 2007, of which SEK 20m relates to guaranteed current dividend and SEK 111m retroactive dividend.

For further information, see Parent company's Note 44.



NOTE 25 CONTINUED

Specification of reserves

SEKm	Revaluation reserve [1]			Hedging reserve [2]			Available-for-sale assets			Translation reserve		
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
Value as at 1 January	**147**	**143**	**143**	**–3**	**23**	**–11**	**559**	**386**	**197**	**96**	**2,871**	**–999**
Available-for-sale financial assets												
Result from valuation to fair value recognized in equity							–255	210	191			
Transferred to profit or loss at sale							–34	–38				
Cash flow hedges:												
Result from remeasurement of derivatives recognized in equity				63	58	64						
Transferred to income statement for the period				–25	–99	3						
Transferred to cost of hedged non-current assets				2	5	–24						
Exchange difference on foreign operations [3]										–17	–2,423	3,303
Result from hedging of net investment in foreign operations [4]										360	–352	567
Tax on items recognized directly in / transferred from equity				–11	10	–9		1	–2			
Total recognized income and expenses for the period	**–**	**–**	**–**	**29**	**–26**	**34**	**–289**	**173**	**189**	**343**	**–2,775**	**3,870**
Revaluation of owned portion at successive acquisitions, net after tax		4										
Transfer impairments for the period, net after tax	–40											
Closing value as at 31 December	**107**	**147**	**143**	**26**	**–3**	**23**	**270**	**559**	**386**	**439**	**96**	**2,871**

[1] Revaluation reserve includes effect on equity of successive acquisitions.

[2] See also Note 2 for details of when profit or loss is expected to be recognized.

[3] Of which transfer to income statement of realized exchange gain relating to sold/liquidated companies is included with SEK –11m (–; –).

[4] Of which transfer to income statement of previous year's profit or loss from hedging positions relating to sold companies is included with SEK –25m (–; –).

The debt/equity ratio amounted to 0.58 as at 31 December 2007 which is less than SCA's long-term target of 0.7. The debt/equity ratio deviates from this target at times and over the past ten-year period has varied between 0.39 and 0.83. Change in liabilities and equity is described on page 22, Financial position. SCA has a credit rating for long-term debt of Baa1/ BBB+ from Moody's and Standard & Poor's respectively. SCA's financial risk management is described in Note 2. SCA's dividend policy and capital structure are described on page 8.

NOTE 26 FINANCIAL LIABILITIES

As at 31 December 2007 gross debt, including accrued interest, amounted to SEK 42,433m. The interest-bearing gross debt was SEK 42,190m. Distribution of the financial liabilities is shown in the tables below.

Financial liabilities

SEKm	Carrying amount			Fair value		
	2007	2006	2005	2007	2006	2005
Current financial liabilities						
Amortization within one year	352	292	263	352	292	263
Bond issues	–	6,513	156	–	6,513	156
Derivatives	173	137	294	173	137	294
Loan with maturities of less than one year	21,418	14,595	19,477	21,418	14,595	19,477
Total current financial liabilities [1]	**21,943**	**21,537**	**20,190**	**21,943**	**21,537**	**20,190**
Non-current financial liabilities						
Bond issues	13,308	12,086	13,205	13,644	11,988	13,218
Derivatives	356	413	423	356	413	423
Other long-term loans with maturities > 1 year < 5 years	2,725	2,933	3,856	2,945	2,989	3,797
Other long-term loans with maturities > 5 years	3,858	1,420	1,154	4,175	1,409	1,452
Total non-current financial liabilities	**20,247**	**16,852**	**18,638**	**21,120**	**16,799**	**18,890**
TOTAL	**42,190**	**38,389**	**38,828**	**43,063**	**38,336**	**39,080**

[1] Fair value of short-term loans is estimated to be the same as the carrying amount.

Interest-bearing gross debt by currency [1]

SEKm	2007	2006	2005
EUR	14,799	12,526	10,637
SEK	14,215	10,123	11,026
GBP	3,026	3,729	3,400
USD	1,797	4,988	6,566
MXN	1,577	1,453	1,803
DKK	1,172	1,028	1,055
AUD	1,069	1,037	1,335
PLN	709	437	159
NZD	645	646	505
RUB	595	412	185
SGD	534	146	151
COP	387	402	369
SKK	217	312	482
Other	1,448	1,150	1,155
TOTAL	**42,190**	**38,389**	**38,828**

[1] Interest-bearing gross debt taking into account derivatives including hedging of foreign net assets.

Bond issues

Issued-Maturity	Loan description	Nominal	Interest	Carrying amount 31 Dec. 2007 SEKm	Fair value SEKm
2003 - 2015	4.50% Notes Due 2015	USD 450m	4.50%	2,880	2,961
2005 - 2010	3.60% Notes Due 2010	SEK 1,500m	3.60%	1,500	1,494
2005 - 2010	Floating Rate Note Due 2010	SEK 500m	3 Months Stibor + 0.34%	500	487
2005 - 2015	Index Linked Interest Note	SEK 300m	3.50% Index (KPI) - Linked	274	301
2005 - 2015	Index Linked Interest Note	SEK 500m	3.50% Index (KPI) - Linked	569	501
2006 - 2011	3.88% Notes Due 2011	EUR 700m	3.88%	6,577	6,852
2007 - 2014	4.70% Notes Due 2014	SEK 500m	4.70%	500	524
2007 - 2014	4.70% Notes Due 2014	SEK 500m	4.70%	508	524
TOTAL				**13,308**	**13,644**

NOTE 27 PROVISIONS FOR PENSIONS

SCA has both defined contribution and defined benefit pension plans. The most substantial defined benefit plans are based on period of service and the remuneration received by employees on or close to retirement. The total pension costs for the defined benefit plans are shown below.

SEKm	2007	2006	2005
Current service cost, excluding contributions by plan participants	482	616	547
Past service cost	10	–12	35
Interest expense	987	911	870
Expected return on plan assets	–1,226	–951	–822
Pension costs before effects of curtailments and settlements	**253**	**564**	**630**
Curtailments	–36	–5	
Settlements		–7	73
Net pension costs after effects of curtailments and settlements	**217**	**552**	**703**

Of the pension costs for defined benefit plans, SEK 69m (189; 210) is recognized as a financial expense which is calculated based on the net value of each plan at the beginning of the year.

Expected return on plan assets is determined on the basis of the assumption that the return on bonds will be the same as the interest on a 10-year government bond and that return on equities will reach the same interest with the addition of a risk premium. The interest decided for each country is weighted on the basis of how large a proportion comprises equities and bonds respectively. At year-end 61% (65; 63) of the total fair value of the plan assets was invested in equities. The remaining 39% (35; 37) comprised fixed-income investments. The actual return on the plan assets in 2007 was SEK 127m (2,239; 2,751).

Pension plans with balance sheet surpluses are reported as an asset in the balance sheet, Surplus in funded pension plans. Other pension plans, which in balance sheet terms are not fully funded or unfunded, are reported as Provisions for pensions. The value of all pension plans is distributed among surplus in funded pension plans and provisions for pensions respectively as shown below.

SEKm	2007	2006	2005
Provisions for pensions	1,987	2,793	4,810
Surplus in funded pension plans	–2,137	–1,419	–470
Provision for pensions, net value	**–150**	**1,374**	**4,340**

The summaries below specify the net value of the defined benefit pension obligations.

SEKm	2007	2006	2005
Defined benefit obligations	18,377	20,270	20,936
Fair value of plan assets	–18,448	–18,810	–16,513
Net value	**–71**	**1,460**	**4,423**
Unrecognized past service costs	–79	–86	–83
Provision for pensions, net value	**–150**	**1,374**	**4,340**

Actuarial gains and losses for the year, reported in Consolidated statement of recognized income and expense, are positive and amount to SEK 1,301m (2,254; –255). The accumulated gains and losses recognized in this manner thus amount to SEK 2,981m (1,680; –574).

In addition to the effect of changes in actuarial assumptions, such as change of discount rate etc., actuarial gains and losses arose as a result of deviation from initial assumptions based on experience. Experience based deviations include unexpectedly high or low figures for employee turnover, early retirement, mortality or salary increases as well as deviation from expected rate of return on plan assets. The percentage effect of such adjustments when it applies to defined benefit obligations is marginal and amounts to 0% (1; 0). With regard to plan assets the deviation is –6% (7; 12) which means that return on the plan assets was less than expected in 2007.

In addition to what is recognized in the net value as plan assets for existing obligations, there are assets in two Swedish foundations amounting to SEK 881m (1,017; 708) which can be used for possible future undertakings for early retirement for certain categories of employees.

SCA has obligations for disability and family pensions for salaried employees in Sweden, secured through insurance with the insurance company Alecta. These benefits are reported as a defined contribution plan since the net after deduction for assets with the insurance provider is only a minor amount and since SCA did not have access to sufficient information to report this obligation as a defined benefit plan. Premiums during the year for disability and family pension insurance with Alecta amounted to SEK 23m (40; 41).

The following table shows the development of defined benefit obligations and plan assets.

	2007		2006		2005	
SEKm	Defined benefit obligations	Plan assets	Defined benefit obligations	Plan assets	Defined benefit obligations	Plan assets
Opening carrying amount	20,270	–18,810	20,936	–16,513	16,924	–12,949
Current service cost	587		698		622	
Interest expense	987		911		870	
Expected return on plan assets		–1,226		–951		–822
Past service cost	10		–12		35	
Acquisitions and disposals	100				45	–24
Curtailments, settlements and transfers	–29	–78	34		72	
Contributions by plan participants		–105		–82	–75	–75
Contributions by the employer		–561		–1,184		–823
Benefits paid	–1,018	1,018	–968	968	–816	816
Actuarial gains and losses	–2,396	1,096	–961	–1,288	2,117	–1,787
Exchange differences	–134	218	–368	240	1,142	–849
Closing carrying amount	**18,377**	**–18,448**	**20,270**	**–18,810**	**20,936**	**–16,513**
of which:						
Sweden	2,418	–2,475	2,605	–2,938	2,539	–2,460
UK	8,914	–9,962	10,666	–9,949	10,880	–8,748
Eurozone	2,944	–1,734	2,974	–1,929	3,298	–1,709

NOTE 27 CONTINUED

The following table shows the net value of provisions for pensions divided between funded and unfunded pension plans. Funded plans include previously separately reported partly funded plans. The funding level varies depending on the plan.

SEKm	2007	2006	2005
Funded plans			
Defined benefit obligations	16,539	18,381	18,952
Fair value of plan assets	–18,448	–18,810	–16,513
Net value funded plans	**–1,909**	**–429**	**2,439**
Unrecognized past service costs	–68	–73	–75
Provision for pensions, funded plans	**–1,977**	**–502**	**2,364**
Unfunded plans			
Defined benefit obligations	1,838	1,889	1,984
Unrecognized past service costs	–11	–13	–8
Provision for pensions, unfunded plans	**1,827**	**1,876**	**1,976**
Provision for pensions, net	**–150**	**1,374**	**4,340**

As in the previous year, no financial instruments issued by the company are included in the fair value of plan assets at 31 December 2007.

SCA's budgeted contributions for the defined benefit obligations amount to approximately SEK 200m for 2008.

Principal actuarial assumptions, %

	Sweden	UK	Eurozone
2007			
Discount rate	4.74	6.04	5.45
Expected salary increase rate	3.60	4.25	3.25
Expected inflation	2.10	3.00	2.00
Expected return on plan assets	7.49	7.22–7.46	5.35–6.75
2006			
Discount rate	3.79	5.12	4.60
Expected salary increase rate	3.60	4.25	3.25
Expected inflation	2.00	2.90	2.00
Expected return on plan assets	6.28	6.77	4.42–5.79
2005			
Discount rate	3.50	4.75	4.00
Expected salary increase rate	3.25	4.00	3.25
Expected inflation	2.00	2.75	2.00
Expected return on plan assets	5.50	6.50	4.00–5.50

The actuarial assumptions comprise the most significant assumptions applied when calculating defined benefit obligations on the balance sheet date. Expected return on plan assets is applied when calculating the subsequent year's pension cost.

Actuarial gains and losses arise as a result of deviations from actuarial and experience-based assumptions as well as a different return on plan assets than expected. These gains and losses are recognized directly in equity in the period in which they arise. A change in the discount rate of 0.25 percentage points affects the total value of obligations by approximately SEK 700m. Taking into account that 61% of plan assets are invested in equities, a 10% upturn/decline in the total shareholding would lead to a change in value of approximately SEK 1,100m.

NOTE 28 OTHER PROVISIONS

SEKm	Acquisitions and divestments	Efficiency programmes	Current operations	Tax risks	Environment	Legal disputes	Other	Total
Opening carrying amount	4	980	37	403	324	28	–107	1,669
Provisions during the year	0	1,315	0	0	86	6	84	1,491
Utilization during the year	0	–675	–12	–110	–274	–6	–22	–1,099
Reclassifications	0	0	13	11	0	0	–2	22
Dissolved during the year	–2	0	–3	–56	0	–5	–11	–77
Exchange differences	0	19	0	2	6	0	1	28
Closing carrying amount	**2**	**1,639**	**35**	**250**	**142**	**23**	**–57**	**2,034**
Provisions comprise:								
Short-term component								1,165
Long-term component								869

Other provisions amount to SEK 2,034m (1,669; 3,782). During the year new provisions were made of SEK 1,419m, of which SEK 1,220m relates to efficiency enhancements started in December 2007. Of the efficiency programmes' provisions, SEK 675m was paid in 2007 and SEK 1,031m is expected to be paid in 2008 and the remaining SEK 608m in 2009 and 2010. Provisions for environment mainly comprise a liability for carbon dioxide emissions in 2007, SEK 83m. Other includes provisions for payroll tax receivable relating to actuarial gains and losses booked directly in equity of SEK –132m.



NOTE 29 OTHER NON-CURRENT LIABILITIES

SEKm	2007	2006	2005
Derivatives	3	16	55
Other non-current liabilities	130	141	153
TOTAL	**133**	**157**	**208**

Of other non-current liabilities, SEK 48m (54; 63) falls due for payment later than within 5 years.



NOTE 30 OTHER CURRENT LIABILITIES

Other current liabilities

SEKm	2007	2006	2005
Liabilities to associates	2	2	3
Derivatives	57	48	69
Accrued expenses and prepaid income	6,647	5,354	5,520
Other operating liabilities	2,255	2,051	2,268
TOTAL	**8,961**	**7,455**	**7,860**

Accrued expenses and prepaid income

Accrued social security costs	406	371	391
Accrued vacation pay liability	809	790	810
Other liabilities to personnel	1,118	840	889
Accrued financial expenses	265	197	153
Bonus and discounts to customers	1,732	1,190	1,299
Other items	2,317	1,966	1,978
TOTAL	**6,647**	**5,354**	**5,520**

NOTE 31 CONTINGENT LIABILITIES

SEKm	2007	2006	2005
Guarantees for:			
employees	7	6	8
associates	38	37	39
customers and others	37	36	36
Tax disputes	420	223	455
Other contingent liabilities	107	96	117
TOTAL	**609**	**398**	**655**

Contingent liabilities for tax disputes mainly relates to claims for additional taxes in Spain and Italy. The claim by the Spanish tax authorities amounts to EUR 19,5m including interest. The claim is related to restructuring measures that the sellers of a Spanish company carried out prior to SCA's acquisition of the company in 1997. SCA has provided a security for payment but is challenging the claim and assesses that the claim will not be upheld in court. Consequently, no provision has been made in the closing accounts. A contingent liability is recognised in an amount of EUR 18,4m relating to recurring tax depreciation after a combination of the businesses in several Italian SCA companies. The amount reflects the worst case outcome to date for existing and possible claims in relation to depreciation made – including penalties and interest. The Italian tax authority has raised claims in the amount of EUR 0,4m for the fiscal year 2000. A court of first instance has rejected this claim but the tax authority has appealed the courts' decision and also raised claims for the fiscal years 2001 – 2002 in the amount of EUR 6,9m. SCA assesses that the claims will not be upheld by the Italian courts and recognises no provision in the closing accounts.

SCA entered into lease-out/lease-in transactions during 1996 with American banks as counter parties pertaining to the two LWC plants in Ortviken, Sweden. The terms of the contracts were originally 32 and 36 years. However, SCA has the opportunity to cancel the transactions in 2014 and 2015, respectively, without incurring any financial consequences. At the time the transactions were effected, the net present value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4 billion or USD 611m. This amount, in accordance with the agreements, is partly deposited in accounts in banks with at least AA rating, and partly in US securities with an AAA rating. SCA carries the credit risk against the depositary banks, but this is considered, as a result of the structure of the agreements, to be insignificant. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. Moreover, SCA is liable to take such action if the depositary bank's rating falls below A+. The counter parties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 1996 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfil, or cannot fulfil the leasing contracts, SCA is liable to compensate the counter parties for financial losses which may be incurred as a result. Compensation varies during the lifetime and can amount to a maximum of about 15% of the present value of the leasing amount. The agreements were composed and examined by legal experts in Sweden and the U.S. and are considered to follow the standard practice for lease-out/lease-in transactions.

During 2000, SCA entered into a leasing transaction with American banks as counterparties pertaining to the Östrand pulp mill in Timrå, Sweden. The term of the transaction was originally 30 years. However, SCA has the opportunity to cancel the transactions in 2017 without incurring any financial consequences. At the time the transactions were effected, the current value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4 billion or USD 442m. Of this amount, in accordance with the agreement, an amount corresponding to SEK 3.6 billion is partly deposited in accounts in banks, partly in US securities, both with AA ratings. SCA carries the credit risk against the depositary banks, but this is considered, as a result of the structure of the agreements, to be insignificant. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. The counterparties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 2000 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfil, or cannot fulfil the leasing contracts, SCA is liable to compensate the counter parties for economic losses that may be incurred as a result. Compensation varies during the lifetime and can amount to a maximum of about 15% of the present value of the leasing amount. The agreements, as in the 1996 transactions, were composed and examined by legal experts in Sweden and the US and are considered to follow the standard practice for this type of transaction.

In 2007 SCA entered into a sale and leaseback transaction with a European bank relating to the new soda recovery boiler at the liner plant in Obbola, Sweden. The term of the contract is 25 years and SCA has a right to terminate the transaction in 2023 without any financial consequences. The present value of SCA's future rental amounts amounted to SEK 671m which was invested in a security with an AA rating issued by the counterparty and deposited in a Swedish bank assigned to handle rental payments during the term of the contract. Should the counterparty's rating fall below BBB-, SCA is entitled, without incurring any financial consequences, to terminate the transaction in advance. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfil, or cannot fulfil the leasing contract, SCA is liable to compensate the counterparty for any economic loss that may be incurred as a result. Compensation varies during the term and can amount to a maximum of 15% of the transaction amount. SCA has the use of the facility without operational restrictions. The lease and depositary arrangement were recognized net in SCA's balance sheet in 2007.

The three ships which are included in SCA's distribution system are owned and financed by three bank-controlled companies. The vessels are operated by Rederi AB Transatlantic under three so-called bare-boat charters and are placed at the disposal of SCA Transforest by Rederi AB Transatlantic under three time charters. In the event that Rederi AB Transatlantic does not fulfil its obligations to the owners, SCA Transforest is committed to assume the bare-boat charters on behalf of Rederi AB Transatlantic or acquire the vessels.

In 2005, SCA signed an eight-year fixed-price agreement with a Swedish electricity supplier for electricity deliveries to the company's Swedish plants. The agreement covers approximately 45% of estimated consumption at these plants.

In 2007, SCA signed a ten-year fixed-price agreement with a Norwegian electricity supplier comprising electricity deliveries corresponding to approximately 17% of the estimated consumption. The agreement with the Norwegian supplier comes into effect in 2009.

In raising certain credits, at the request of the lender, companies in the Group provided letters of comfort and other, similar support letters. To the extent that similar documents are not reported as contingent liabilities, the assessment was made that said documents cannot serve as a basis for payment obligations. In addition, a negative clause was included in certain loan agreements, with the consequence that the borrower cannot, without the approval of the lender, pledge collateral for other commitments during the credit period.

In the sale of companies and operations SCA has provided the customary seller guarantees.

NOTE 32 PLEDGED ASSETS

SEKm	Pledged assets related to financial liabilities	Other	Total 2007	Total 2006	Total 2005
Real estate mortgages	435	47	482	539	556
Chattel mortgages	5	25	30	30	63
Other	2	121	123	130	41
TOTAL	**442**	**193**	**635**	**699**	**660**

Liabilities for which some of these assets were pledged as collateral amounted to SEK 1m (1; 45).

Parent Company Notes



NOTE 33 OTHER EXTERNAL COSTS

2007 other external costs include impairment of a receivable by SEK 29m (0). External costs also include consultancy fees, travel expenses, management costs, etc.
Fees and remuneration to auditors are included with:

SEKm	2007	2006
PricewaterhouseCoopers		
Audit assignments	9	9
Other assignments	2	2
TOTAL	**11**	**11**

LEASING

Future payment commitments for non-cancellable operating leases are as follows:

SEKm	2007	2006
Within 1 year	42	43
Between 2–5 years	100	120
Later than 5 years	79	106
TOTAL	**221**	**269**

Cost for the year for leasing of assets amounted to SEK 46m (26). Leased assets comprise means of transportation, premises and technical equipment. In reality, such contracts can be terminated early.



NOTE 34 PERSONNEL AND BOARD COSTS

Salaries and remuneration

SEKm	2007	2006
Board of Directors [1], President, Executive Vice President and Senior Executives (4 (3))	48	21
of which variable salary	12	0
Other employees	107	65
TOTAL SALARIES AND REMUNERATION	**155**	**86**

Of salaries and remuneration for 2007, SEK 20m related to efficiency enhancement programmes and severance pay for the former president.

[1] Board fees decided by the Annual General Meeting amounted to SEK 4.2m (3.8). For further information, see Note 7.

Social security costs

SEKm	2007	2006
Total social security costs	113	72
of which pension costs [2]	60	42

In social security costs for 2007, SEK 9m pertained to costs for efficiency programmes as well as social security costs on the former president's severance pay, of which SEK 3m comprised pension costs.

[2] Of the Parent Company's pension costs, SEK 25m (28) pertain to the Board, President and Executive Vice Presidents. Former Presidents and Executive Vice Presidents and their survivors are also included. The company's outstanding pension obligations to them amount to SEK 255m (243).

Pension costs

SEKm	2007	2006
Self-administered pension plans		
Costs excl. interest expense	25	21
Interest expense (reported in personnel costs)	11	11
Pension payments PRI	2	2
Compensation pension funds	–	–12
	38	**22**
Retirement through insurance		
Insurance premiums	13	13
Other	–1	–1
	50	**34**
Policyholder tax	0	0
Special payroll tax on pension costs	11	7
Cost of credit insurance, etc.	–1	1
Pension costs for the year	**60**	**42**

Premiums during the year for disability and family pension insurance with Alecta amounted to SEK 3m (4). (See also Note 27 Pension Provisions, Page 95). Personnel costs also include other personnel costs with SEK 19m (18).

Average number of employees

	2007	2006
Sweden	97	89
of whom women, %	47	50

Of the total number of Board members 10% (9) are women and 17% (18) of senior executives are women.

Absence due to illness, %

	2007	2006
Total absence due to illness of normal working hours	2	3
Men	0	2
Women	3	4
Of which contiguous absence due to illness of 60 days or more comprises	70	68

Breakdown of absence due to illness by age group, %

–29	30–49	50+
1	1	4

NOTE 35 DEPRECIATION OF TANGIBLE AND INTANGIBLE FIXED ASSETS

SEKm	2007	2006
Buildings	5	5
Land improvements	36	35
Machinery and equipment	0	0
Sub-total	**41**	**40**
Capitalized development costs	7	6
TOTAL	**48**	**46**

NOTE 36 FINANCIAL ITEMS

SEKm	2007	2006
Income from participations in group companies		
Dividends from subsidiaries	1,686	1,669
Income from participations in other companies		
Capital gains	5	10
Interest income and similar profit/loss items		
Interest income, external	1	1
Interest income, subsidiaries	267	201
Other financial income, external	5	24
Interest expenses and similar profit/loss items		
Interest expenses, external	–	–1
Interest expenses, subsidiaries	–1,869	–1,166
TOTAL	**95**	**738**

NOTE 37 APPROPRIATIONS AND UNTAXED RESERVES

Of the Parent Company's untaxed reserves SEK 128m (124) pertains to accumulated depreciation in excess of plan.

NOTE 38 TAXES

Tax on profit for the year

SEKm	2007	2006
Current tax income (–)	–343	–404
Deferred tax expense (+), tax income (–)	–262	15
TOTAL REPORTED TAX	**–605**	**–389**

	2007		2006	
Reconciliation	**SEKm**	**%**	**SEKm**	**%**
Expected expense	–605	143,4	–389	–98,8
Expected tax	–118	28,0	110	28,0
Difference	**–487**	**115,4**	**–499**	**–126,8**
Difference is due to:				
Taxes related to prior periods	–21	4,8	–30	–7,6
Non-taxable dividends	–472	111,9	–467	–118,6
Other non-taxable/non deductible items	6	–1,3	–2	–0,6
TOTAL	**–487**	**115,4**	**–499**	**–126,8**

The Parent Company participates in the Group's tax pooling arrangement and pays the majority of the Group's total Swedish taxes. Reported current tax income represents the portion of the Group's total Swedish taxes attributable to the Parent Company. Other Group companies that participate in the tax pooling arrangement have tax expenses totalling SEK 342m (380). The Parent Company's claim on subsidiaries for taxes on their account is reported as current receivables from subsidiaries.

Current tax income

SEKm	2007	2006
Income tax for the period	–343	–380
Adjustments for prior periods	–	–24
CURRENT TAX INCOME	**–343**	**–404**

CURRENT TAX LIABILITY (+), TAX ASSETS (–)

Change during the period of current tax liability is explained below:

SEKm	2007	2006
Opening balance	–8	–7
Current tax income	–343	–404
Paid tax	–9	23
Tax expense other Group companies	342	380
CLOSING TAX ASSETS	**–18**	**–8**

DEFERRED TAX EXPENSE (+), TAX INCOME (–)

SEKm	2007	2006
Changes in temporary differences	–241	21
Adjustments for prior periods	–21	–6
DEFERRED TAX EXPENSE (+), TAX INCOME (–)	**–262**	**15**

DEFERRED TAX LIABILITY

Change in deferred tax liability during the period is explained below:

SEKm	Opening balance	Deferred tax expense	Closing balance
Land and buildings	1,467	5	1,472
Provisions for pensions	–86	–6	–92
Tax loss carry forwards	–99	–256	–355
Other	–40	–5	–45
TOTAL	**1,242**	**–262**	**980**



INTANGIBLE FIXED ASSETS

Capitalized expenditure for development costs

SEKm	2007	2006
Opening cost	34	34
Investments	1	–
Closing accumulated cost	**35**	**34**
Opening depreciation	–23	–17
Depreciation for the year	–7	–6
Closing accumulated depreciation	**–30**	**–23**
CLOSING PLANNED RESIDUAL VALUE	**5**	**11**



TANGIBLE FIXED ASSETS

	Buildings		Land		Machinery and equipment	
SEKm	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Opening cost	150	146	1,452	1,337	15	16
Investments	1	4	118	129	1	–
Sales and disposals	–1	–	–2	–14	–	–1
Closing accumulated cost	**150**	**150**	**1,568**	**1,452**	**16**	**15**
Opening depreciation	–63	–58	–490	–461	–14	–15
Sales and disposals	–	–	–	6	–	1
Depreciation for the year	–5	–5	–36	–35	0	0
Closing accumulated depreciation	**–68**	**–63**	**–526**	**–490**	**–14**	**–14**
Opening write-ups	–	–	5,079	5,079	–	–
Closing accumulated write-ups	**–**	**–**	**5,079**	**5,079**	**–**	**–**
CLOSING PLANNED RESIDUAL VALUE	**82**	**87**	**6,121**	**6,041**	**2**	**1**
Tax assessment value	34	35	9,780	9,823		

Land includes forest land with SEK 5,716m (5,662).



NOTE 41 SHARES AND PARTICIPATIONS

	Subsidiaries		Other companies	
SEKm	2007	2006	2007	2006
Opening cost	56,657	53,874	70	70
Increase through acquisition of subsidiaries	–	2,783	–	–
Divestments	–	–	–59	–
Closing accumulated cost	**56,657**	**56,657**	**11**	**70**
Opening write-ups	140	140	–	–
Closing accumulated write-ups		**140**	**0**	**0**
Opening write-downs	–140	–140	–45	–45
Reversal of write-downs for the year	–	–	45	0
Closing accumulated write-downs	**–140**	**–140**	**0**	**–45**
CLOSING PLANNED RESIDUAL VALUE	**56,657**	**56,657**	**11**	**25**

2006 increase through acquisition of subsidiaries comprises a purchase from another Group company. In 2007 the shareholding in the French company Otor SA was sold.

Parent Company's holdings of shares and participations in subsidiaries, 31 December 2007

Company name	Reg. No.	Domicile	No. of shares	Share of equity, %	Carrying amount, SEKm
Swedish subsidiaries					
Fastighets- och Bostads-aktiebolaget FOBOF	556047-8520	Stockholm	1,000	100	0
SCA Försäkrings-aktiebolag	516401-8540	Stockholm	140,000	100	14
SCA Kraftfastigheter AB	556449-7237	Stockholm	1,000	100	0
SCA Recovered Papers Holding AB	556537-5739	Stockholm	1,000	100	0
SCA Research AB	556146-6300	Stockholm	1,000	100	0
SCA Hedging AB	556666-8553	Stockholm	1,000	100	0
Foreign subsidiaries:					
SCA Group Holding BV	33181970	Amsterdam	246,347	100	53,860
SCA Packaging Coordination Center NV	BTW BE 864.768.955	Diegem	1,079,999	100	985
SCA Packaging Marketing NV	BTW BE 0421.120.154	Diegem	731,279	100	1,798
Total carrying amount subsidiaries					**56,657**



NOTE 42 RECEIVABLES FROM AND LIABILITIES TO SUBSIDIARIES

SEKm	2007	2006
Current assets		
Interest-bearing receivables	76	52
Other receivables	1,371	1,235
TOTAL CURRENT ASSETS	**1,447**	**1,287**
Current liabilities		
Interest bearing liabilities	44,438	41,562
Other liabilities	3,841	3,669
TOTAL CURRENT LIABILITIES	**48,279**	**45,231**



NOTE 43 OTHER CURRENT RECEIVABLES

SEKm	2007	2006
Prepaid expenses and accrued income	14	10
Other receivables	125	169
TOTAL	**139**	**179**



NOTE 44 EQUITY

Change in equity is shown in the financial report relating to Equity presented on page 65. The share capital and number of shares have increased since 1993 with new issues, conversions and split as set out below:

Year	Event	No. of shares	Increase in share capital	Cash payment, SEKm
1993	**Number of shares 1 January 1993**	**172,303,839**		
1993	Conversion of debentures and new subscription through warrants	4,030,286	40.3	119.1
	New issue 1:10, issue price SEK 80	17,633,412	176.3	1,410.7
1994	Conversion of debentures	16,285	0.2	–
1995	Conversion of debentures	3,416,113	34.2	–
1999	New issue 1:6, issue price SEK140	32,899,989	329.0	4,579.0
2000	Conversion of debentures	101,631	1.0	15.0
2001	New issue, private placement	1,800,000	18.0	18.0
2002	New subscription through warrants IIB	513	0	0.1
2003	Conversion of debentures	1,127,792	11.3	288.4
	New subscription through warrants IIB	1,697,683	17.0	434.5
2004	Conversion of debentures	9,155	0.1	1.1
2007	Split 3:1	470,073,396	–	–
Number of shares, 31 December 2007		**705,110,094**		

SCA's share capital, 31 December 2007

	Number of votes	Number of shares	Share capital, SEKm
A shares	10	112,905,207	376
B shares	1	592,204,887	1,974
TOTAL		**705,110,094**	**2,350**

No change in number of shares will occur in the event of utilization of outstanding stock options since these are totally covered by the Parent Company's treasury shares.

The quota value of the Parent Company's shares amounts to SEK 3.33.

Treasury shares at the beginning of the year amounted to 1,253,138 shares and at year end to 3,154,812 shares. Shares are held as part of the employee stock option programmes described in Note 7. During the year 2,154,576 shares were received through a split and 252,902 were redeemed by employees included in the programmes.



PROVISIONS FOR PENSIONS

Parent Company has both defined contribution and defined benefit pension plans. Below is a description of the Parent Company's defined benefit plans.

PRI PENSIONS

Pension liabilities pertaining to PRI pensions have been secured through a common Swedish SCA pension fund. The market value of the Parent Company's portion of the foundation's assets as at 31 December 2007 amounted to SEK 63m (72). During the year compensation of SEK 0m (12) was received. The capital value of the pension obligations at 31 December 2007 amounted to SEK 63m (57). Pension payments of SEK 2m (2) were made during 2007. Since the assets are equal the pension obligations, no liability is recognized in the balance sheet.

OTHER PENSION OBLIGATIONS

The Group's Note 7 under the heading, Remuneration to senior executives during the year, describes the other defined benefit pension plans that the Parent Company offers. The table below shows the change between the years.

Capital value of pension obligations relating to self-administered pension plans

SEKm	2007	2006
Opening balance	321	306
Cost excluding interest expense	25	21
Interest expense (reported in personnel costs)	11	11
Payment of pensions	–16	–17
Closing balance	**341**	**321**

External actuaries have carried out capital value calculations pursuant to the provisions of the Swedish Act on Safeguarding of Pension Obligations. The discount rate is 3.5% for both years.



OTHER PROVISIONS

Total provisions for efficiency enhancement programmes amount to SEK 38m (23). Among provisions for the year future remuneration and social security costs for former president of SEK 16m are included. Of total provisions, SEK 9m (12) are long-term and SEK 29m (11) short-term. The short-term provisions are reported under Other current liabilities. Long-term provisions are expected to be paid in 2009.



OTHER CURRENT LIABILITIES

Other current liabilities

SEKm	2007	2006
Accrued expenses and prepaid income	105	55
Current provision	29	11
Other operating liabilities	5	4
TOTAL	**139**	**70**

Accrued expenses and prepaid income

SEKm	2007	2006
Accrued social security costs	18	8
Accrued vacation pay liability	10	8
Other liabilities to personnel	36	4
Other items	41	35
TOTAL	**105**	**55**



CONTINGENT LIABILITIES

SEKm	2007	2006
Guarantees for		
employees	1	1
subsidiaries	41,983	37,036
Other contingent liabilities	9	8
TOTAL	**41,993**	**37,045**

In addition, the Parent Company has signed subsidiary guarantees for 18 Dutch companies within the Packaging business group. The Parent Company guarantees all the company's obligations as for own debt.

The Parent Company is also a guarantor as for own debt for all the subsidiary SCA Graphic Sundsvall AB's obligations according to contracts regarding physical deliveries of electric power in 2005–2013.



PLEDGED ASSETS

SEKm	Owed to credit institutions	Other interest-bearing liabilities	Other	Total 2007	Total 2006
Real estate mortgages	481	–	–	481	481
Chattel mortgages	–	20	–	20	20
Other	–	–	121	121	130
TOTAL	**481**	**20**	**121**	**622**	**631**



FINANCIAL INSTRUMENTS BY CATEGORY

The accounting principles for financial instruments are applied for the items below.

The financial instruments in the Parent Company are classified as loans and receivables for assets and other financial liabilities for liabilities. No other categories have been utilized over the last two years. These balance sheet items are not fully reconcilable since they may include items that are not financial instruments.

Loans and receivables

SEKm	2007	2006
Assets in the balance sheet		
Financial assets		
Interest-bearing receivables	120	132
Interest-bearing receivables from subsidiaries	5,788	5,533
Current assets		
Receivables from subsidiaries	197	281
Other current receivables	114	112
Cash and bank balances	0	0
TOTAL	**6,219**	**6,058**

Other financial liabilities

SEKm	2007	2006
Liabilities in the balance sheet		
Current liabilities		
Liabilities to subsidiaries	45,210	42,029
Accounts payable	22	34
TOTAL	**45,232**	**42,063**



ADOPTION OF THE ANNUAL ACCOUNTS

The annual accounts will be adopted by SCA's Annual General Meeting and will be presented for decision at the Annual General Meeting on 8 April 2008.

Proposed distribution of earnings

ANNUAL ACCOUNTS 2007

Distribution of earnings, Parent Company	
Distributable equity in the Parent Company:	
retained earnings	9,312,370,464
net profit for the year	183,134,491
TOTAL	**9,495,504,955**

The Board of Directors and the President proposes:	
to be distributed to shareholders, a dividend of SEK 4.40 per share	3,088,603,241[1]
to be carried forward	6,406,901,714
TOTAL	**9,495,504,955**

Stockholm, 28 February 2008

The Board of Directors and President declare that the Annual Report has been prepared in accordance with generally accepted accounting principles, that the consolidated financial statements have been prepared in accordance with the international financial reporting standards referred to in European Parliament and Council of Europe Regulation (EC) No. 1606/2002 of 19 July 2002, on application of international financial reporting standards, that disclosures herein give a true and fair view of the Parent Company's and Group's financial position and results of operations, and that the statutory Board of Directors' Report provides a fair review of the Parent Company's and Group's operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.

Sverker Martin-Löf
Chairman of the Board

Rolf Börjesson
Board member

Sören Gyll
Board member

Tom Hedelius
Board member

Leif Johansson
Board member

Lars Jonsson
Board member

Lars-Erik Lundin
Board member

Anders Nyrén
Board member

Örjan Svensson
Board member

Barbara Milian Thoralfsson
Board member

Jan Johansson
President and CEO

Our audit report was submitted on 28 February 2008
PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

[1] Based on the number of outstanding shares as of 31 December 2007. The amount of the dividend may change if any treasury share transactions are executed before the record date, 11 April 2008.

Audit report

To the Annual Meeting of Shareholders in Svenska Cellulosa Aktiebolaget SCA (publ) Corporate identity number 556012-6293

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Svenska Cellulosa Aktiebolaget SCA (publ) for the year 2007. The company's annual accounts and the consolidated accounts are included in the printed version of this document on pages 14–102. The Board of Directors and the President are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and application of International Financial Reporting Standards, IFRS, as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free from material misstatement. An audit includes examination, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting policies used and of their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Annual Accounts Act and give a true and fair view of the Group's financial position and results of operations. The statutory Board of Directors' Report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the Annual General Meeting of shareholders that the income statements and balance sheets of the parent company and the Group be adopted, that the profit of the parent company be dealt with in accordance with the proposal in the Board of Directors' Report, and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, 28 February 2008

PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

Corporate governance report for Svenska Cellulosa Aktiebolaget SCA (publ)

More detailed information at www.sca.com

- Articles of Association
- Swedish Code of Corporate Governance
- Information from Annual General Meetings in previous years, since 2004 (notices, minutes, president's speeches and press releases)
- Information from Nomination Committee, since 2006 (composition, proposals and work)
- Information ahead of 2008 Annual General Meeting (notice, Nomination Committee proposals, account of the work of the Nomination Committee, Board's proposal for principles for remuneration to the President and other senior executives, information routines for notifying attendance at the meeting, etc.)
- Earlier Corporate Governance Reports, since 2005

THE SWEDISH SYSTEM FOR CORPORATE GOVERNANCE

The Swedish system for corporate governance is well-developed and stable.

EXTERNAL FRAMEWORK

The foundation of the Swedish system is the Swedish Companies Act which provides mandatory rules for the company's organization and governance while safeguarding shareholder influence. In addition there are both Swedish accounting legislation and international accounting rules that ensure that financial reporting meets high requirements. Significant aspects of the provision of information, in particular with regard to financial information, are regulated in Swedish law.

In addition to the formal legislation there are well-developed and equally mandatory rules on corporate governance in the national stock exchange's rules. In addition there is the Swedish Code of Corporate Governance, which has rules of a "comply or explain" nature as well as the Swedish Securities Council's guidelines on what is good practice on the stock market.

INTERNAL FRAMEWORK

The internal framework for corporate governance encompasses a number of key areas. The more prominent are rules of procedure for the Board, instructions for the President, financial policy, information policy, instructions for payment authorization and payments, risk management policy, pensions policy and the Code of Conduct.

CONTROL

A key part of a well-functioning corporate governance system consists of various forms of control. In addition to the company's auditors, the operations in the Swedish system are subject to control and monitoring by, among others, the Swedish Financial Supervisory Authority and the national stock exchange. Companies' own internal control structures at different levels are also of fundamental importance.

SCA'S CORPORATE GOVERNANCE

SCA applies the Swedish Code of Corporate Governance. This Corporate Governance Report is not part of the formal annual report and has not been reviewed by the company's auditors.

ARTICLES OF ASSOCIATION

The Articles of Association are adopted by the general meeting of shareholders and contain a number of basic mandatory details about the company. The complete Articles of Association are available on SCA's website, www.sca.com. SCA's Articles of Association stipulate, among other things, that the Board of Directors shall consist of three to twelve members, that Class A shares shall carry ten votes and Class B shares shall carry one vote.

GENERAL MEETINGS

The general meeting of shareholders is SCA's highest decision-making body, which all shareholders are entitled to attend. Each shareholder also has the right to have a matter considered at the general meeting. The company's Board of Directors is elected at the Annual General Meeting (AGM). Other mandatory tasks for the AGM include adopting the company's balance sheet and income statement, deciding on disposition of the earnings from the company's operations, deciding on guidelines for remuneration to senior executives and on discharging the members of the Board and the President from liability. The AGM also appoints the company's auditors.

ANNUAL GENERAL MEETING 2007

The Annual General Meeting of shareholders in SCA was held on Thursday, 29 March 2007 in Stockholm. Full details of the 2007 AGM are available on SCA's website www.sca.com.

ANNUAL GENERAL MEETING 2008

The next Annual General Meeting of shareholders in SCA will be held on Tuesday, 8 April 2008 (see page 124).

NOMINATION COMMITTEE

The Nomination Committee represents the company's shareholders. The committee is assigned the task of providing the best possible information on which the AGM can base its decisions and of submitting proposals for decisions on, among other things, the election of Board members and appointment of auditors and on their remuneration. The 2007 AGM decided that the Nomination Committee, ahead of the 2008 AGM, should consist of representatives for at least the four and at

Corporate governance at SCA is organized as set out below


Nomination Committee
Annual General Meeting
External Audit
Remuneration Committee
Board of Directors
Audit Committee
Internal Audit
President
Executive Vice President
Corporate Staffs
Business Group Presidents

most the six largest (in terms of voting rights) shareholders, together with the Chairman of the Board, who is also the convener.

COMPOSITION OF THE NOMINATION COMMITTEE AHEAD OF THE 2008 AGM:

- Carl-Olof By, AB Industrivärden, Chairman of the Nomination Committee
- Curt Källströmer, Handelsbanken's pension foundations, among others
- Anders Oscarsson, SEB Funds
- Hans Sterte, Skandia Liv
- Magnus Landare, Alecta
- Sverker Martin-Löf, Chairman of the Board of SCA

All shareholders have had an opportunity to submit proposals to the Nomination Committee. The Nomination Committee has submitted its proposals for the 2008 Annual General Meeting. The proposals are available on the company's website www.sca.com, with an account of how the Nomination Committee conducted its work.

BOARD OF DIRECTORS

The Board of Directors has overall responsibility for the company's organization and for management of the company's affairs.

BOARD MEMBERS

In accordance with the AGM decision the Board of Directors consists of eight members elected at the Annual General Meeting with no deputies. In addition, Board members include three members with three deputies appointed by the employees. Following Jan Åström's resignation from the Board during the year, the Board consisted of seven members elected at the Annual General Meeting. Detailed information about individual Board members and deputies is provided on page 110–111.

A majority (Börjesson, Gyll, Johansson, Nyrén and Barbara Milian Thoralfsson) of the AGM-elected members are independent of the company and senior management. Of these Board members, four (Börjesson, Gyll, Johansson and Barbara Milian Thoralfsson) can also be considered independent of the company's major shareholders. Following Jan Åström's resignation from the Board, no other member is a member of senior management. All of the Board members understand the requirements incumbent upon a listed company.

THE WORK OF THE BOARD

There is no specific allocation of duties within the Board other than the specific duties of the Chairman and the tasks incumbent on the Board's committees. The Board works according to the rules of procedure established by the Board. Work is carried out according to an annual schedule. The rules of procedure specify the allocation of duties among the Board members, its committees and the President. The rules of procedure stipulate the specific content and presentation of the information that management provides to the Board as well as ensuring that the Board conducts an annual review of its own routines. The Board has formed an Audit Committee and a Remuneration Committee from within its ranks. SCA's General Counsel is the Secretary to the Board. In 2007 the Board held nine meetings.

Board of Directors

	Attendance	Independent[1]	Attendance Audit Committee	Attendance Remuneration Committee	Fees[2]
Rolf Börjesson	8/9	□		1/1	475,000
Sören Gyll	8/9	□	6/7		500,000
Tom Hedelius	9/9			1/1	475,000
Leif Johansson	9/9	□			425,000
Sverker Martin-Löf, (Chairman)	9/9		7/7	1/1 (Chairman)	1,400,000
Anders Nyrén	8/9	⁚⁚	7/7 (Chairman)		525,000
Barbara M.Thoralfsson	9/9	□			425,000
TOTAL					**4,225,000 SEK**

[1] As defined in the Swedish Code of Corporate Governance.

[2] This amount relates to fees to Board members.

⁚⁚ = Member can be regarded as independent of the company and its management.

□ = Member can be regarded as independent of the company and its management and of the company's major shareholders.

Board members appointed by employee organizations are listed on page 111.

Corporate governance report

AUDIT COMMITTEE

The tasks of the Audit Committee, which is not authorized to make decisions, include making preparations for the Board's quality assurance of the company's financial reporting. The Committee's work involves internal control and compliance issues, checking reported figures, estimates, assessments and other material that may affect the quality of the financial reports. The Committee has assigned the company's auditors the specific task of examining how successfully the overall, as well as the more detailed rules for control are followed within the company. The Committee meets the company's auditors on a regular basis, sets up guidelines for audits and other services, evaluates the auditors and assists the Nomination Committee in the selection of auditors and in matters relating to remuneration. The Audit Committee consists of Anders Nyrén, Chairman, Sören Gyll and Sverker Martin-Löf. The Audit Committee held seven meetings in 2007.

REMUNERATION COMMITTEE

The Remuneration Committee handles salaries, pension benefits, incentive issues and other terms of employment for the President and other senior executives. Senior executives in this context include the Executive Vice President, business group presidents, individuals within the parent company who report to the President, and other executives that the Committee decides to include. The terms of employment for the President are determined by the Board while terms of employment for other senior executives are decided by the Remuneration Committee. The Remuneration Committee consists of Sverker Martin-Löf, Chairman, Tom Hedelius and Rolf Börjesson. The Remuneration Committee held one meeting in 2007. In addition, a number of issues were dealt with per capsulam.

CHAIRMAN OF THE BOARD

According to the Board's rules of procedure, the Chairman of the Board, in addition to presiding over the Board's activities, must communicate with the President in order to monitor the Group's operations and development on a continuous basis. In addition, the Chairman represents the company in ownership matters and ensures that the Board's work is evaluated annually and that the Board continuously updates and increases its in-depth knowledge of the Group's operations. The 2007 Annual General Meeting decided to appoint Sverker Martin-Löf as Chairman of the Board.

EVALUATION OF THE WORK OF THE BOARD

The work of the Board, like that of the President, is evaluated annually using a systematic and structured process, one purpose of which is to obtain a sound basis for the Board's own development work. The Nomination Committee is informed of the results of this evaluation.

REMUNERATION OF THE BOARD

The total fees for AGM-elected Board members were set by the AGM at SEK 4,225,000. The Chairman of the Board received an annual fee of SEK 1,275,000 and the other Board members who are not employees each received SEK 425,000. Members of the Remuneration Committee received an additional SEK 50,000 and members of the Audit Committee, an additional SEK 75,000, and the Chairman of the Audit Committee received an additional fee of SEK 100,000.

OPERATIONAL MANAGEMENT

THE PRESIDENT

The President, who is also the CEO, is responsible for ongoing management of the company in accordance with the Board's guidelines and instructions. The President is supported by an Executive Vice President, who is also the CFO, and a group management team, see page 112. The Board's rules of procedure and the Board's instructions for the President outline, among other things, the allocation of duties between the Board and the President.

BUSINESS GROUP MANAGEMENT

Each of the SCA Group's six business groups is headed by a business group president. The management of each business group has operational responsibility for their area. The rules of procedure and instructions ensure that a number of matters of importance within each business group are referred to the CEO or the parent company's Board of Directors.

REMUNERATION TO MANAGEMENT

PRINCIPLES FOR REMUNERATION TO SENIOR EXECUTIVES

The guidelines for remuneration to senior executives decided by the 2007 Annual General Meeting are available in Note 7 and on the company's website www.sca.com while the Board's proposal to the 2008 Annual General Meeting is available on page 24 of the Board of Directors' Report and on the company's website www.sca.com.

SALARIES AND OTHER REMUNERATION FOR THE PRESIDENT AND OTHER SENIOR EXECUTIVES

For information about salaries and other remuneration and benefits for the President and other senior executives, see Note 7.

OUTSTANDING STOCK AND SHARE-PRICE RELATED INCENTIVE PROGRAMMES

In 2001 and 2002 some 200 senior executives received stock options at no cost to a value (theoretically calculated) that, on the date of allocation, did not exceed about 20% of each executive's base salary. The total number of stock options for both years allocated to these executives amounted to around 1,800,000. For additional information, see Note 7.

Remuneration to auditors (PricewaterhouseCoopers)

	Group			Parent Company		
SEKm	2007	2006	2005	2007	2006	2005
Remuneration for audit assignments	62	62	64	9	9	9
Remuneration for other consultations	17	29	25	2	2	11

AUDITORS

The 2004 Annual General Meeting appointed, for a mandate period of four years, the accounting firm PricewaterhouseCoopers AB as the company's auditors. The accounting firm notified the company that with effect from 29 March 2007, Anders Lundin, Authorized Public Accountant, is senior auditor. Lundin is also auditor for AarhusKarlshamn AB, AB Industrivärden, Bong Ljungdahl AB, Husqvarna AB, Melker Schörling AB, Säkl AB and Teligent AB.

Lundin has no shares in SCA.

AUDIT WORK

The company's auditors an audit report for SCA's annual accounts and consolidated accounts, the administration of the company by the Board and the President of SCA and the annual accounts for other subsidiaries. This audit is conducted in accordance with the Swedish Companies Act and Auditing Standards in Sweden according to FAR SRS, which are based on international auditing standards according to the International Federation of Accountants (IFAC). Auditing of annual accounts documents outside Sweden is performed in accordance with statutory requirements and other applicable rules in each country and in accordance with generally accepted auditing standards according to IFAC GAAS, audit reports for the legal entities. The Group's six-month report is reviewed by the company's auditors in accordance with the recommendation issued by FAR SRS.

REMUNERATION TO AUDITORS

The company's auditors have received remuneration for audits and other required reviews as well as advice and other assistance resulting from observations made during such audits. Auditors have also received remuneration for separate advisory services. Most of the advice relates to audit-related consultation on accounting and tax issues in connection with restructuring processes.

According to its instructions, the Audit Committee must draw up guidelines stipulating which services, other than auditing, the company may purchase from its auditors. Remuneration paid to auditors in 2007 is specified in Note 8.

FINANCIAL REPORTING

FINANCIAL REPORTING TO THE BOARD

The Board's rules of procedure and schedule specify which reports and what information of a financial nature should be presented to the Board at each of the regular meetings.

The Board's instructions for the President require him to ensure that the Board receives the necessary reports in order to continuously assess the financial position of the company and the Group. The instructions also specify which types of reports the Board must receive at every meeting.

EXTERNAL FINANCIAL REPORTING

The quality of the external financial reporting is ensured through a variety of measures and routines. The tasks assigned to the company's internal control unit include examining accounting processes critical for financial reporting and communicating any observations to the Audit Committee and the Board. In addition to the annual accounts, the auditors examine the six-month closing accounts. The President, supported by his corporate staffs, is responsible for ensuring that all other financial information provided, for example, in press releases with a financial content and presentation material for meetings with media representatives, owners and financial institutions is correct and of good quality.

COMMUNICATION WITH THE COMPANY'S AUDITORS

In accordance with its instructions, the Audit Committee meets regularly with the company's auditors to obtain information on the focus and scope of the audit and to discuss coordination between the external audit and internal control, as well as opinions on the company's financial risks. In addition, the Board, in accordance with its rules of procedure, meets the auditors at no fewer than three regular board meetings during the course of the year. At these meetings the auditors present and receive opinions on the focus and scope of the planned audit and deliver verbal audit and review reports. Furthermore, at the Board's third regular autumn meeting, the auditors deliver an in-depth report on the audit for the current year. The rules of procedure specify a number of mandatory issues that must be covered. These include matters of importance that have been a cause for concern or discussion during the audit, business routines and transactions where differences of opinion may exist regarding the choice of accounting procedures, as well as accounting for consultancy work assigned to the audit firm by SCA and for its overall dependence on the company and its management.

On each occasion, Board members have an opportunity to ask the auditors questions and some detailed discussion of the accounts takes place without representatives from company management being present. A similar regulation of the company's contacts exists in the business groups.

Corporate governance report
Board of Directors' Report on internal control of financial reporting

For SCA, good internal control and governance is a basic prerequisite for achievement of the company's business objectives. This also means that the company's stakeholders can have confidence in the operations, the products and the reports presented

OVERALL MANAGEMENT AND CONTROL ENVIRONMENT

Under the Swedish Companies Act, the Board of Directors is responsible for internal control and governance of the company. For the purpose of creating and maintaining an efficient control environment, the Board has drawn up a number of basic documents of significance for the company's financial reporting. These include the rules of procedure for the Board and instructions for the President, accounting and reporting instructions, a financial policy and a code of conduct. The basic control documents are applied within all of the business groups and are reviewed on a regular basis. An efficient control environment also requires a satisfactory organizational structure that is reviewed on an ongoing basis.

The day-to-day work of maintaining the control environment as established by the Board is primarily the responsibility of the President, who reports on a regular basis to the Board on the basis of established routines. Reports are also provided by the internal audit function and the company's auditors.

Managers at different levels within the Group also have, within their respective areas, well-defined powers and responsibilities with respect to internal control. As part of the management system, there are several well-defined processes for planning and implementation of decisions and to support decision-making.

RISK MANAGEMENT

SCA's risk involved with financial reporting is thought to consist mainly of the risk that a material error may be made in the reporting of the company's financial position and results. In order to manage and minimize these risks, control documents have been established relating to accounting, routines for closing accounts and follow-up of reported annual accounts. A Group-wide system for reporting closing accounts has also been introduced. SCA's Board of Directors and Audit Committee assess the financial reporting on an ongoing basis from a risk perspective.

CONTROL ACTIVITIES

An important task is to implement, develop and maintain the Group's control routines and to implement internal control measures aimed at business critical issues. Persons in charge at various levels within SCA, are responsible for carrying out the necessary control measures with respect to financial reporting.

The company's controller organization plays an important role in that it is responsible for ensuring that financial reporting from each unit is correct, complete and delivered in a timely manner. Also, each business group has a Vice president Finance director with the same responsibilities for his/her respective business group.

In recent years SCA has introduced a standardized system of control measures involving five processes that are significant to the company's financial reporting. The system covers the ordering order-to-cash process (including customer payments), the purchasing purchase-to-pay process (including payments to suppliers), the closing of the books, the payroll process and management of non-current assets.

Control of these processes is implemented through self-evaluation followed up by an internal audit. SCA has, in some cases, enlisted external help to validate these control measures.

INFORMATION AND COMMUNICATION

SCA has information and communication channels intended to ensure that instructions, manuals, etc. of significance in the preparation of reliable financial reports are updated and communicated to the relevant individuals within the company. Regular reporting and examination of financial results is carried out both within the management teams of operating units and in the established board structure.

SCA has also established routines for external communication of financial information that can affect the company's market value. These routines shall ensure that financial reporting is received simultaneously and interpreted in a correct manner by players in the financial market

SUPERVISION AND FOLLOW-UP

The Board of Directors and the Audit Committee review the annual accounts and interim reports before they are published. The Committee discusses significant accounting principles, risks and issues concerning the presentation of the reports. The company's external and internal auditors take part in these discussions.

SCA's management conduct a monthly follow-up of results and analyze any deviation from the budget and the previous year's results. All monthly results are discussed with the management of each business group.

SCA has established a corporate internal audit unit with 13 employees. The head of the unit reports regularly to the Audit Committee on issues concerning internal auditing and to the CFO on other issues.

This report has not been reviewed by the company's auditors.


NEW

Board of Directors and Auditors

ELECTED BY THE ANNUAL GENERAL MEETING



Sverker Martin-Löf (1943)
Tech Lic., Honorary PhD
Chairman of the Board since 2002, formerly President and CEO of SCA. Chairman of the Board of SSAB and Skanska. Vice Chairman of Industrivärden, Ericsson and the Confederation of Swedish Enterprise. Member of the Board of Handelsbanken.
Elected: 1986 A shares: 3,000
B shares: 77,823 Options: 80,000



Rolf Börjesson (1942)
MSc Eng.
Chairman of the Board of Rexam Plc and Ahlsell AB. Member of the Board of Avery Dennison.
Elected: 2003 B shares: 17,850
Independent of the company, corporate management and SCA's major shareholders.



Sören Gyll (1940)
Honorary PhD Engineering
Member of the Royal Swedish Academy of Engineering Sciences (IVA).
Elected: 1997 B shares: 4,407
Independent of the company, corporate management and SCA's major shareholders.



Tom Hedelius (1939)
Honorary PhD Economics
Chairman of the Board of Bergman & Beving, Industrivärden and Anders Sandrews Foundation. Vice Chairman of Addtech, Lagercrantz Group and the Jan Wallander and Tom Hedelius Foundation. Member of the Board of LE Lundbergföretagen and Volvo. Honorary Chairman of Handelsbanken.
Elected: 1985 B shares: 5,820



Leif Johansson (1951)
MSc Eng.
President and CEO of AB Volvo. Member of the Board of AB Volvo, Bristol-Myers Squibb Company, the Confederation of Swedish Enterprise and Teknikföretagen. Member of the Royal Swedish Academy of Engineering Sciences (IVA).
Elected: 2006 B shares: 3,240
Independent of the company, corporate management and SCA's major shareholders.



Anders Nyrén (1954)
MSc Econ, MBA
President and CEO of AB Industrivärden. Vice Chairman of Handelsbanken and Sandvik. Member of the Board of Ericsson, Ernströmgruppen, AB Industrivärden, Skanska and SSAB. Chairman of the Stock Market Company Association and the Association for Generally Accepted Principles in the Securities Market.
Elected: 2001 B shares: 1,200
Independent of the company and corporate management.



Barbara Milian Thoralfsson (1959)
MBA, BA
Member of the Board of Electrolux AB, Storebrand ASA, Tandberg ASA, Rieber & Søn ASA, Fleming Invest AS, Stokke AS and Norfolier AS.
Elected: 2006 B shares: 3,000
Independent of the company, corporate management and SCA's major shareholders.

APPOINTED BY THE EMPLOYEES



Lars Jonsson (1956)
Chairman Swedish Paper Workers Union dept. 167 at SCA Graphic Sundsvall AB, Östrands pulp plant, Timrå.
Member of the Swedish Trade Union Confederation (LO).
Appointed: 2005



Lars-Erik Lundin (1948)
Maintenance Technician at SCA Packaging Obbola AB.
Member of the Federation of Salaried Employees in Industry and Services (PTK).
Appointed: 2005



Örjan Svensson (1963)
Senior Industrial Safety Representative at SCA Hygiene Products AB, Edet Bruk, Lilla Edet.
Member of the Swedish Trade Union Confederation (LO).
Appointed: 2005

DEPUTIES

Anders Engqvist (1958)
Machine Operator at SCA Packaging Sweden AB, Värnamo. Member of the Swedish Trade Union Confederation (LO).
Appointed: 2005

Bert-Ivar Pettersson (1955)
Works Manager at SCA Graphic Sundsvall AB, Ortviken paper mill, Sundsvall. Member of the Federation of Salaried Employees in Industry and Services (PTK).
Appointed: 2005

Harriet Sjöberg (1946)
Chairman, SIF local union, SCA Hygiene Products AB, Göteborg.
Member of the Federation of Salaried Employees in Industry and Services (PTK).
Appointed: 2001 B shares: 1,815

SECRETARY TO THE BOARD

Anders Nyberg (1951)
Master of Laws
Senior Vice President, Corporate Legal Affairs, General Counsel.
B shares: 30,396 Options: 12,000

AUDITORS

PricewaterhouseCoopers AB
Senior Auditor: Anders Lundin, Authorized Public Accountant

HONORARY CHAIRMAN

Bo Rydin
MSc Econ., Hon PhD Econ., Hon PhD Engineering

Information at 31 December 2007. One option corresponds to three shares.

Corporate Senior Management Team



Jan Johansson (1954)
President and CEO
Master of Laws
Chairman of the Board of Petrosibir AB.
Employed since 2007
B shares: 40,000



Lennart Persson (1947)
Executive Vice President and CFO
Finance
ASc economics
Employed since 1987
B shares: 35,265
Options: 20,000



Gunnar Johansson (1956)
President SCA Personal Care
MSc Econ, MBA
Employed since 1981
Options: 12,000



Mats Berencreutz (1954)
President SCA Tissue Europe
MSc ME
Employed since 1981
B shares: 342
Options: 7,500



John D. Williams (1954)
President SCA Packaging Europe
BA
Employed since 2000
Options: 4,500



Kenneth Eriksson (1944)
President SCA Forest Products
Mechanical Engineer
Employed since 1979
B shares: 17,373
Options: 20,000



Thomas Wulkan (1961)
President SCA Americas
BSc Business Adm and Economics
Employed since 2000



Rijk Schipper (1952)
President SCA Asia Pacific
Business School of Economics, HEAO-CE
Employed since 1980
B shares: 5,825
Options: 12,000

Information at 31 December 2007. One option corresponds to three shares.



Bodil Eriksson (1963)
Senior Vice President, Corporate Communications
Berghs School of Communications
Employed since 2005



Gordana Landén (1964)
Senior Vice President, Corporate Human Resources
BSc
Employed April 2008



Christoph Michalski (1966)
Senior Vice President, Business Development and Strategic Planning
MSc Econ.
Employed since 2007
B shares: 900



Anders Nyberg (1951)
Senior Vice President, Corporate Legal Affairs,
General Counsel
Master of Laws
Employed since 1988
B shares: 30,396
Options: 12,000



Corporate governance

Organization



Board of Directors
President and CEO
Finance
Executive Vice President and CFO
Corporate Legal Affairs
Business Development
and Strategic Planning
Corporate Communications
Corporate Human Resources
Business Groups
SCA
Personal Care
SCA
Tissue Europe
SCA
Packaging Europe
SCA
Forest Products
SCA
Americas
SCA
Asia Pacific


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SCA Data

Group overview

Group total	Net sales[1] SEK 105,913m	Operating profit[1] SEK 10,147m	Capital employed[1] SEK 96,368m	Operating cash flow[1] SEK 8,127m	Average no. of employees[1] 50,433
Personal Care	Net sales 21% SEK 22,101m	Operating profit 29% SEK 2,960m	Capital employed 9% SEK 9,269m	Operating cash flow 36% SEK 2,918m	Average no. of employees 14% 7,176 employees
Tissue	Net sales 31% SEK 33,332m	Operating profit 17% SEK 1,724m	Capital employed 35% SEK 33,380m	Operating cash flow 30% SEK 2,404m	Average no. of employees 31% 15,433 employees
Packaging	Net sales 31% SEK 33,728m	Operating profit 26% SEK 2,651m	Capital employed 28% SEK 26,738m	Operating cash flow 14% SEK 1,150m	Average no. of employees 47% 23,561 employees
Forest Products	Net sales 17% SEK 18,744m	Operating profit 28% SEK 2,870m	Capital employed 28% SEK 26,649m	Operating cash flow 28% SEK 2,249m	Average no. of employees 8% 4,092 employees

[1] Consolidated net sales are not included in intra-Group deliveries. Business areas' net sales, on the other hand, are recognized including intra-Group deliveries. The total figures for the Group also include other operations that are not part of the business areas.

SCA Data
Multi-year summary

SEKm	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
INCOME STATEMENT										
Net sales	105,913	101,439	96,385	89,967	85,338	88,046	82,380	67,157	64,896	61,273
Operating profit [1]	**10,147**	**8,505**	**1,928**	**7,669**	**7,757**	**9,101**	**9,492**	**10,534**	**6,733**	**6,428**
Personal Care	2,960	2,799	2,474	2,429	2,403	2,588	2,080	–	–	–
Tissue	1,724	1,490	1,577	2,026	2,418	2,899	2,393	–	–	–
Hygiene Products	–	–	–	–	–	–	–	2,909	2,613	2,463
Packaging	2,651	2,072	1,775	2,604	2,482	3,065	3,286	2,977	2,216	1,510
Forest Products	2,870	2,475	1,886	1,777	1,559	1,986	2,976	2,720	2,123	2,046
Fine paper and wholesale	–	–	–	–	–	–	–	644	491	528
Other operations [2]	–58	–331	–5,784	–1,167	25	–300	–233	2,013	–108	288
Goodwill amortization		–	–	–	–1,130	–1,137	–1,010	–729	–602	–407
Financial income	193	179	156	453	544	409	380	531	322	280
Financial expenses	–2,103	–1,851	–1,651	–1,537	–1,334	–1,432	–1,782	–1,738	–1,534	–1,539
Profit after financial items	**8,237**	**6,833**	**433**	**6,585**	**6,967**	**8,078**	**8,090**	**9,327**	**5,521**	**5,169**
Tax	–1,076	–1,366	21	–1,393	–1,861	–2,341	–2,444	–2,133	–1,849	–1,680
Minority interests	–	–	–	–	–31	–44	–59	–46	–70	–110
Profit for the year	**7,161**	**5,467**	**454**	**5,192**	**5,075**	**5,693**	**5,587**	**7,148**	**3,602**	**3,379**
BALANCE SHEET										
Non-current assets (excl. financial receivables)	104,150	95,994	101,840	96,162	77,885	75,462	76,967	60,962	61,065	55,147
Receivables and inventories	33,793	29,907	29,356	25,681	22,880	24,765	23,338	21,765	18,311	18,790
Non-current assets held for sale	55	2,665	68	–	–	–	–	–	–	–
Financial receivables	3,663	2,970	2,035	682	4,146	6,151	3,888	3,497	1,278	1,485
Short-term investments	366	409	237	128	749	306	,406	,502	2,930	1,132
Cash and bank balances	3,023	1,599	1,684	3,498	1,696	2,520	2,189	1,440	1,630	1,819
Total assets	**145,050**	**133,544**	**135,220**	**126,151**	**107,356**	**109,204**	**106,788**	**88,166**	**85,214**	**78,373**
Equity attributable to equity holders of the company	63,590	58,299	56,343	54,350	49,754	47,983	45,983	39,898	34,133	28,404
Minority interests	689	664	767	768	751	687	,736	,612	,587	1,386
Provisions	14,199	14,240	17,035	16,962	13,620	14,773	14,870	13,242	8,632	10,906
Interest-bearing debt	42,323	38,601	39,036	35,021	25,429	27,498	27,746	18,694	28,881	25,806
Operating and other non-interest bearing liabilities	24,249	21,740	22,039	19,050	17,802	18,263	17,453	15,720	12,981	11,871
Total liabilities and equity	**145,050**	**133,544**	**135,220**	**126,151**	**107,356**	**109,204**	**106,788**	**88,166**	**85,214**	**78,373**
Capital employed [3]	96,368	96,192	95,341	87,208	71,687	71,863	67,878	57,501	54,616	47,400
Net debt, incl. pension liabilities	–37,368	–36,399	–39,826	–34,745	–22,306	–23,899	–23,861	–15,880	–24,073	–24,756
CASH FLOW STATEMENT										
Operating cash flow	8,127	6,304	7,471	8,837	10,102	12,421	14,206	9,005	8,707	6,678
Cash flow from current operations	4,508	2,772	4,362	5,688	8,134	8,620	11,249	6,652	6,740	3,875
Cash flow before dividend	1,473	1,538	1,768	–6,276	901	–855	–4,254	10,609	–3,760	,345
Current capital expenditures, net	–5,165	–5,672	–4,859	–4,270	–3,902	–3,523	–3,479	–2,245	–2,046	–2,058
Strategic capital expenditures	–1,342	–935	–2,086	–2,398	–2,949	–2,823	–1,469	–1,121	–2,615	–2,248
Acquisitions	–4,545	–323	–428	–9,340	–4,808	–6,483	–13,286	–2,349	–10,400	–2,793
KEY RATIOS [4]										
Equity/assets ratio, %	44	44	42	44	47	45	44	46	41	38
Interest coverage, multiple	5.3	5.1	1.3	7.1	9.8	8.9	6.8	8.7	5.6	5.1
Debt payment capacity incl. pension liabilities, %	35	29	27	35	54	47	51	49	33	32
Debt/equity ratio, incl. pension liabilities, multiple	0.58	0.62	0.70	0.63	0.44	0.49	0.51	0.39	0.69	0.83
Return on capital employed, %	11	9	2	9	11	13	14	18	12	14
Return on equity, %	12	9	1	10	10	12	13	20	12	13
Operating margin, %	10	8	2	9	9	10	12	16	10	11
Net margin, %	7	6	0	6	6	6	7	11	6	6
Capital turnover rate, multiple	1.10	1.05	1.01	1.03	1.19	1.23	1.21	1.17	1.19	1.29
Operating cash flow per share, SEK	6.42	3.95	6.22	8.12	11.66	12.37	16.13	9.50	10.41	6.12
Earnings per share, SEK	10.16	7.75	0.61	7.37	7.28	8.18	8.02	10.21	5.58	5.34
Dividend per share, SEK	4.40[5]	4.00	3.67	3.50	3.50	3.20	2.92	2.58	2.27	2.05

[1] Operating profit distributed pro forma for 1998–2000.

[2] 2005 and 2004 including restructuring costs of SEK 5,365m and SEK 770m respectively. 2000 includes capital gain from the sale of Modo Paper of SEK 2,031m. 1998 includes capital gain from sale of group companies of SEK 3m.

[3] Calculation of average capital employed and equity based on five measurements.

[4] Key ratios are defined on page 121.

[5] Board proposal.

Comments to the multi-year summary

INCOME STATEMENT

SALES

From 1998 until the end of 2000 net sales rose by approximately 5% per year and then increased in 2001 by just over 20% as a result of the acquisitions of Georgia-Pacific Tissue and Tuscarora in North America. During the period 2002–2004, SCA continued to acquire companies, which contributed to a further increase in sales of 17% up to the end of 2005. The effect of acquisitions, which included the Carter Holt Harvey's and Copamex' tissue operations, was limited due to the weakening of the USD. In 2006 the Group launched more new products than ever before and as a result of the growth in volume, SCA's net sales exceeded SEK 100bn for the first time. In 2007 sales increased by 4% compared with the previous year. During the ten-year period the Group's sales increased by 6% annually (CAGR).

OPERATING PROFIT

During the 1999–2000 period, Hygiene Products, Personal Care and Tissue developed in a positive direction. Packaging also developed well during the period 1998–2000 and operating profit increased by an average of 33% annually, which was mainly due to acquisitions. The operating profit for Forest Products increased during the same period by an average of 19% annually. In addition, the capital gain from the sale of the fine paper operations is added to the operating profit in 2000. The capital gain, combined with the strong operating profit from the other business areas, meant that the Group was able to report a record high operating profit. Operating profit rose by 54% for Hygiene Products in 2001, which is partly attributable to the acquisition of Georgia-Pacific Tissue. Packaging and Forest Products also continued to develop well in 2001 and, as a result, a record-high operating profit, adjusted for non-recurring effects, could be reported. The increase for Hygiene Products, Personal Care products and Tissue continued in 2002. The increase, which was 24% for Hygiene Products, can be attributed to volume growth and lower raw material and production costs. The improvement for Tissue amounted to 21% and is explained by the acquisition of CartoInvest as well as lower raw material and production costs. The operating profit in 2002 for Packaging and Forest Products fell as a result of lower prices. Personal Care did not reach the 2002 profit level until 2006. This business area has been under pressure from rising raw material costs and intense competition, although growth was favourable in both established and new markets. Earnings improved still further in 2007. In the Tissue business area, continued acquisitions did not compensate for lower prices, higher raw material and energy costs and the negative effects of currency fluctuations. This resulted in a gradual decline of the operating profit since 2002. In 2007 this negative trend was reversed and operating profit increased once again. With effect from the fourth quarter of 2007 the acquisition of P&G's tissue unit is included in SCA's Tissue operations which had a positive impact on earnings. Packaging's operating profit declined from the record year of 2001 in 2002 and 2003 and improved slightly in 2004, before sustained price reductions caused lower profit levels in 2005. In 2006 prices improved gradually. During the first half, price increases were implemented for containerboard, which led to gradual increases in the price of corrugated board, resulting in a slight improvement in profits. Packaging also implemented successive price increases for corrugated board in 2007. SCA sold the North American packaging operations in the first quarter of 2007. Forest Products also saw a fall in profit for two years following the record year of 2001, as a result of lower prices and negative currency fluctuations. Since then, profits have gradually improved and the 2007 result was the second best in the reporting period. The improved profit is mainly the result of higher prices. To address the problem of falling profits, an efficiency enhancement programme was initiated in 2004, followed by an additional programme in 2005. These programmes are expected to provide annual savings of SEK 2,750m with full effect in 2008.

CASH FLOW STATEMENT

A total of SEK 75bn has been invested in expansion during the reporting period of which SEK 55bn is attributable to company acquisitions. Maintenance investments amounted to SEK 37bn and have remained at a steady level of around 4% in relation to sales. Cash flow in relation to net sales has, however, increased over the past four years, due to faster product upgrades and investments relating to the efficiency programmes.

KEY RATIOS

During the reporting period, the Group's dividend rose from SEK 2.05 to SEK 4.40, an annual increase of 8%.

SCA Data

Quarterly data – Business areas

SEKm	Full year 2007	2007 IV	III	II	I	Full year 2006	2006 IV	III	II	I
NET SALES										
Personal Care	22,101	5,706	5,510	5,554	5,331	21,272	5,429	5,246	5,249	5,348
Tissue	33,332	9,343	8,204	8,060	7,725	31,336	7,844	7,743	7,787	7,962
Packaging	33,728	8,494	8,434	8,229	8,571	33,353	8,445	8,288	8,231	8,389
Forest Products	18,744	4,803	4,743	4,726	4,472	17,651	4,480	4,339	4,454	4,378
Publication papers	8,715	2,259	2,225	2,149	2,082	8,930	2,167	2,279	2,339	2,145
Pulp, timber and solid-wood products	10,029	2,544	2,518	2,577	2,390	8,721	2,313	2,060	2,115	2,233
Other	1,336	318	320	341	357	1,191	336	326	296	233
Intra-Group sales	–3,328	–856	–849	–782	–841	–3,364	–884	–847	–723	–910
Total net sales	**105,913**	**27,808**	**26,362**	**26,128**	**25,615**	**101,439**	**25,650**	**25,095**	**25,294**	**25,400**
OPERATING SURPLUS										
Personal Care	3,955	1,036	995	991	933	3,775	961	925	939	950
Tissue	3,949	1,092	1,022	966	869	3,631	913	944	924	850
Packaging	4,212	1,102	1,044	1,003	1,063	3,754	1,024	988	888	854
Forest products	4,194	1,021	1,082	1,088	1,003	3,808	1,008	911	970	919
Publication papers	1,329	318	327	347	337	1,665	412	371	456	426
Pulp, timber and solid-wood products	2,865	703	755	741	666	2,143	596	540	514	493
Other	3,508	3,768	–87	–88	–85	–303	–88	–83	–80	–52
Total operating surplus	**19,818**	**8,019**	**4,056**	**3,960**	**3,783**	**14,665**	**3,818**	**3,685**	**3,641**	**3,521**
OPERATING PROFIT										
Personal Care	2,960	781	742	758	679	2,799	726	681	693	699
Tissue	1,724	508	464	413	339	1,490	358	431	401	300
Packaging	2,651	692	648	622	689	2,072	598	560	476	438
Forest products	2,870	691	766	750	663	2,475	676	591	631	577
Publication papers	537	125	143	141	128	818	208	168	237	205
Pulp, timber and solid-wood products	2,333	566	623	609	535	1,657	468	423	394	372
Other	–58	219	–94	–95	–88	–331	–97	–87	–88	–59
Total operating profit	**10,147**	**2,891**	**2,526**	**2,448**	**2,282**	**8,505**	**2,261**	**2,176**	**2,113**	**1,955**
MARGINS, %										
Operating surplus margin										
Personal Care	17.9	18.2	18.1	17.8	17.5	17.7	17.7	17.6	17.9	17.8
Tissue	11.8	11.7	12.5	12.0	11.2	11.6	11.6	12.2	11.9	10.7
Packaging	12.5	13.0	12.4	12.2	12.4	11.3	12.1	11.9	10.8	10.2
Forest products	22.4	21.3	22.8	23.0	22.4	21.6	22.5	21.0	21.8	21.0
Publication papers	15.2	14.1	14.7	16.1	16.2	18.6	19.0	16.3	19.5	19.9
Pulp, timber and solid-wood products	28.6	27.6	30.0	28.8	27.9	24.6	25.8	26.2	24.3	22.1
Operating margin										
Personal Care	13.4	13.7	13.5	13.6	12.7	13.2	13.4	13.0	13.2	13.1
Tissue	5.2	5.4	5.7	5.1	4.4	4.8	4.6	5.6	5.1	3.8
Packaging	7.9	8.1	7.7	7.6	8.0	6.2	7.1	6.8	5.8	5.2
Forest products	15.3	14.4	16.2	15.9	14.8	14.0	15.1	13.6	14.2	13.2
Publication papers	6.2	5.5	6.4	6.6	6.1	9.2	9.6	7.4	10.1	9.6
Pulp, timber and solid-wood products	23.3	22.2	24.7	23.6	22.4	19.0	20.2	20.5	18.6	16.7

Quarterly data – Group

SEKm	Full year 2007	2007 IV	2007 III	2007 II	2007 I	Full year 2006	2006 IV	2006 III	2006 II	2006 I
PROFIT										
Net sales	**105,913**	**27,808**	**26,362**	**26,128**	**25,615**	**101,439**	**25,650**	**25,095**	**25,294**	**25,400**
Operating surplus	**19,818**	**8,019**	**4,056**	**3,960**	**3,783**	**14,665**	**3,818**	**3,685**	**3,641**	**3,521**
Depreciation and impairment, non-current assets	–9,720	–5,143	–1,542	–1,526	–1,509	–6,185	–1,561	–1,516	–1,537	–1,571
Share of profits of associates	49	15	12	14	8	25	4	7	9	5
Operating profit	**10,147**	**2,891**	**2,526**	**2,448**	**2,282**	**8,505**	**2,261**	**2,176**	**2,113**	**1,955**
Financial items	–1,910	–549	–507	–435	–419	–1,672	–458	–423	–405	–386
Profit before tax	**8,237**	**2,342**	**2,019**	**2,013**	**1,863**	**6,833**	**1,803**	**1,753**	**1,708**	**1,569**
Tax	–1,076	–204	0	–443	–429	–1,366	–352	–227	–387	–400
Profit after tax	**7,161**	**2,138**	**2,019**	**1,570**	**1,434**	**5,467**	**1,451**	**1,526**	**1,321**	**1,169**
Earnings per share, SEK	10:16	3:03	2:87	2:22	2:04	7:75	2:05	2:17	1:87	1:65
MARGINS, %										
Operating surplus margin	18.7	28.8	15.4	15.2	14.8	14.5	14.9	14.7	14.4	13.9
Operating margin	9.6	10.4	9.6	9.4	8.9	8.4	8.8	8.7	8.4	7.7
Financial net margin	–1.8	–2.0	–1.9	–1.7	–1.6	–1.6	–1.8	–1.7	–1.6	–1.5
Profit margin	7.8	8.4	7.7	7.7	7.3	6.8	7.0	7.0	6.8	6.2

Group by country

	Net sales				Average no. of employees				Salaries	
	SEKm 2007	%	SEKm 2006	%	2007	of whom women,%	2006	of whom women,%	SEKm 2007	SEKm 2006
Sweden	**7,798**	**7**	**7,272**	**7**	**6,280**	**23**	**6,234**	**23**	**2,643**	**2,316**
EU excl. Sweden										
UK	12,918	12	12,399	12	4,787	17	5,321	17	1,915	1,819
Germany	13,337	13	12,160	12	5,607	17	5,059	16	2,366	2,230
France	8,296	8	7,938	8	2,631	25	2,716	27	903	840
Italy	7,464	7	6,678	7	2,317	18	2,188	18	728	653
Netherlands	5,054	5	4,527	4	2,152	14	2,061	12	887	866
Spain	4,381	4	3,764	4	864	25	756	26	257	231
Denmark	3,492	3	3,164	3	1,467	24	1,463	22	658	646
Belgium	2,472	2	2,259	2	931	26	936	23	446	393
Austria	2,084	2	1,998	2	1,470	12	1,469	13	660	651
Finland	1,436	1	1,342	1	361	36	375	34	132	105
Poland	1,208	1	1,020	1	692	30	566	25	69	55
Greece	1,186	1	1,123	1	436	15	443	13	108	100
Czech Republic	1,035	1	953	1	957	49	934	51	91	83
Hungary	984	1	978	1	446	39	551	48	65	56
Ireland	649	1	596	1	121	19	109	20	63	30
Portugal	573	1	666	1	38	53	40	49	12	20
Rest of EU	1,262	1	1,097	1	993	30	924	35	91	78
Total EU excl. Sweden	**67,831**	**64**	**62,662**	**62**	**26,270**	**23**	**25,911**	**21**	**9,451**	**8,856**
Rest of Europe										
Russia	1,854	2	1,429	2	1,134	50	1,121	50	198	99
Norway	1,670	2	1,672	1	210	31	213	30	113	110
Switzerland	1,156	1	1,060	1	254	30	232	26	106	91
Other	989	1	636	1	183	11	159	3	23	23
Total rest of Europe	**5,669**	**6**	**4,797**	**5**	**1,781**	**41**	**1,725**	**40**	**440**	**323**
Rest of world										
US	9,184	9	12,017	12	3,183	27	4,932	30	1,388	1,897
Australia	2,711	3	2,644	3	776	26	787	28	359	326
Mexico	2,303	2	2,464	2	2,150	15	2,128	20	318	176
China	1,652	2	1,304	1	4,564	37	3,929	37	132	107
Canada	1,271	1	1,256	1	269	39	254	36	80	85
Colombia	1,085	1	917	1	1,272	29	1,193	28	107	66
New Zealand	892	1	908	1	679	24	660	17	234	240
Japan	663	1	848	1	58	69	58	69	21	23
Malaysia	619	1	584	1	1,095	42	1,061	41	83	78
Other, Asia	478	0	468	0	–	0	–	–	–	–
Indonesia	435	0	343	0	94	32	116	22	2	2
Marocco	339	0	237	0	–	0	–	–	–	–
Chile	310	0	318	0	234	6	200	10	26	33
Singapore	286	0	288	0	250	42	258	41	36	37
Other	2,387	2	2,111	2	1,478	30	1,576	34	145	103
Total rest of world	**24,615**	**23**	**26,708**	**26**	**16,102**	**30**	**17,152**	**31**	**2,931**	**3,173**
Group	**105,913**	**100**	**101,439**	**100**	**50,433**	**25**	**51,022**	**25**	**15,465**	**14,668**

SCA Data

Production capacity (Capacity is stated in thousands of tonnes unless otherwise indicated)

TISSUE

Mill	Country	Capacity
Box Hill	Australia	53
Ortmann	Austria	124
Stembert	Belgium	75
Santiago [1]	Chile	61
Medellin [1]	Colombia	39
Bogotá [1]	Colombia	35
Lasso [1]	Ecuador	24
Le Theil	France	62
Mannheim	Germany	266
Mainz-Kostheim	Germany	106
Collodi	Italy	42
Lucca 1	Italy	140
Pratovecchio	Italy	22
Ecatepec	Mexico	69
Monterrey	Mexico	57
Uruapan	Mexico	36
Friesland [2]	Netherlands	8
Kawerau	New Zealand	61
Drammen	Norway	22
Cavite	Philippines	14
Svetogorsk	Russia	43
La Riba	Spain	26
Mediona	Spain	45
Valls	Spain	120
Jönköping	Sweden	21
Lilla Edet	Sweden	100
Chesterfield	UK	31
Oakenholt	UK	68
Prudhoe	UK	87
Skelmersdale	UK	30
Menasha	US	211
Barton	US	100
South Glens Falls	US	75
Alsip	US	55
Flagstaff	US	53
TOTAL		**2,381**

PACKAGING

Production plant	Country	Corrugated board	Kraftliner	Testliner/fluting
Corrugated board	Asia	560		
	Austria	60		
	Belgium	121		
	Czech Republic	65		
	Denmark	153		
	Estonia	27		
	Finland	41		
	France	188		
	Germany	500		
	Greece	60		
	Hungary	53		
	Ireland [3]	8		
	Italy	495		
	Lithuania	37		
	Netherlands	172		
	Norway	5		
	Poland	60		
	Romania	25		
	Russia	51		
	Slovakia [3]	2		
	Spain	142		
	Sweden	135		
	Switzerland	40		
	Turkey	100		
	UK	390		
Containerboard				
Aschaffenburg	Germany			350
Witzenhausen	Germany			325
Lucca	Italy			400
De Hoop	Netherlands			350
Munksund	Sweden		340	
Obbola	Sweden		300	125
New Hythe	UK			240
TOTAL		**3,490**	**640**	**1,790**

PERSONAL CARE

Production plant	Country
Springvale	Australia
Drummondville	Canada
Santiago [1]	Chile
Cali [1]	Colombia
Rio Negro [1]	Colombia
Cairo [1]	Egypt
Linselles	France
Amman [1]	Jordania
Shah Alam	Malaysia
Ecatepec	Mexico
Gennep	Netherlands
Hoogezand	Netherlands
Henderson	New Zealand
Olawa	Poland
Jeddah [1]	Saudi Arabia
Gemerská Hôrka	Slovakia
Kliprivier [1]	South Africa
Mölnlycke	Sweden
Falkenberg	Sweden
Ksibet el Mediouni [1]	Tunisia
Bowling Green	US

FOREST PRODUCTS

Mill	Country	Newsprint	SC and LWC paper	Market pulp	CTMP pulp	Total pulp and paper	Solid-wood products 1,000 m³
Laakirchen	Austria		510			510	
Ortviken	Sweden	380	480			860	
Östrand	Sweden			430	85	515	
Munksund	Sweden						400
Bollsta	Sweden						440
Tunadal	Sweden						350
Rundvik	Sweden						180
Vilhelmina	Sweden						120
Stugun	Sweden						150
Holmsund	Sweden						100
Graningebruk	Sweden						30
Aylesford [1]	UK	410				410	
TOTAL		**790**	**990**	**430**	**85**	**2,295**	**1,770**

[1] Joint venture.
[2] Non-woven production.
[3] Converting plant only.

Definitions and key ratios[1]

CAPITAL DEFINITIONS

Net operating assets The Group's and the business areas' net operating assets are calculated as an average of non-current assets according to the balance sheet and net working capital reduced by non-current liabilities.

Capital employed Net operating assets reduced by tax liabilities (net).

Equity The equity reported in the consolidated balance sheet consists of taxed equity increased by the equity portion of the Group's untaxed reserves. (Deferred tax liability in untaxed reserves has been calculated at a 28% rate for Swedish companies and at the applicable tax rate for foreign companies in each country outside Sweden.)

Net debt The sum of consolidated interest-bearing liabilities, including pension liabilities and accrued interest less cash and cash equivalents and interest-bearing current and non-current receivables and capital investment shares.

FINANCIAL MEASUREMENTS

Equity/assets ratio Equity plus minority interest expressed as a percentage of total assets.

Debt/equity ratio Expressed as net debt in relation to equity, including minority interests.

Interest coverage ratio Calculated according to the net method where operating profit is divided by financial items.

Cash earnings Calculated as profit before tax, with a reversal of depreciation and impairment of tangible and intangible assets, share of profits of associates, and non-recurring items, reduced by tax payments.

Debt payment capacity Expressed as cash earnings in relation to average net debt.

Operating surplus Expressed as operating profit before depreciation/impairment of tangible and intangible assets and share of profits of associates.

Operating cash flow The sum of operating cash surplus and change in working capital, with deductions for current capital expenditures in property, plant and equipment and restructuring costs.

Cash flow from current operations Operating cash flow less net financial items and tax payments and taking into account other financial cash flow.

Strategic investments Strategic investments increase the company's future cash flow through acquisitions of companies, capital expenditures to expand facilities, or new technologies that boost SCA's competitiveness.

Current capital expenditure Investments to maintain competitiveness, such as maintenance, rationalization and replacement measures or investments of an environmental nature.

MARGINS, ETC.

Operating surplus margin Operating surplus as a percentage of net sales for the year.

Operating margin Operating profit as a percentage of net sales for the year.

Net margin Profit for the year as a percentage of net sales for the year.

Capital turnover Net sales for the year divided by average capital employed.

PROFITABILITY RATIOS

Return on capital employed Return on capital employed is calculated for the Group as operating profit as a percentage of average capital employed. Goodwill is excluded for the business areas.

Return on equity Return on equity is calculated for the Group as profit for the year as a percentage of average equity.

OTHER MEASUREMENTS

Value added per employee Operating profit plus salaries, wages and payroll expenses divided by the average number of employees.

[1] Calculations of key ratios are mainly based on guidelines issued by the Swedish Society of Financial Analysts. Averages are calculated based on five metrics.

Glossary

AFH (Away-From-Home) Tissue sold to bulk consumers such as restaurants, hospitals, hotels, offices and industrial premises.

Coating A surface treatment applied to paper or corrugated board packaging. Provides a smooth surface with good printing properties.

Consumer packaging Packaging sold together with its contents to the end-consumer.

Consumer tissue Includes napkins, paper handkerchiefs, toilet and kitchen paper.

Containerboard The collective name for liner and fluting.

Converting plant Produces finished packaging from corrugated board sheets supplied by a corrugated board plant or an integrated packaging plant.

Corrugated board Two outer layers of paper with an intermediate layer of fluting/folded paper (see liner and fluting).

Corrugated board plant Produces corrugated board that is then converted into finished packaging.

CTMP (Chemical thermo mechanical pulp) A high-yield pulp produced through the mechanical defibration in a refiner of preheated, chemically pretreated softwood.

Fluting The rippled middle layer in corrugated board, produced from semi-chemical pulp or recycled paper.

FSC Forest Stewardship Council, an international organization working to ensure responsible forest management. FSC has developed principles for responsible forestry that can be applied for certifying forest management and that facilitate FSC labelling of wood products from FSC certified forests.

Liner The surface layer of corrugated board. Available in various grades, such as kraftliner (based on fresh wood fibre) and testliner (based on recovered fibre).

LWC paper Light Weight Coated paper is a coated paper with a high mechanical pulp content. Used for high quality magazines and advertising materials with demanding colour-printing requirements.

Market pulp Pulp that is dried and sold on the open market.

Mechanical pulp Debarked wood that is ground or chipped for mechanical refining to separate the fibres to form pulp.

Newsprint Paper for newspapers produced from mechanical pulp based on fresh wood fibre or recovered fibre.

M³s or m³sub Solid cubic metre under bark. Specifies the volume of timber excluding bark and tops. Used in felling and the timber trade.

M³fo Forest cubic metre Volume of timber including tops and bark, but excluding branches. Used to describe the forest portfolio of standing forest. Growth is also specified in forest cubic metres.

Personal care Here defined as incontinence care, baby diapers and feminine care.

Point-of-sale packaging Is used both to protect the goods and to promote the product in the store.

Productive forest land Land with a productive capacity that exceeds one cubic meter of forest per hectare annually.

Protective packaging Packaging that comprises material that protects the contents from vibrations, knocks or temperature fluctuations. The material ranges from foam plastics to corrugated board.

Recovered fibre Fibre based on recycled paper.

SC paper Supercalendered publication paper with a high gloss surface and with a high content of mechanical and/or recycled pulp. Mainly used for catalogues, magazines and advertising materials.

Solid-wood products Wood sawn into various dimensions/sizes: planks, joists, etc.

Super absorbents Collective name of a number of synthetic absorbent materials based on polymers. Important material in personal care products such as diapers and pads.

TCF pulp Pulp that is bleached without using chlorine in any form.

Transport packaging Mainly used when transporting goods from production to customer. The most used material is corrugated board.

Wood fibre Wood fibre from felled trees (fresh wood fibre).

INVESTOR RELATIONS CONTACTS

Bodil Eriksson
Senior Vice President,
Corporate Communications
Tel: +46 8 788 52 34
E-mail: bodil.eriksson@sca.com

Johan Karlsson
Vice President Investor Relations
Tel: +46 8 788 51 30
E-mail: johan.ir.karlsson@sca.com

Anders Luthbom
Vice President Business Intelligence
Tel: +46 8 788 51 56
E-mail: anders.luthbom@sca.com

Johan Andersson
Business Analyst
Tel: +46 8 788 52 82
E-mail: johan.c.andersson@sca.com


Dove
德芙
心语
Dove Hearts
牛奶夹心
及苹果味夹心巧克力
净含量:109克

Annual General Meeting and Nomination Committee

The annual general meeting of Svenska Cellulosa Aktiebolaget SCA will be held on Tuesday, 8 April 2008 at 3 p.m., in Aula Magna, Stockholm University, Frescati, Stockholm, Sweden. Registration for the annual general meeting begins at 1.30 p.m.

Directions from central Stockholm:

- Underground "röda linjen" (the red line) towards Mörby Centrum to "Universitetet" station.
- Bus 40, 540 or 670 to bus stop "Universitetet".
- Parking by "Södra huset".
- Taxi drop off and collection point (Stockholm University No. 6) at Aula Magna's entrance on level two.
  The address is Frescativägen 6.

NOTIFICATION

Shareholders who wish to attend the meeting must:

- be listed in the shareholders' register maintained by VPC AB (the Swedish Central Securities Depository) as of Wednesday, 2 April 2008, and
- register to attend the annual general meeting no later than Wednesday, 2 April 2008.

Shareholders may register to attend in the following ways:

- by telephone: +46 8 788 51 39, on weekdays between 8 a.m. and 5 p.m.
- by fax: +46 8 788 53 32
- via the Internet website: www.sca.com
- by mail to Svenska Cellulosa Aktiebolaget SCA, Corporate Legal Affairs, Box 7827, SE-103 97 Stockholm, Sweden

To attend the annual general meeting, shareholders with custodian-registered shares must have such shares registered in their own names. Temporary registration of ownership, so-called "voting rights registration", should be requested well in advance of Wednesday, 2 April 2008, from the bank or fund manager holding the shares.

Name, personal identity number/corporate registration number, address, telephone number, and the names of any accompanying persons, should be stated when registering to attend. Shareholders represented by proxy should submit a proxy in the original to the company prior to the annual general meeting. Proxy forms are available upon request and on the company website www.sca.com. Anyone representing a legal entity must present a copy of the registration certificate, not older than one year, or equivalent authorization document listing the authorized signatories.

DIVIDEND

The board of directors proposes that a dividend of SEK 4.40 per share be paid and that the record date for the dividend shall be Friday, 11 April 2008. Payment through VPC AB is estimated to be made on Wednesday, 16 April 2008.

NOMINATION COMMITTEE

- Carl-Olof By, AB Industrivärden, chairman of the nomination committee
- Curt Källströmer, Handelsbanken's Pensionsstiftelse, among others
- Anders Oscarsson, SEB Fonder
- Hans Sterte, Skandia Liv
- Magnus Landare, Alecta
- Sverker Martin-Löf, chairman of the board SCA

The nomination committee prepares the proposal for the election of members of the board of directors, among other things.

Detailed information concerning the annual general meeting can be found on the company website: www.sca.com.

FINANCIAL CALENDAR 2008

8 April 2008
Annual General Meeting

29 April 2008
Interim report for the period
1 January – 31 March 2008

24 July 2008
Interim report for the period
1 January – 30 June 2008

29 October 2008
Interim report for the period
1 January – 30 September 2008

29 January 2009
Year-end report 2008

March 2009
Annual Report 2008

Reports are published in Swedish and English and can be downloaded from SCA's website www.sca.com. Annual Reports can also be ordered from:

Svenska Cellulosa Aktiebolaget SCA
Corporate Communications
Box 7827, SE-103 97 Stockholm, Sweden
Tel +46 8 788 51 00

The Annual Report is published in Swedish and English. In the event of differences between the English translation and the Swedish original, the Swedish Annual Report shall prevail.

This annual report is produced by SCA in cooperation with Hallvarsson & Halvarsson.
Photo: Juliana Yondt, Elisabeth Ohlson Wallin, Håkan Lindgren, Bengt Alm. Printing: Elanders Gummesson in Falköping 2008.

essentials
for everyday life™

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Box 7827
SE-103 97 STOCKHOLM, Sweden
Visitors: Stureplan 3
Tel +46 8 788 51 00, fax +46 8 660 74 30
Reg. No.: 556012-6293
www.sca.com

END

Business groups

SCA TISSUE EUROPE
AND SCA PERSONAL CARE
München Airport Center (MAC)
Postfach 241540
DE-85336 MÜNCHEN-FLUGHAFEN
Germany
Visitors: Terminalstrasse Mitte 18
Tel +49 89 9 70 06-0
Fax +49 89 9 70 06-204

SCA PACKAGING EUROPE
Culliganlaan 1D
BE-1831 DIEGEM
Belgium
Tel +32 2 718 3711
Fax +32 2 715 4815

SCA FOREST PRODUCTS
SE-851 88 SUNDSVALL
Sweden
Visitors: Skepparplatsen 1
Tel +46 60 19 30 00, 19 40 00
Fax +46 60 19 33 21

SCA AMERICAS
Cira Centre
Suite 2600
2929 Arch Street
PHILADELPHIA, PA 19104
US
Tel +1 610 499 3700
Fax +1 610 499 3402

SCA ASIA PACIFIC
1958 Chenhang Road
Pudong, Minhang District
SHANGHAI 201114
China
Tel +86 21 5433 5200
Fax +86 21 5433 2243